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02042841

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mercantil Servicios Financieros

*CURRENT ADDRESS


PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4648 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/25/02


MERCANTIL
SERVICIOS FINANCIEROS


MERCANTIL
VISA TravelMoney

2001 Annual Report

Content


MERCANTIL
SERVICIOS FINANCIEROS

Annual Report 2001

Mercantil Servicios Financieros (MSF) is a Venezuelan holding company incorporated in April 1997. Its principal subsidiaries are Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest (Brokerage).

Mercantil Servicios Financieros has the mission of meeting the demands of the individuals and the community in which it operates, by providing excellent financial products and services in a range of market segments and using the resources at its command efficiently, so as to earn an adequate return and add value to its shareholders.

MSF is Venezuela's largest and most complete provider of financial services, and is present in 10 countries of the Western Hemisphere and Europe. Among its principal subsidiaries are: Banco Mercantil, Banco Universal, in Venezuela; Commercebank, N.A., a commercial bank in the United States with nine offices in Miami and one in New York; Holding Mercantil Internacional, a holding company with four financial subsidiaries overseas - Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC, Bank & Trust Limited in the Cayman Islands, Banco Mercantil Suiza, A.G., in Zurich; Merinvest, a leader in the Venezuelan investment banking industry; Seguros Mercantil and Seguros Orinoco, which provide property, life and health insurance and a modern system of banking insurance; and Mercantil Inversiones y Valores, which makes minority investments in other companies' capital.

Banco Mercantil's products are offered throughout Venezuela, through a network of 342 offices, 755 automatic teller machines, and over 10,000 points of sale in Venezuela.

Highlights

	US$[5]	December 31 2001	December 31 2000	December 31 1999
Balance Sheet (million Bs)				
Total Assets	6,943	5,255,996	4,461,085	3,211,851
Credit Portfolio, Net	3,278	2,481,335	2,227,761	1,560,601
Deposits	5,373	4,067,192	3,375,507	2,331,037
Equity	808	611,391	566,076	546,301
Income Accounts for Year (million Bs)				
Net Financial Margin	521	377,399	315,203	303,496
Commissions and Other Income	209	151,456	102,320	92,151
Operating Expenses	625	453,038	378,101	345,927
Net Income for the Year	98	70,702	34,905	16,124
Net Income per Common Share	0.3	186.0	88.2	47.3
Profitability Indicators (%)				
Gross Financial Margin/Average Financial Assets		12.4	12.5	14.6
Commissions and Other Income/Total Income		25.4	22.7	21.0
Net Earnings for Period/Average Assets (ROA)		1.5	0.9	0.5
Net Earnings for Period/Average Equity (ROE)		12.0	6.3	3.0
Equity Sufficiency Indicators (%)				
Equity/Risk-Weighted Assets (*CNV regulatory minimum standard = 8%*)[1]		16.6	20.3	30.0
Equity/Risk-Weighted Assets (BIS)[2]		16.6	20.7	30.0
Equity/Assets		11.6	12.7	17.0
Portfolio Quality Indicators (%)				
Loans Overdue and In Litigation/Gross Portfolio		3.0	3.2	3.9
Allowance for Losses on loan Portfolio/Loans Overdue and In Litigation		179.4	154.9	132.2
Allowance for Losses on loan Portfolio/Gross Portfolio		5.3	5.0	5.2
Efficiency Indicators (%)				
Operating Expenses[3]/Average Total Assets		9.1	9.7	10.1
Operating Expenses[3]/Total Income		74.2	82.3	75.2
Liquidity Indicators (%)				
Disposable Funds/Deposits		23.1	23.3	24.2
Disposable Funds and Investment Portfolio/Deposits		52.3	47.7	53.0
Other Indicators				
Number of Employees				
In Venezuela[4]		7,669	7,919	7,321
Overseas		548	533	549
Distribution Network				
Offices in Venezuela		342	384	308
Offices Overseas		16	14	16
Representation Offices		5	5	7

[1] Pursuant to National Securities Commission (CNV) regulations.
[2] Pursuant to the Basel Committee on Banking Supervision.
[3] Not counting contributions to Deposit Guarantee and Bank Protection Fund (FOGADE) and Superintendency of Banks and Other Financial Institutions (SUDEBAN).
[4] Including 1,463 from merger with Interbank as of December 31, 2000. Not including 1,013 employees of Seguros Orinoco, acquired in December 2001.
[5] Translated at year-end exchange rate of Bs. 757/US$ and average exchange rate of Bs. 725/US$ for income accounts.

Board of Directors

Principal Members

Gustavo A. Marturet *
Chairman

Gustavo J. Vollmer H.***
Alfredo Travieso P.**
Luis A. Romero M.****
Miguel A. Capriles L.***
Timothy Purcell**
Gustavo J. Vollmer A.****
Jonathan Coles***

Alternate Members

Luis Esteban Palacios W.***
Federico Vollmer A.**
Rafael T. Hernández***
Gonzalo Mendoza M.***
Víctor J. Sierra A.****
Juan Mesa Freydell***
Luis A. Sanabria U.***
Gustavo Galdo C.****
Francisco Monaldi M.****
Guillermo Sosa S.****
Germán Sánchez Myles****
Oscar A. Machado K.**
Gustavo Machado C.**
Luis A. Marturet****
Carlos Hellmund B.**
Eduardo Mier y Terán**

Secretary
Guillermo Ponce Trujillo

Alternate Secretary
Iván Trujillo Baute

Principal Statutory Auditors
Eduardo Elvira
Francisco Torres Pantin

Alternate Statutory Auditors
Emilio Trejo
Alexis R. Alfonzo Pino

Legal Representative
René Lepervanche M.

Alternate Legal Representative
Pedro Reyes O.

* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee
**** Member of the Risk Committee

Administration

Gustavo A. Marturet*
President

Alejandro González Sosa*
Corporate and Institutional Banking Manager

Nerio Rosales Rengifo*
Business and Personal Banking Manager

Armando Leirós*
Operations and Technology Manager
President, Todo1.com

Guillermo Villar*
International Operations Manager
Acting Finance and Investment Banking Manager

Alberto Benshimol*
New Financial Business Manager

René Lepervanche Michelena*
General Counsel

Luis Calvo Blesa*
Human Resources Manager

Toribio Cabeza León
Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Iván Trujillo Baute
Alternate Secretary

Juan Livinalli
Money Laundering Prevention Compliance Officer

Manuel Rodríguez Armesto
Risk Manager

# of Regular General Meeting of Shareholders

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 117,296,336,100.00
Subscribed and Paid-Up Capital Bs. 58,648,168,050.00
Caracas, Venezuela

By order of the Board of Directors, the shareholders are hereby called to attend a Regular General Meeting to be held at the Company's headquarters, at Avenida Andrés Bello Nº 1, Edificio Mercantil, on March 22, 2002 at 5:00 p.m., with the following agenda:

1. Consider the Report to be submitted by the Board of Directors and the Company's Audited Financial Statements as of December 31, 2001, following examination of the Statutory Auditors' Report.
2. Appoint the Principal and Alternate Members of the Board of Directors whose election is scheduled at that time pursuant to the Bylaws, and determine the compensation payable to all the members of the Board.
3. Appoint the Principal Statutory Auditors and their Alternates, and determine their compensation.
4. Consider the "Proposal for Declaration of Dividends of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular General Meeting of March 22, 2002.
5. Consider the Proposal for the Fifth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular General Meeting of March 22, 2002.

Note: The shareholders are hereby informed that the Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal period ended December 31, 2001, duly examined by the "Espiñeira, Sheldon & Asociados," external auditors, the Statutory Auditors' Report, the Board of Directors' Report, the "Proposal for Declaration of Dividend of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular General Meeting of March 22, 2002," and the "Proposal for the Fifth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular General Meeting of March 22, 2002" will be at their disposal fifteen days in advance of the date on which the General Meeting is scheduled to be held, at the Office of the Secretary of the Board of Directors, located at Avenida Andrés Bello Nº 1, Edificio Mercantil, 35th floor, Caracas.

Pursuant to the provisions of the Company's Bylaws, the shareholders are hereby informed that each group of Class A common shares representing at least twenty percent (20%) of the capital subscribed for by said shares is entitled to nominate and appoint the Principal Director and Alternates corresponding thereto. The slates of candidates for the election of each Statutory Auditor and his Alternate are likewise at the shareholders' disposal.

Caracas, February 28, 2002

For Mercantil Servicios Financieros, C.A.



Guillermo Ponce Trujillo
Secretary of the Board of Directors

Report

Caracas, February 28, 2002
Dear Shareholders:

This report summarizes the financial performance and principal activities of Mercantil Servicios Financieros (MSF) for the second half of 2001 and for the year 2001 as a whole. Earnings totaled Bs. 70.702 billion for the year, Bs. 21.391 billion in the first half and Bs. 49.311 billion in the second half. The largest contributions to those earnings were made by Banco Mercantil (Bs. 51 billion) and Commercebank (Bs. 13 billion).

Total assets amounted to Bs. 5 trillion 255.996 billion (US$ 6.943 billion), 18% more than those recorded in December 2000, and equity amounted to Bs. 611.391 billion (US$ 808 million), 8% higher than a year earlier.

Portfolio quality continued to be highly satisfactory. Banco Mercantil's indexes, in particular, were better than for the Venezuelan banking system as a whole. Its ratio of loans overdue and in litigation to gross loan portfolio was 3.7%, compared to 5.2% for the Venezuelan financial system. The corresponding ratio for Mercantil Servicios Financieros (MSF) as a whole was 3.0%, down from 3.2% at the end of 2000. The equity to assets and risk-weighted contingent operations ratio, for its part, exceeded 16%. This index is determined according to criteria prescribed by the National Securities Commission (CNV), similar to those used by the Basel International Bank for Payments Supervision Committee.

Bs. 13.676 billion of cash dividends and Bs. 3.574 billion of stock dividends (1 new share for each 15 shares held) were paid in the year, and the Stock Repurchase Program launched in May 2000 continued, entering into its Fourth Phase; 12,919,338 shares were repurchased, for Bs. 13.314 billion. In October the Board of Directors decided, pursuant to the Capital Market Act's provisions and authorizations for the successive phases of the Repurchase Program conferred at the General Meetings of Shareholders, to redeem 8,042,632 Class A common shares and 6,735,347 Class B common shares acquired in the Program's First and Second, and part of the Third, Phases, whereby subscribed and paid-up capital was reduced by Bs. 2,216,696,850, the par value of the shares so redeemed.

The financial statements of Mercantil Servicios Financieros included in this Report consolidate the activities of MSF's subsidiaries and were prepared in accordance with the National Securities Commission's Accounting Manual. Those statements have been examined by the "Espiñeira, Sheldon y Asociados" external auditing firm, whose report appears on the inside front cover hereof. It states that the financial statements present fairly the Company's financial condition in conformity with the CNV standards.



The economic climate prevailing in 2001 conserved certain elements of strength in economic activity, spending, and employment, in a context of moderate inflation and deterioration of certain fiscal and external indicators, provoked in large measure by a downturn of oil prices following a period of high prices in 1999 and 2000. The financial money market was subject to a certain tension, reflected in generally short liquidity, low demand for credit, and high interest rate volatility. But even under these market conditions, the financial system's performance continued to be reasonably satisfactory in solvency, credit portfolio quality, and profitability terms.

International interest rates declined substantially in 2001, depressing financial margin for MSF's operations outside of Venezuela. That effect was largely offset, however, by the growth of assets achieved by the overseas units during the period.

Among the most important events involving Mercantil Servicios Financieros and its subsidiaries during the year were the following:

- In February, Banco Mercantil's operational integration with Interbank concluded.
- In October, MSF exercised its purchase option on 73% of the preferred shares issued by Banco Mercantil in December 2000, in connection with its merger with Interbank; those shares were issued to Interbank's former shareholders, and essentially to its principal shareholders, with whom agreements were entered into granting Mercantil a preferred option to acquire the shares. At the date of this Report Mercantil had exercised the option on the rest of those shares.
- In October MSF placed Bs. 60 billion of unsecured bearer obligations with two and three-year terms and at variable interest rates ranging from 89% to 96% of the market lending rate (MLR) published by the Central Bank. These obligations were issued following approval by the Regular General Meeting of Shareholders held on March 29, 2001. The funds so raised were used mainly to exercise the purchase option on preferred shares issued by Banco Mercantil.
- In December MSF acquired 99.94% of Seguros Orinoco. This acquisition will allow the Company to greatly expand its insurance activity, making MSF the third largest insurance company in Venezuela with an estimated 10% market share. It will also bring in over 200,000 potential customers for other MSF financial products. Annual savings from the restructuring are estimated at US$ 8 million in 2002 and 2003, based on an expected 22% growth of premiums in 2002.

Furthermore, we are deeply gratified by the series of important acknowledgments Banco Mercantil received from prestigious publications and institutions over the course of 2001, which are detailed in the Awards and Acknowledgments section of this Report. Among them is the LatinFinance magazine's "Bank of the Year" award.

Pursuant to a National Securities Commission resolution to that effect, we inform you that Form CNV-FG-010 reflects a Bs. 268.8 billion total for compensation paid to Company Directors and Executives during the second half.

Relations between Company officers and employees continued to be characterized by the traditional spirit of harmony and cooperation, and the Board wishes to express its appreciation for the efficiency and dedication they have shown in the performance of their work.

The Board of Directors continued to hold periodic meetings in cities other than Caracas in 2001, to deepen our relations with our customers, to whom we also wish to express our gratitude for their preference for us and reiterate our commitment to provide them with the best possible service.

Several Alternate Directors attended Board of Directors meetings during the year, standing in for absent Principal Directors and as guests. Moreover, the Chairman/President delegated some of the Presidency's functions to members of the Executive Committee while temporarily absent at certain times during the year.

Sincerely yours,
Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Miguel A. Capriles L.
Timothy Purcell
Gustavo Vollmer A.
Jonathan Coles


MERCANTIL
VISA TravelMoney

CAJEROS AUTOMÁTICOS

KIOSKO DE AUTOSERVICIOS



Report

Caracas, March 5, 2002

Shareholders of Mercantil Servicios Financieros, C.A.
Caracas

Dear gentlemen and friends:

In our capacity as the Company's Statutory Auditors and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we have the pleasure of informing you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and subsidiaries as of December 31, 2001 and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the fiscal period then ended.

Our examination was made in accordance with generally accepting auditing standards, and as such, included examination on a test basis of the accounting records and other auditing procedures we considered necessary in the circumstances. We have also considered the report of the external auditors, "Espiñeira, Sheldon y Asociados" for the same period, which must be treated as an integral part of this report, with whose conclusions we are in agreement and which we attach hereto.

Based on the analysis performed, we point out that the Company maintains adequate controls over its credit and investment portfolios, keeping them under permanent analysis and supervision, which makes it possible to establish the appropriate provisions. The Company likewise maintains the reserves prescribed in its Bylaws and complies with the provisions thereof and of the law in respect of declaration and payment of dividends. By the same token, the internal controls in place and the Company's policies justify our conclusion that there is no current or potential risk which might lead to a weakening of its financial condition.

In our opinion, the aforementioned consolidated financial statements present fairly the financial condition of Mercantil Servicios Financieros, C.A. and subsidiaries as of December 31, 2001, and the results of its operations and its cash flows for the fiscal period then ended, in conformity with the standards prescribed by the National Securities Commission. The Company presents, as complementary information, financial statements drawn up in conformity with generally accepted accounting principles issued by the Venezuelan Federation of Public Accounting Associations.

We wish to express our appreciation for your confidence in us, and take pleasure in reiterating that we are your attentive friends and reliable servants.



Eduardo Elvira
Statutory Auditor



Francisco Torres Pantin
Statutory Auditor

Enclosure: Report by "Espiñeira, Sheldon y Asociados."

Unconsolidated Sheet

(in millions of Bs)	December 31, 2001	December 31, 2000	December 31, 1999
Assets			
Disposable Funds	555	95	1,699
Investment Portfolio	679,866	564,366	536,937
Other Assets	4,977	3,737	8,794
Total Assets	685,398	568,198	547,430
Liabilities and Shareholders' Equity			
Unsecured Obligations	59,814	0	0
Other Liabilities	14,193	2,122	1,129
Total Liabilities	74,007	2,122	1,129
Shareholders' Equity	611,391	566,076	546,301
Total Liabilities and Shareholders' Equity	685,398	568,198	547,430

Unconsolidated of Income

Years ended (in millions of Bs)	december 31, 2001	december 31, 2000	december 31, 1999
Income			
Financial Income	1,083	1,055	0
Equity in Subsidiaries and Related Companies	73,575	34,807	18,639
Other Income	4,409	2,082	3,540
Total Income	79,067	37,944	22,179
Expenses			
Operating	8,299	2,893	4,158
Income Tax	66	146	86
Total Expenses	8,365	3,309	4,244
Result of Exposure to Inflation	0	0	(1,811)
Net Income	70,702	34,905	16,124

Consolidated Sheet

Assets	December 31, 2001 in millions of US$ [1]	December 31, 2001 in millions of bolivars	December 31, 2000 in millions of bolivars	December 31, 1999 in millions of bolivars
Disposable Funds				
Cash	169	128,157	111,570	102,554
Central Bank of Venezuela	590	446,658	431,165	272,663
Venezuelan Banks and Other Financial Institutions	24	18,131	1,226	2,797
Foreign Banks and Other Financial Institutions	338	255,569	145,136	160,084
Pending cash Items	122	92,774	99,222	26,199
(Provision for Disposable Funds)	(1)	(1,029)	(729)	(375)
	1,242	940,260	787,590	563,922
Investment Portfolio [2,3]				
Investments in Trading Securities	40	30,238	63,543	63,876
Investments in Securities Available for Sale	1,286	973,861	572,368	402,309
Investments in Securities Held to Maturity	61	46,755	52,674	73,021
Share Trading Portfolio	62	46.755	51,542	39,212
Investments in Time Deposits and Placements	112	84,631	76,166	90,367
Restricted Investments	9	6,930	7,219	2,256
	1,570	1,188,462	823,512	671,041
Loan Portfolio [4]				
Current	3,269	2,474,324	2,238,321	1,562,009
Restructured	91	68,710	30,830	19,213
Overdue	83	62,914	55,721	49,313
In Litigation	19	14,788	19,603	14,793
	3,462	2,620,736	2,344,475	1,645,328
Allowance for losses on Loan Portfolio	(184)	(139,401)	(116,714)	(84,727)
	3,278	2,481,335	2,227,761	1,560,601
Interest and Commissions Receivable	83	63,094	63,764	39,617
Long-Term Investments	14	10,395	8,891	5,804
Assets Available for Sale	41	30,665	37,519	19,209
Property and Equipment	320	242,493	251,884	248,495
Other Assets	395	299,292	260,164	103,162
Total Assets	6,943	5,255,996	4,461,085	3,211,851

1 Translated at a US$1/Bs. 757 exchange rate.
2 Net of assigned investments, Bs. 351,546 billion as of December 31, 2001 and Bs. 429,850 billion as of December 31, 2000.
3 Not including Housing Policy Act Trust, Bs. 3,734 billion, Bs. 20,422 billion, and Bs.11,116 billion as of December 31, 2001, 2000, and 1999, respectively.
4 Not including Housing Policy Act Credits, Bs. 276,468 billion, Bs. 178,486 billion, and Bs. 55,568 billion as of December 31, 2001, 2000, and 1999, respectively.

Consolidated Sheet

Liabilities and Shareholders' Equity

in millions

Liabilities	December 31, 2001 US$[1]	December 31, 2001 bolivars	December 31, 2000 bolivars	December 31, 1999 bolivars
Deposits				
Non - Interest Bearing Checking Accounts	1,171	886,502	897,999	565,272
Interest bearing Checking Accounts	1,744	1,320,570	804,165	705,582
Savings Deposits[2]	1,118	845,967	658,118	388,884
Time Deposits	1,340	1,014,153	1,015,225	671,299
	5,373	4,067,192	3,375,507	2,331,037
Debt Authorized by the National Securities and Exchange Commission				
Debt Securities Subject to Public Offering, issued by the Institution	79	59,814	0	0
	79	59,814	0	0
Financial Liabilities				
Liabilities to venezuelan Banks and Savings and Loan Institutions, up to 1 year	12	8,788	3,983	7,067
Liabilities to venezuelan Banks and Savings and Loan Institutions, more than 1 year	6	4,238	3,299	784
Borrowings with foreign Banks and Savings and Loan Institutions, up to 1 year	98	74,518	75,412	29,635
Borrowings with foreign Banks and Savings and Loan Institutions, more than 1 year	44	33,574	59,772	54,931
Liabilities under Repurchase Transactions	6	4,593	13,019	13,222
Other Obligations, up to 1 year	32	24,418	29,242	10,228
Other Obligations, more than 1 year	19	14,748	19,311	13,296
	218	164,877	204,038	129,163
Interest and Commissions Payable	19	14,215	14,650	8,451
Other Liabilities	362	273,939	208,050	156,951
Subordinated Debt	65	49,205	38,445	25,930
Total Liabilities	6,115	4,629,242	3,840,690	2,651,532
Minority Interests in Consolidated Subsidiaries	20	15,363	54,319	14,018
Shareholders' Equity				
Nominal Capital Stock	77	58,648	57,291	52,257
Capital Inflation Adjustment	253	191,709	191,709	191,709
Share Premium	84	63,569	67,143	72,177
Capital Reserves	215	161,245	156,380	151,521
Negative Goodwill	0	0	1,423	0
Translation Adjustment Net Assets of Subsidiaries Abroad	(1)	(780)	(9,171)	(13,632)
Retained Earnings	216	165,139	123,091	99,787
Shares Repurchased Held by Subsidiaries	(24)	(18,414)	(17,430)	(7,518)
Unrealized Loss from Adjustment at Market Value of Investments Available for Sale	(13)	(9,725)	(4,360)	0
Total Shareholders' Equity	808	611,391	566,076	546,301
Total Liabilities and Shareholders' Equity	6,943	5,255,996	4,461,085	3,211,851

1 Translated at a US$/Bs 757 exchange rate.
2 Not including Housing Mutual Fund savings deposits, Bs. 280.403 billion, Bs. 198,823 billion, and Bs. 69.487 billion as of December 31, 2001, 2000, and 1999, respectively.

Consolidated of Income

(Expressed in millions of bolivars)

	Year ended December 31, **2001**	Year ended December 31, **2000**	Year ended December 31, **1999**
Interest Income			
Income from Cash and Due from Banks	17,158	19,102	14,210
Income from Investment Portfolio	114,033	81,538	84,773
Income from Loan	450,617	379,225	410,090
Total Interest Income	581,808	479,865	509,073
Interest Expense			
Interest on Demand and Savings Deposits	43,028	47,278	70,280
Interest on Time Deposits	79,100	68,893	77,100
Interest on Securities Issued by the Institution	2,867	0	0
Interest on Financial Liabilities	24,263	19,807	18,069
Total Interest Expense	149,258	135,978	165,449
Gross Financial Margin	432,550	343,887	343,624
Allowance for Losses on Loan Portfolio	55,151	28,684	40,128
Net Financial Margin	377,399	315,203	303,496
Commissions and Other Income			
Trust Fund Operations	12,339	8,289	6,363
Foreign Currency Transactions	6,524	5,518	4,502
Commissions on Customer Account Transactions	34,571	24,636	16,029
Commissions on Letters of Credit and Guarantees Granted	4,333	3,700	3,298
Equity in Long-Term Investments	5,386	(6,002)	1,345
Exchange Gains	10,125	10,565	11,919
Income on Sale of Investment Securities	15,727	6,917	15,589
Other Income	62,451	48,717	33,106
Total Commissions and Other Income	151,456	102,320	92,151
Insurance Premiums, Net of Claims			
Premiums	52,597	48,733	29,346
Claims	(43,901)	(45,565)	(29,969)
Total Insurance Premiums, Net of Claims	9,696	3,168	(623)
Operating Expenses			
Salaries and Employee Benefits	177,461	140,927	131,046
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	101,159	94,581	81,404
Fees paid to Regulatory Agencies	11,476	6,694	15,031
Other Operating Expenses	162,942	135,889	118,446
Total Operating Expenses	453,038	378,101	345,927
Result of Exposure to Inflation	0	0	(31,801)
Operating Income Before Taxes, Extraordinary Items and Minority Interest	85,513	42,590	17,296
Taxes			
Current	(15,786)	(12,031)	(12,525)
Deferred	2,722	2,342	4,749
Total Taxes	(15,864)	(9,689)	(7,776)
Benefit from Utilization of Tax Losses Available for Carryforwards	1,240	2,100	4,449
Minority Interests	(187)	(96)	2,155
Net Income for the Year	70,702	34,905	16,124
Net Income for the Year, in US$[1]	98	51	22

1 Translated at the average exchange rate of Bs. 725/US$ for 2001, Bs. 681/US$ for 2000, and Bs. 608/US$ for 1999.



on Operations

We begin our report on the operations of Mercantil Servicios Financieros, C.A. (MSF) by summarizing the financial performance figures for 2001 and comparing them with those of 2000. We point out that MSF earned Bs. 70.702 billion (U$ 98 million) in 2001, making for a 103% expansion of earnings vis-à-vis 2000.

Total Assets amounted to Bs. 5 trillion 255.996 billion (US$ 6.943 billion), 18% higher than the figure recorded in December 2000. Equity stood at Bs. 611.391 billion (US$ 808 million) at the end of the year, 8.0% more than a year earlier.

Summary of the Financial Statements (in millions, except percentages and Net per Share)	12/ 31/ 2001 US $	12/ 31/ 2001 Bolivars	12/ 31/ 2000 Bolivars	Increase/ Decrease Bolivars	Increase/ Decrease %
Net Income for the Year[1]	98	70,702	34,905	35,797	102.6
Net Income per Share (Bs./Share) [1,3]	0.25	186	88	98	111.4
ROA		1.5%	0.9%		
ROE		12.0%	6.3%		
Total Assets	6,943	5,255,996	4,461,085	794,911	17.8%
Investment Portfolio	1,570	1,188,462	823,512	364,950	44.3%
Loan Portfolio, Net	3,278	2,481,335	2,227,761	253,574	11.4%
Deposits	5,373	4,067,192	3,375,507	691,685	20.5%
Shareholders' Equity	808	611,391	566,076	45,315	8.0%

1 Translated at the average exchange rate of US$1/Bs 725..
2 Translated at the December 2001 year-end exchange rate of US$1/Bs 757
3 Calculated on the basis of 380,212,958 outstanding shares weighted average as of 12/31/2001 and 395,689,735 shares as of 12/31/2000.

This report covers the following topics: economic climate, analysis of financial performance, strategic positioning, mergers and acquisitions, overall risk management, operating efficiency and human resources.



Economic Climate

The Venezuelan economy conserved certain elements of strength in 2001, as regards economic activity, spending, and employment, in a context of moderate inflation and deterioration of certain fiscal and external indicators, provoked in large measure by a downturn of oil prices following a period of high prices in 1999 and 2000 - especially in the last quarter of the year. The institutional and political climate prevailing in the year appears to have discouraged the economic agents regarding the economy's prospects and fostered preventive behavior in relation to spending and investment. As a result, the financial money market was subject to a certain tension, reflected in generally short liquidity, low demand for credit, and high interest rate volatility. But even under these market conditions, the financial system's performance continued to be satisfactory in solvency, portfolio quality and profitability terms.

The oil market continued to weaken over the course of the year, especially after the terrorist attacks of September 11, under the pressure of slowing worldwide economic growth and an energy imbalance largely provoked by an oversupply of oil. The average price for Venezuela's oil export basket fell by 6 US$/bl from its 2000 level, to 20.30 US$/bl, to whose impact must be added the effect of a 340,000 barrels per day reduction of oil output in accordance with OPEC decisions, to 2.71 million barrels per day at the end of the year. This trend, reinforced by the stagnation of non-oil exports and a growth of imports which combined to lower the trade surplus by 44%, largely explains the US$ 2.434 billion overall balance of payments deficit for the year. The year also witnessed a persistent export of capital, estimated at US$ 9.753 billion. Foreign reserves contracted by US$ 3.594 billion.

On the foreign exchange market, the national currency depreciated by 8.3% in the year, exceeding the planned 7% pace of depreciation of the central parity rate and almost the same as in the previous year, thereby achieving the Central Bank's announced objective of maintaining a nominal anchor to conserve price stability.



The real sector underwent a moderate overall slowdown, with the growth rate falling from 3.2% in 2000 to 2.7% in 2001, as a result of a 0.9% contraction of oil production (vs. a 3.2% growth in 2000), offset by a 3.8% expansion of non-oil activities. Construction (13%) and Transportation, Storage, and Communications (8.1%) were the strongest sectors; in the latter category, Communications activity increased by 11.5%. As regards internal aggregate demand, final consumption achieved significant growth, with its public component advancing by 5.9% and its private component by 4.7%. Gross fixed investment grew 12.0% (vs. 1.1% the previous year). In the labor market, monthly unemployment rates tended to decline during the first seven months of 2001, from 15.8% to 12.8%, but then turned upward in August and September, approaching 13.5% in the latter month, which reflects an unemployed population of 1.5 million. As regards prices, the year's consumer inflation rate was 12.3%, only slightly above the official target, so that the downward trend under way since 1997 continued. Less abundant liquidity and the exchange rate anchor, which continued cheapening imports, contributed to that performance.

The most important source of GDP growth in 2001 was an expansive fiscal policy, but this came at the expense of a deteriorating central government budget situation. As a result of the aforementioned external shock, current revenue only rose by 13.3%, barely outstripping inflation, in spite of higher dividend payments by Petróleos de Venezuela, S.A. (PDVSA) and the transfer of Central Bank profits to the Treasury. Spending in 2001 reflected major

Summary of Results	2000	2001
Percentage Variation of Gross Domestic Product		
Total	3.2	2.7
Oil Sector	3.2	-0.9
Non Oil Sector	3.0	3.8
GDP (in millions of US$)*	121,263	122,932
Per capita GDP (in US$)*	5,017	4,991
GDP (in billions of current Bs)*	82,451	89,092
Exchange Rate. Bs./US$		
Year End	699.8	758.0
Average	679.9	723.7
Percentage Variation of Exchange Rate,(December/December)	7.8	8.3
Average Variation of Exchange Rate	12.3	6.4
Inflation		
Annualized (%) (December/December)	13.4	12.3
Average (%)	16.2	12.5
Interest Rate		
Average Lending Rate (6 largest banks)	24.5	24.8
90-Day FTD (6 largest banks)	14.9	14.6
Budget Surplus (Deficit) as Percentage of GDP	-1.7	-4.0

*Estimated by Banco Mercantil Economic Research Unit.

budget items postponed from the previous year (a complementary half), and in the second place, the massive 2001 budget, enacted in December 2000 and amounting to Bs. 23 trillion 214.3 billion, 30% higher than the 2000 budget. Though year-end figures are not presently available, base spending is estimated to have reached Bs. 21 trillion 721.6 billion, making for a 24.8% nominal growth over the 2000 figure, equivalent to a 10.9% real growth rate; 84.7% of appropriated funds were actually spent.

The resulting gap between revenue and spending was financed in part by Bs. 1 trillion 951.1 billion (US$ 2.696 billion) of internal borrowing, 26.1% less than in 2000, and in part by a first withdrawal from the Investment Fund for Macroeconomic Stabilization (FIEM) in the amount of US$ 894.0 million (47.0% of the Central Government's deposits in the Fund). The year ended with a fiscal deficit equivalent to 4% of GDP, more than double the previous year's gap. The behavior of the money market and interest rates was strongly influenced by the less favorable macroeconomic climate and the greater activism of monetary policy, which sought to relieve the pressure on the foreign exchange market by restricting liquidity, through a resumption of Open Market Operations in the form of National Public Bond placements with repurchase pacts (repos) and money desk transactions. Hence, in spite of the higher fiscal spending, monetary liquidity grew by a mere 4.7% in the year, actually declining by 6.7% in real terms. Though interest rates remained at the same level as in 2000 on average, the tight liquidity prevailing toward the end of the year drove them up significantly at that time. The average lending rate increased by 5.7 points, from 22.0% in December 2000 to 27.7% at the same point of 2001, having peaked at 35.9% in September. The average marker deposit rate (90-day FTD) ended the year at 19.5%, 5.9 points higher than a year earlier. As a result, both lending and deposit rates were positive in real terms for most of the year.

Interest Rates in Venezuela (6 Largest Banks)


40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
Jan.
Apr.
Jul.
Oct.
Jan.
Apr.
Jul.
Oct.
Lending rates
Deposits rates for 90-Day FTD

Analysis of Financial Performance

Below is a summary of the principal Balance Sheet variations in 2001, vis-à-vis the figures for the previous year.

Summary of Balance Sheet (in millions, except percentages)	**12/ 31/ 2001** *US $*[1]	**12/ 31/ 2001** *Bolivars*	**12/31/ 2000** *Bolivars*	**Increase/ Decrease** *Bolivars*	**Increase/ Decrease** *%*
Total Assets	6,943	5,255,996	4,461,085	794,911	17.8%
Investment Portfolio	1,570	1,188,462	823,512	364,950	44.3%
Loan Portfolio, Net	3,278	2,481,335	2,227,761	253,574	11.4%
Other Assets	395	299,292	260,164	39,128	15.0
Deposits	5,373	4,067,192	3,375,507	691,685	20.5%
Subordinated Debt	65	49,205	38,445	10,760	28.0%
Minority Interests in Consolidated Subsidiaries	20	15,363	54,319	(38,956)	(71.7)%
Shareholders' Equity	808	611,391	566.076	45,315	8.0%
Trust Assets	2,801	2,120,266	1,652,717	431,515	26.0%
Assigned Investments	464	351,546	429,850	(78,304)	(18.2)%
Housing Mutual Fund Assets	383	290,108	198,908	91,200	45.9%
Other Third Party Assets Under Management	185	139,988	58,023	81,965	141.3%

1 Translated at the December 31, 2001 year-end exchange rate of USS1/Bs 757.

Investment Portfolios

Investment portfolios as of December 31, 2001 were made up as illustrated in the accompanying table:

Investment Portfolios
December (2001, not including Assigned Investment)



Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) ADSs
1,1%
Overseas Private Sector mainly United States
17.1%
Venezuelan Private Sector
10.2%
U.S. Government Securities
32.1%
Venezuelan Government Securities
39.5%

Loan Portfolio

MSF's gross loan portfolio recorded an 11.8% growth vis-à-vis the end of 2000, with Banco Mercantil's portfolio gaining 8.7% and Commercebank's portfolio surging by 22.9% (13.7% in U.S. dollar terms).

Loan portfolio quality continued to be very favorable. Banco Mercantil had a better quality level than the Venezuelan banking system as a whole; the institution's ratio of loans overdue and in litigation to gross portfolio was 3.6%, compared to 5.2% for the Venezuelan financial system. MSF's ratio was 3.0%.


Loan Portfolio,
by Type of Security
(December 2001)
31.9% Mortgage
13.6% Pledge
18.7% Debenture
35.8% Unsecured

Loan Portfolio by type of Risk (in millions of Bs. except percentages)	12/ 31/ 2001	%	12/31/ 2000	%
Normal Risk	2,300,103	87.8%	2,050,194	87.4%
Potential Risk	101,111	3.9%	107,707	4.6%
Real Risk	138,462	5.3%	125,334	5.3%
High Risk	72,659	2.8%	44,517	1.9%
Unrecoverable	8,401	0.2%	16,723	0.8%
	2,620,736	100.0%	2,344,475	100.0%

Other Assets

Other Assets grew by Bs. 39.128 billion (15.0%) over the 2000 level, mainly due to the recording of a Bs. 17.828 billion premium paid in connection with the acquisition of Seguros Orinoco (see Mergers and Acquisitions). As of December 31, 2001 this item also includes other Seguros Orinoco assets, chiefly accounts receivable for insurance premium financing.


Distribution of Deposits
(December 31,de 2001)
32% Interest-Bearing
22% Non Interest-Bearing
25% Time Deposits
21% Saving Accounts

Deposits

The 20.5% growth of MSF's deposits includes a 7.6% growth for Banco Mercantil and a 58.7% expansion for Commercebank (46.5% in U.S. dollar terms).

Banco Mercantil's market share for deposits remained unchanged in 2001: 14.2% as of December 31, 2001 vs. 14.4% a year earlier.

Issuance of Obligations

In October and December 2001 MSF placed Bs. 59.814 billion of unsecured bearer obligations. They mature in two and three years and bear interest at variable rates ranging from 89% to 96% of the market lending rate (MLR) published by the Central Bank. The funds so raised were used mainly to exercise the purchase option on preferred shares issued by Banco Mercantil in connection with the acquisition of Interbank.



Subordinated Bonds

In 2001 Commercebank Holding made a new issue of bonds known as "Trust Preferred Securities," in the amount of US$ 15 million. This issue strengthens Commercebank's equity and provides support for the major growth in its assets in 2001.

Minority Interest in Consolidated Subsidiaries

In October 2001 MSF exercised its purchase option on 73.61% of the Preferred Shares belonging to Interbank's former shareholders. This brought about a Bs. 38.601 billion reduction of minority interests (see Mergers and Acquisitions). In February 2002 MSF exercised the purchase option on the remaining 25.46% of those shares. The acquisition was financed by the aforementioned placement of unsecured obligations.

Equity

Equity grew by Bs. 45.315 billion (8%) in 2001; that figure is chiefly made up of Bs. 70.702 billion in earnings for the year, less Bs. 13.676 billion of dividends paid and Bs. 13.314 billion spent to repurchase Company shares under the MSF Stock Repurchase Program under way since May 2000, the fourth phase was approved at the September 26, 2001 General Meeting. The Company had repurchased 25,723,537 shares up to December 31, 2001, equivalent to 6.3% of its issued capital. It was decided at an MSF Board of Directors meeting held on October 18, 2001 to redeem 8,042,632 Class A common shares and 6,735,347 Class B common shares, which were those acquired in the First and Second Phases, and part of the Third Phase, of the Repurchase Program; 82% of equity was allocated to activity in Venezuela and 18% to activity outside of Venezuela. Operations in Venezuela contributed 77% of earnings, and operations outside of Venezuela generated 23%. Financial activity represented 90% of the year's earnings, while insurance and other activities generated the remaining 10%.

Summary of Financial Performance

Financial Margin (in millions of Bs. except percentages)	Year Ended 12/31/2001	Year Ended 12/31/2000	Increase (decrease) Bolivars	Increase (decrease) %
Interest Income	581,808	479,865	101,943	21.2%
Interest Expense	149,258	135,978	13,280	9.8%
Gross Financial Margin	**432,550**	**343,887**	**88,663**	**25.8%**
Allowance for losses on loan portfolio	55,151	28,684	26,467	92.3%
Net Financial Margin	377,399	315,203	62,196	19.7%

Gross Financial Margin rose 26% in 2001, chiefly due to the growth of financial assets and liabilities by 27% and 31%, respectively, vs. their average values in 2000. Financial assets and liabilities rose by 19% and 23%, respectively, at Banco Mercantil, and by 47% and 53% (38% and 43% in U.S. dollar terms), respectively, at Commercebank. The spread between lending and deposit rates remained almost constant in Venezuela, but narrowed for international operations.

Commissions and Other Income (in millions of Bs. except percentages)	Year Ended 12/31/2001	Year Ended 12/31/2000	Increase (decrease) Bolivars	Increase (decrease) %
Net Financial Margin	377,399	315,203	62,196	19.7%
Commissions and Other Income	**151,456**	**102,320**	**49,136**	**48.0%**
Insurance Premiums, Net of Claims	9,696	3,168	6,528	206.1%
Net Income from Financial Operations	538,551	420,691	117,860	28.0%

Commission and Other Income rose by Bs. 49.136 billion (48%) in 2001, mainly on the strength of:

- A Bs. 4.050 billion (49%) increase in Trust Operations; trust assets under management grew 26%.
- A Bs. 9.935 billion (40%) gain in commissions for Customer Account Operations, reflecting higher volume and adjustment of fees for some of the services rendered by Banco Mercantil and Commercebank.

- A Bs. 11.408 billion (189%) surge in Equity in Permanent Investments, which included Bs. 4.475 billion of additional income from equity in the earnings of Servicios Empresariales SEREMCA, a leader in the consumption ticket market which is 43% owned by MSF.
- A Bs. 8.810 billion (127%) growth in Profit on Sales of Investments in Securities, stemming mainly from the sale of 21% of MSF's position in American Depository Shares (ADS) in the Compañía Anónima Nacional Teléfonos de Venezuela (CANTV). As of December 31, 2001, MSF owned 1.24% of CANTV's capital (1.47% as of December 31, 2000).
- A Bs. 13.734 billion (28%) gain in Other Income, mainly in the form of CANTV dividends (Bs. 2.854 billion) and commissions for management of Housing Policy program funds (Bs. 4.074 billion).

There was also an improvement in technical results of insurance operations. Income from premiums less indemnity payments surged 206.1% (Bs. 6.528 billion) in 2001.

Operating and Personnel Expenses

(in millions, except percentages and Net Earnings)	**Year ended** *12/31/2001*	**Year ended** *12/31/2001*	**Increase (decrease)** *Bolivars*	**Increase (decrease)** %
Net Income from Financial Operations	538,551	420,691	117,860	28.0%
Operating and Personnel Expenses	**453,038**	**378,101**	**74,937**	**19.8%**
Net Income Before Taxes, Extraordinary Items, and Minority Interests	85,513	42,590	42,923	100.8%
Taxes (Current and Deferred)	(15,864)	(9,689)	6,175	(63.7)%
Benefit from Utilization of Tax Loss Carryforwards	1,240	2,100	(860)	(41.0)%
Minority Interests	(187)	(96)	91	94.8%
Net Income in Fiscal Period	70,702	34,905	35,797	102.6%
Net Income Per Share (Bs/share)	186	88	98	111.4%

Operating and Personnel Expenses rose by Bs. 74.937 billion (20%) in 2001, due to a Bs. 36.534 billion (26%) increase in Personnel Expenses, the latter caused mainly by the absorption of Interbank, as well as annual wage and salary increases and a Bs. 8.527 billion extraordinary outlay for a new long-term incentive plan for the Company's officers. In contrast to these increases, the year's Depreciation Expense, Expense for Property and Equipment, and Amortization of Intangibles and Other Items declined, as a result of the divestiture of real and personal properties in connection with the integration of Interbank.

Summary of Accounting Principles in Use

Consolidation

MSF's financial statements are presented in conformity with the standards prescribed by the National Securities Commission in Venezuela (CNV). These standards require that the financial statements be shown on a consolidated basis, and they therefore include the accounts of the following subsidiaries, among others:

- Banco Mercantil, C.A., and Banco Universal in Venezuela and its overseas agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A., a bank in Panama.
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, a bank in Grand Cayman.
- Merinvest Sociedad de Corretaje de Valores, in Venezuela.
- Inversiones y Valores Mercantil VI, C.A., and subsidiaries.

CNV Accounting Standards

The CNV has ruled that MSF's financial statements must be presented in historical figures for the fiscal years ended after December 31, 1999. Accordingly, beginning as of January 2000 MSF discontinued the adjustment of its primary financial statements to reflect the effects of inflation. As a result, the fixed assets, among others, are shown at their inflation-adjusted value up to December 31, 1999 and new additions are recorded at acquisition cost; this adjusted cost does not exceed market value as determined by independent appraisers.



Strategic Positioning

Mission and Strategy

MSF's corporate transformation in recent years is intended to make it the best Venezuelan provider of top-quality financial services, consistent with international standards, and with the greatest possible clarity and corporate transparency for the benefit of the shareholders, customers, employees, investors and regulatory agencies.

This corporate transformation has been pursued simultaneously from a number of perspectives, reflecting the identification of the customers' specific needs and relationships with the MSF companies (market segmentation), as well as the processes and adaptation of a new structure generating the ability to develop and gain strength as an efficient and flexible organization. The Company's short and medium-term (2002-2005) mission, vision, and business strategy were defined as part of the same process, as follows:

MISSION: *"Satisfy the aspirations of the individuals and the community in which the Company operates, by the provision of excellent financial products and services in different market segments, using available resources efficiently to achieve an adequate return and add value to the shareholders."*

The corporate vision focuses on and channels the organization's efforts and resources line with of the following guiding principles for action:

- Be the best provider of financial services in terms of the degree of complete satisfaction of the customers' needs and expectations, through products and services viewed by them as the best in the marketplace.
- Develop an adequate risk management, together with an excellent administration of assets and liabilities.
- Be recognized for soundness and demonstrated ethical principles.
- Apply state-of-the-art technology as a fundamental support for business operations.
- Be a good corporate citizen and a key contributor to the development of the communities in which MSF operates.
- Be, at the international level, an example for the citizens by serving as an outstanding representative of Venezuela.
- Have the best and most highly trained human resources.
- Be a leading-edge, innovative institution, exceeding its customers' demands and its competitors' actions.

Based on its analysis of the organization's current internal and external conditions and in keeping with its mission and its overall strategic vision, MSF has developed and is actively implementing the following short and medium-term business strategy (2002-2005):

STRATEGY: *MSF is focusing its efforts on the development of the financial business, chiefly in Venezuela, and on activities in the United States (especially Florida), simultaneously creating businesses with future growth potential in insurance, pension funds, management of third-party assets and Latin American trade, while examining commercial banking opportunities in other countries of the region and other potential financial investments.*


CAJEROS
ABRA

To this end, MSF is strengthening its leadership position in its principal market segments (Small and Medium-Scale Firms, Middle Market and Corporate Banking), while increasing return in its most important growth option, individual banking, by offering customers a comprehensive value package and taking specific actions for each local segment in every location where the Company operates.

In addition to the strategic effort, MSF continually focuses on enhancing the organization's overall operating efficiency.

MSF as an organization is aware that, in this era of rapid change just as throughout its history, the most important agent of success is its personnel. The institution's employees generate the best image of its services and products. Indeed, they are the organization, viewed as a system of efforts and capabilities - for achievements and success, for values and principles, for knowledge and ongoing evaluation of the investment needs of the different economic agents related to the country, with the objectivity required to make a contribution to enhancement of the nation's economic effectiveness.

Business Structure

MSF's strategy is structured in accordance with the market segmentation under development since 1999 and the organization's adaptation to it. This segmentation is based on a classification of the clientele into groups with similar characteristics and attributes (volume of sales, type of institution, income, geographic location), which largely determine their degrees of affinity in terms of demand for financial goods and services. The segments identified so far, for which specific customer service strategies have been developed, are:

1. **Business Segments:**
   - Public finance: national and state government agencies.
   - Correspondentship: Venezuelan and international financial institutions, with emphasis on foreign trade.
   - Corporate: large-scale economic groups and conglomerates, both Venezuelan and international.
   - Middle Market: midsized commercial firms.
   - Small and Medium-Scale: small domestic businesses.
   - Microbusiness: domestic businesses.
2. **Individual Segments:**
   - Private Banking: individuals with large personal equity and long-term financial investment needs.
   - High-Income: Individuals with substantial financial investment and credit needs.
   - Mass Market: Individuals whose financial needs are chiefly for saving and payment products.
3. **International Customer Segments: individuals and companies residing outside of Venezuela.**



As an integral part of the implementation of MSF's segmentation strategy, the internal organization is structured to respond effectively to the strategic guidelines. This approach ensures the necessary alignment between the desired competitive positioning and the appropriate allocation of resources to each segment. MSF's current organizational structure is illustrated in the following table:



MSF Functional Organization Chart
Board of Directors
Presidency
G. Marturet
Strategic Support Team
Strategic Planning
E. Navarro
Risk
Audit
T. Cabeza
Secretariat of the Board of Directors
C. Ponce
Compliance Officer
Corporate and Institutional Banking
A. González
Business and Personal Banking
N. Rosales
Finance and Investment Banking
G. Villar (E)
New Financial Business
A. Benshimol
International Operations
G. Villar
Business Units
Operations and Technology
A. Leiros
Human Resources
L. Calvo
General Counsel
R. Lepervanche
Support Units

The Operations and Technology, Human Resources, and General Counsel Managements are the functional support areas serving all of MSF's business activities. They have the basic responsibility for efficiently channeling the resources and capabilities at the organization's disposal to meet the customers' needs.

Each business unit has its own objectives and products, aimed at satisfying its clientele, contributing to group profitability and differentiating services. Each one also has a specialized service structure, designed by executives trained in the service and sales area, who offer the services and products for the different businesses in which Mercantil Servicios Financieros participates.

Corporate and Institutional Banking

The Corporate and Institutional Banking Unit serves the corporate, government and correspondentship segments for both domestic and international customers, and manages the trust, corporate finance, and foreign trade products and services, supporting their operations in the corporate and institutional risk units and in corporate product marketing. The customers in these segments are directly served by specialized executives located in Caracas, Valencia, Barquisimeto, Puerto La Cruz, Maracaibo, Maturín, and Ciudad Ojeda, as well as in Banco Mercantil representation offices, Commercebank's agencies in the United States, and the rest of the MSF companies located overseas, including the newly inaugurated Commercebank operation in Houston.

MSF offers a broad range of products and services to its Venezuelan and foreign corporate clients, national and international financial institutions in Venezuela and abroad, and government agencies. Among these products and services are short and medium-term loans, charge account credits, financial leasing products, foreign trade financing, online cash management in local and foreign currency, payments, collections, receipt of municipal and state taxes, and electronic information exchange services. Among other things, the Unit fosters economic development in Latin America by providing significant support for trade in the region, through financing for financial institutions and corporate customers.

By the same token, MSF manages the largest trust portfolio in Venezuela and is a pioneer and a leader in the trust field. Banco Mercantil's total trust portfolio amounted to Bs. 1 trillion 925.802 billion as of December 31, 2001, representing a 21.3% market share, 9 percentage points higher than its closest competitor in Venezuela. MSF also offers its corporate customers financial advisor and structuring and placement of securities.

Corporate and Institutional Banking
As of december 31, 2001


Risk in US$
30% No Trade
70% Trade
Assets in US$
6% Peru
7% Colombia
14% Brazil
18% Other
23% Mexico
32% Venezuela
Placements
35% Dollars
65% Bolivars
Receipt of Funds
34% Dollars
66% Bolivars

Business and Personal Banking

The Business and Personal Banking Unit provides specialized service to midsized companies with substantial purchasing power (Middle Market), small firms, individuals with modest purchasing power (Mass Market) and high purchasing power (High Income), and investors who make large volumes of investment (Private Banking). The Unit also manages the mortgage, vehicle, and credit card lending markets, as well as Business and Personal Risk Management.

MSF offers a broad range of products and services for customers of commercial banking activities. We can cite, among others: short and medium-term loans, charge account credits, foreign trade financing, financial leasing products, trust services, on-line cash management in local and foreign currency, payments and collections, electronic document exchange services, construction loans, agricultural loans and insurance products.

The Business and Personal Banking Unit achieved vigorous growth in its lending and deposit portfolios during 2001, while improving the profitability of its four segments and, indeed, earning more than had been planned and budgeted for.

The number of customers grew substantially in certain segments:

	2000	2001
Small Firms	9,591	9,546
Middle Market	48,990	71,759
High Income	93,756	145,383
Mass Market	1,060,804	1,649,700
	1,213,141	1,876,388

The year also witnessed greater development of the sales forces for the specific segments and for all of MSF's products. This sales force development is considered a special strength of Banco Mercantil, which had a total of 1,244 salespeople in the field at the end of 2001, including regional and office managers, business executives and sales representatives.

Below is an illustration of the distribution of Business and Personal Banking placements and deposits as of December 31, 2001, by segment and region, for Banco Mercantil in Venezuela.


Business and Personal Banking
As of December 31, 2001, banco Mercantil
Placements by Segment
10% Middle Market
46% Mass Market
26% High Income
18% Small Firms
Receipt of Funds By Segments
27% Middle Market
30% Mass Market
22% High Income
21% Small Firms
By Segments
Placements By Region
44% Caracas Metropolitan Area
56% Rest of Country
Receipt of Funds By Region
33% Caracas Metropolitan Area
67% Rest of Country

Finance and Investment Banking

The Finance and Investment Banking Unit coordinates the business activities developed through the Treasury and Investment Services Units. It also performs support functions through the Controllership and Market Risk Units.

The MSF Treasury centralizes the treasury operations of all the MERCANTIL companies and develops new sources of liquidity and cash management and synthetic products for the Group's companies. In 2001, in addition to performing Treasury management activities for MSF and the customers whose investments are managed, it has developed and introduced innovative financial products. The Investment Services Unit develops and markets new investment products aimed at the personal and business banking segments. Finally, the MSF Controllership centralizes the financial control functions for all the Group companies, unifying tax and accounting strategies and generating the required accounting data in accordance with the specific regulatory requirements of each market and geographic location where MSF operates. This support unit has carried out important projects to create versatile data bases with which to meet internal and external information demands, chiefly those of the regulatory authorities. The Market Risk Unit's functions are described in detail in the Overall Risk Management section.

International Operations

The International Operations Unit is responsible for MSF's international network of banking and financial subsidiaries, created to meet the customers' domestic and international financial service needs. This network comprises Commercebank, N.A. in the United States, Banco Mercantil Venezolano, N.V. in Curaçao, Banco Mercantil Suiza, A.G. in Zurich, BMC Bank and Trust Ltd. in the Cayman Islands, Banco del Centro in Panama, and Banco Mercantil's overseas agencies in New York, Miami, and Curaçao. Some of the business generated in these units can also rely on support from MSF's representation offices in London, Sao Paulo, Bogotá, Lima, and Mexico City.

New Financial Business

The New Business Unit is responsible for the insurance activities and other investments, chiefly in the financial, technology and telecommunications areas. In 2001 it carried out the acquisition of Seguros Orinoco, and it is currently working on that company's merger with Seguros Mercantil (see Acquisitions and Mergers)


Interbank

Mergers and Acquisitions

Merger with Interbank

Interbank's acquisition by, and subsequent merger with, Banco Mercantil was one of the most important events of the year 2000. The planned activities concluded in 2001, following the two institutions' technological integration on February 19, 2001. This integration process was completed in record time for an operation of its kind in Venezuela, and generated approximately Bs. 35 billion of savings.

The acquisition of Interbank brought in Bs. 637.929 billion of assets and Bs. 602.508 billion of liabilities, representing approximately 20% of Banco Mercantil's assets and liabilities as of December 31, 2000.

In connection with this merger, the best geographic distribution of Interbank and Banco Mercantil agencies was chosen for the new agency network. In addition, customers were classified according to MSF's market segmentation scheme.

Among the activities performed to maximize saving was the sale of surplus assets such as the Interbank's headquarters building and some Interbank and Banco Mercantil offices.

Acquisition of Seguros Orinoco

MSF purchased 99.94% of Seguros Orinoco on December 14, paying the shareholders of Seguros Orinoco US$ 19.45 million and making a US$ 28.56 million capital contribution to strengthen the company's balance sheet. Restructuring is expected to generate US$ 8 million in savings in 2002 and 2003, based on a 22% expected growth of premiums in 2002.

This acquisition will permit a major expansion of Seguros Mercantil's activities in Venezuela by creating the third largest insurance company in the national market, with an estimated 10.4% market share, and exposing more than 200,000 potential customers to MSF's other financial products.



Overall Risk Management

MSF attributes key importance to risk management in the markets in which it participates and the operations it performs. Overall Risk Management has clear-cut objectives, among the most important of which are:

- Contribute to business continuity over time, ensuring the maintenance of capital and provision levels appropriate to the organization's risk profile.
- Maintain a risk-benefit balance that generates value for our shareholders.
- Create tools with which to gain a clear understanding of the risks accompanying our business.
- Detect new risk factors emerging in the market which could adversely affect the organization, in timely and efficient fashion.

The risk management process begins at the Board of Directors level, where the organization's risk profile is defined on the basis of its expected Risk-Adjusted Return on Capital (RAROC), and capital is made available to support the risks so defined. The Board of Directors approves the risk profile and the overall risk policies and limits for the organization. The Executive Committee implements out the policies, enforces compliance therewith, and sets specific limits.

There are also three Risk Committees: Credit, Market, and Operating. These committees have the following functions:

- Propose risk policies and limits for the organization.
- Enforce compliance with, and communication throughout the organization of, the risk policies.
- Monitor the risk profiles assumed by the organization and determine their adequacy vis-à-vis the defined risk profile.
- Monitor the organization's RAROC.
- Approve the risk evaluation, measurement, control and mitigation methodologies.

A group of units complement the operating teams: Risk Management, which operates at the corporate level and reports directly to MSF's Presidency; the risk management groups that report to the business lines, assigned to each segment and reporting to Risk Management; and a staff unit of the Presidency, responsible for information security.



The recent structural changes in our way of approaching business have generated the need for a new set of risk policies at the corporate level, reflecting the risk management experience of each of the MSF companies and applying the most recent advances in worldwide best practice.

Credit Risk

A large part of MSF's technological infrastructure is designed to keep information centralized and integrated, so that the Business, Audit, and Risk areas, among others, will be in a position to set adequate risk limits, make sure they are properly applied, and correct any deviations that may arise, through effective decision making.

The systems responsible for directly and/or indirectly managing credit risk have been classified as: Preventive in nature, designed to allow MSF to avoid taking higher than acceptable risks, and providing support for analysis of customers and operations; Controlling, offering an overview of the risk position to support decision making; and Corrective, helping MSF to take the necessary actions to mitigate risk. Some of them are currently in operation only at Banco Mercantil but are in process of migration to complement the equivalent systems used by the other MSF units.

Market Risk

The analysis, control and measurement systems consider foreseeable changes in the markets and highly volatile environments, using advanced statistical techniques. To that end, Value at Risk (VaR) is applied in consolidated form to all MSF's investments, yielding a 99.84% confidence level. The VaR methodology is now being revised to incorporate assumptions consistent with the current state of the markets in which MSF operates.

Liquidity risk is managed in centralized fashion for each of the vehicles that constitute MSF. Minimum liquidity measures are established for each unit, depending on its market and its regulatory framework.



Operating Risk

MSF mitigates this category of risk with controls and supervisory procedures on transactions and positions, as well as documentation thereof. Risk Management and the external and internal auditors periodically review compliance with these standards. MSF attributes vital importance to segregation of functions and checks and balances.

MSF is currently constructing a consolidated data base of operating risk events which will allow it to model this kind of risk and assign adequate amounts to capital to cover it. This same analysis will also permit greater efficiency in contracting insurance policies. The Operating Risk Committee meets every two weeks to discuss all the insured losses and operating risks detected in the organization, with a view to taking prompt corrective measures.

Operating Efficiency

Among the most important steps taken in 2001 was in the area of operating efficiency. Banco Mercantil and other MSF subsidiaries in Venezuela inaugurated a new operating process to support payments to suppliers, designed basically to achieve effective control of expenses in accordance with the approved budget.

To that end, the SAP PR/3 system went into operation in July 2001. It was chosen following analysis of its fit with our needs and requirements. The process adopted at that time allowed us to create a central supplier data base, define the different levels of authorization by rank and sphere of responsibility, establish centralizing units based on concepts or specific activities involving expense, and determine their interaction with the approved budgets.

We believe the benefits of this tool made themselves felt in the second half of 2001, when operating expenses ended the period with only marginal deviations from the budgeted amounts.



Human Resources

Mercantil's Human Resource Unit is intended to optimize the Company's human resources as one of the foundations for achieving the corporate goals of growth and earnings. Development of a set of important initiatives continued during 2001. Chief among them were:

- Performance of an Organizational Climate Study for the MSF companies in Venezuela, to evaluate the employees' perceptions in the context of their formal and informal working relations, the physical and psychological conditions in which they work, the supervisory and leadership practices that are applied, the levels of employee identification with the company through their culture and values, and compensation and benefits, among other dimensions. The final results point to a positive climate and good relations between supervisors and subordinates, accompanied by strong employee identification with the organization for which focus on the customer and professional ethics in the performance of all work and business activities are among the core values.
- The company continues to invest effort and resources in Training. In 2001, 7,500 employees participated in 620 courses totaling approximately 161,000 man/hours. In addition, an agreement was reached with Simón Rodríguez University in Caracas to allow employees holding associates' degrees to complete a bachelor's degree in Administration of Material and Financial Resources.
- Other training initiatives were taken through the creation of an MSF Internet Training Portal.
- A new Collective Bargaining Agreement went into force on January 1, 2001 covering all Mercantil's employees in Venezuela (except for those of Seguros Mercantil and the MSF employees overseas, who are subject to different policies). The new contract provides improvements in a range of benefits, and will remain in force through December 31, 2003.
- Finally, the Boards of Directors of the different unions representing Mercantil employees in Venezuela (except for Seguros Mercantil employees) were elected in September, as were the delegates to the national labor federation to which those unions belong. These elections were satisfactorily concluded, and all the Mercantil employee unions, as well as their federation, received approval by the National Electoral Commission (CNE).

# of Subsidiaries

Mercantil Servicios Financieros (MSF) presents its financial performance figures in accordance with National Securities Commission (CNV) standards. These standards require that the financial statements be presented in historical figures for periods subsequent to December 31, 1999. Accordingly, beginning as of January 2000 MSF discontinued its inflation adjustment. This change was made pursuant to International Accounting Standard N° 29.

Below is a summary of the principal MSF subsidiaries' contributions as of December 31, 2001, following the aforementioned CNV standards. Commentaries are also provided, along with a summary of the financial statements of MSF's principal subsidiaries, based on the standards applicable to each of them, which result in certain differences vis-à-vis the figures shown in the preceding table.

Subsidiaries' Contribution

(As of December 31, 2001, in billions of Bs. and millions of US$, expect N° of employees)

	Banco Mercantil *99.69%*	**Commercebank** *100%*	**Holding Mercantil Internacional** *100%(3)*	**Seguros Mercantil** *100%* **Seguros Orinoco** *99,94%*	**Merinvest** *100%*	**Other** *100%*	**TOTAL Bs.**	**TOTAL US $**
Total Assets	3,243	1,684	115	152	38	24	5,256	6,943
Investment Portfolio	383	676	49	43	34	3	1,188	1,570
Loan Portfolio, Net	1,650	776	55	–	–	–	2,481	3,278
Deposits	2,510(1)	1,474	83	–	–	–	4.067	5,373
Equity	453	85	25	16	17	15	611	808
Net Income	51	13	–	2	3	2	71	98
Premiums	–	–	–	54	–	–	54	74
Number of Employees	7,126	447	34	420(2)	117	73	8.217	–
Market Share	14.2	–	–	9.8	–	–	–	–

1 In addition, there are other funds received from assigned investments (Bs. 352.0 billion), trading in investments (Bs. 88.0 billion), and Housing Mutual fund (Bs. 290.0 billion).
2 In December 2001 MSF acquired Seguros Orinoco. As of December 31, 2001 Seguros Orinoco and its subsidiaries had 1,013 employees.
3 Holding Mercantil Internacional consolidates Banco Mercantil Venezolana, N.V. and Banco Mercantil (Schweiz) AG.

Banco Mercantil

Banco Mercantil was founded in 1925 and has historically held a leading position in the Venezuelan banking system as far as credit portfolio and deposits are concerned. It offers its financial products and services in Venezuela through a distribution network of 342 local offices, 755 automatic teller machines, more than 10,000 points of sale, and first-class telephone and Internet banking services, as of December 31, 2001. It also operates two agencies in the United States (in Miami and New York), a branch in Curaçao, and five representation offices (in Bogotá, Lima, Mexico City, Sao Paulo, and London).

In historical figures, Banco Mercantil's earnings were 10% higher in 2001 than in 2000, chiefly due to a 22% expansion of Gross Financial Margin, itself the result of a 19% growth in financial assets and a 23% increase in financial liabilities. The spread between the average lending and deposit rates remained almost unchanged from the previous year. Commission income on operations involving customer accounts was up 37% in 2001, due to higher volume and fee increases. Transformation expenses rose 21% in the year, including a 22% growth in personnel expenses and a 17% advance of operating expenses; both categories were affected by the December 2000 merger with Interbank.

Banco Mercantil, C.A. (Consolidated)

(In millions)	US$ 2001	Bolivars 2001	Bolivars 2000
Total Assets	4,197	3,177,008	3,002,829
Investment Portfolio	546	413,023	327,813
Loan Portfolio, Net	2,180	1,650,401	1,524,379
Deposits	3,244	2,455,457	2,336,143
Equity	517	391,348	352,538
Net income for the Period	102	76,538	69,757

Historical figures shown in accordance with Superintendency of Banks and Other Financial Institutions standards.

Commercebank Holding

Commercebank Holding consolidates Commercebank, N.A., a bank headquartered in south Florida, United States, and regulated by the Office of the Comptroller of the Currency, whose deposits are guaranteed by the Federal Deposit Insurance Corporation (FDIC). Commercebank was founded in 1979 and acquired by Mercantil in 1987.

Commercebank's earnings increased in 2001, due to growth in the volume of financial assets and liabilities, by 38% and 43%, respectively, in U.S. dollar terms. The 90-day Libor reference rate for operations in the United States dropped by 469 basis points over the course of the year.

Commercebank Holding (Consolidated) (In millions)	**US$ 2001**	**Bolivars 2001**	**Bolivars 2000**
Total Assets	2,231	1,688,848	1,096,212
Investment Portfolio	893	670,436	385,029
Loan Portfolio, Net	1,024	775,532	632,535
Deposits	1,966	1,488,619	938,079
Equity	112	85,139	57,633
Net income for the Period	18	13,190	9,552

Historical figures shown in accordance with generally accepted accounting principles in the United States (USGAAP).

Holding Mercantil Internacional

Holding Mercantil Internacional holds four overseas financial institutions: Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank & Trust Limited, in the Cayman Islands; and Banco Mercantil (Schweiz) AG, in Zurich, Switzerland.

Its earnings declined in 2001, due mainly to recording of provisions to cover credit portfolio and investments in Latin America, but also because of a smaller volume of operations in its subsidiaries.

Holding Mercantil Internacional C.A. (Consolidated) (In millions)	**US$ año 2001**	**Bolivars año 2001**	**Bolivars año 2000**
Total Assets	165	125,080	155,218
Investment Portfolio	64	48,708	49,020
Loan Portfolio, Net	78	59,187	74,341
Deposits	114	86,511	124,072
Equity	34	25,793	21,599
Net income for the Period	1	523	1,440

Historical figures shown in accordance with International Accounting Standards (IAS).

Merinvest

Merinvest specializes in investment banking products and services. Among its subsidiaries are a securities brokerage and a mutual fund administrator.

In 2001 Merinvest saw its earnings go up as a result of gains on sales of fixed-income securities, chiefly Venezuelan public bonds.

Merinvest, C.A. (Consolidated) (In millions)	**US$ 2001**	**Bolivars 2001**	**Bolivars 2000**
Total Assets	50	37,680	37,499
Investment Portfolio	44	33,677	32,004
Equity	25	19,076	17,077
Net income for the Period	5	3,937	2,137

Historical figures shown in accordance with National Securities Commission Standards in Venezuela.

Seguros Mercantil and Seguros Orinoco

Seguros Mercantil was MSF's largest insurance subsidiary until December 2001. Seguros Orinoco was acquired in December 2001, to give the group a larger share of the insurance market.

In 2001 Seguros Mercantil increased its premium sales and reduced its claims rate for vehicle insurance, allowing it to improve its earnings by nearly 70% over the figure for 2000.

Seguros Mercantil, C.A. (Consolidated)

(In millions)	US$ 2001	Bolivars 2001	Bolivars 2000
Total Assets	223	168,932	52,306
Investment Portfolio	59	44,291	32,976
Technical Reserves	100	75,383	29,463
Equity	69	51,810	15,274
Net income for the Period	2	1,552	920

Historical figures shown in accordance with Superintendency of Insurance Standards in Venezuela.

Mercantil Inversiones y Valores

Mercantil Inversiones y Valores, C.A. has the following wholly owned subsidiaries: Servicios de Bienes Raíces SERVIBIEN, C.A.; Almacenadora Mercantil, C.A.; and Mensajeros y Transportes, S.A. MENTRASA. They operate in the real estate brokerage, general warehousing, and parking garage management fields, respectively. It also holds 43% of Servicios Empresariales, C.A. (SEREMCA), a leader in the consumption ticket business in Venezuela.

Mercantil Inversiones y Valores' earnings in 2001 include major growth generated by its equity in SEREMCA, as well as the gain from its sale of shares in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and CANTV dividend payments.

Mercantil Inversiones y Valores, C.A. (Consolidated)

(In millions)	US$ 2001	Bolivars 2001	Bolivars 2000
Total Assets	38	28,745	23,382
Investment Portfolio	19	14,681	11,959
Equity	36	27,223	21,322
Net income for the Period	10	7,208	241

Historical figures shown in accordance with Accounting Principles Generally Accepted in Venezuela.

Variation of closing price of MSF Class A and B Common Shares, and Volume of Trading and variation of Caracas Stock Index



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on Shares and Dividends

Cash Dividends

At the Administration's proposal, a quarterly cash dividend, charged to net earnings as of December 31, 2000, was approved at the Regular General Meeting of Shareholders held on March 29, 2001. Each outstanding Class A and B common share received Bs. 5 in each of the second, third, and fourth quarters of 2001. In addition, a regular cash dividend was declared -the first for 2002- charged to retained earnings, with each outstanding Class A and B share receiving Bs. 5.

A special cash dividend of Bs. 18 per share was approved at the Special General Meeting of Shareholders held in November 2001. This dividend was paid in November 2001. The first regular cash dividend for 2002, paid in February to the shareholders of record as of January 31, 2002, was raised to Bs. 7.

☐ Volume of Trading MVZ.A

☐ Volume of Trading MVZ.B

- Variation of Closing Prices MVZ.A (adjusted for cash and stock dividends)
- Variation of Closing Prices MVZ.B (adjusted for cash and stock dividends)
- Variation of the Caracas Stock Index

Stock Dividends

At the Regular General Meeting of Shareholders held on March 29, 2001, the Board of Directors was authorized to declare up to Bs. 11,500,000,000 of dividends using the shares stemming from the capital increase carried out with authorized capital, to be distributed to the holders of the Class A and B common shares in the amounts and at the intervals and times to be determined by the Board.

On October 18, 2001 the Board of Directors approved a Bs. 3,573,568,050 capital increase, through the issuance of 23,823,787 shares. A stock dividend of one share for each 15 held was then declared, and paid on December 13 to the shareholders of record as of December 10, 2001.

Principal Indicators of Changes in Equity

	Equity *(millions of Bs.)*	**Net Earnings** *(millions of Bs.)*	**Stock Dividends** *(N° of shares)*	**Stock Dividends** *(millions of Bs.)*
1999	546,301	16,124	116,128,000	17,419
2000	566,076	34,905	33,557,979	5,034
2001	611,391	70,702	23,823,787	3,574



and Regulatory Framework

Banco Mercantil's activity is governed chiefly by the General Banks and Other Financial Institutions Act and the Standards and Instructions issued by the Superintendency of Banks and Other Financial Institutions and the Central Bank of Venezuela.

A new General Banks and Other Financial Institutions Act was promulgated in November 2001, and went into force on January 1, 2002.

Moreover, the Superintendency of Banks and Other Financial Institutions issued a new Resolution on Prevention of Money Laundering, which entered into force on December 19, 2001.

In view of these legal instruments' key importance for the performance of Banco Mercantil's activities, their principal provisions are briefly described below:

The new General Banks and Other Financial Institutions Act

The recently enacted law introduces new prohibitions, limitations, and penalties, and grants broader powers to the Superintendency of Banks and Other Financial Institutions to regulate a range of transactions, activities, and services in which the financial institutions engage.

Among the areas in which especially important changes have been made are those of trusts and other fiduciary mandates, virtual banking, financial groups, and prohibitions and limitations on lending.

Trust and Other Fiduciary Mandates:

Major legal changes have been made in the area of trusts, mandates, commissions, and other fiduciary relationships, limiting some types of operations or transactions and empowering the Superintendency of Banks and Other Financial Institutions to promulgate particular and general rules to which they will be subject.

The new law also limits the total volume of trust funds to five times a trust institution's equity.

The legal rules governing bank lending using funds in trust have also been changed, with new regulations introduced for those operations depending on the origin of the funds.

The new law expressly bars the financial institutions from acting as trustees or trustors for related parties. This prohibition affects the financial institutions and some of their customers, since the latter are now constrained in their power to choose the financial institution through which to engage in these operations; they may no longer do so through institutions with which they are in any way related.

Virtual Banking:

The new legislation subjects virtual banking services to authorization from the Superintendency of Banks and Other Financial Institutions, and defines virtual banking in very broad terms covering banking by Internet, telematics, or similar technologies; this definition includes some types of operations or transactions which did not previously require authorization. In fact, the law returns to the old rule under which prior authorization was required to perform any operation or transaction not expressly provided for in the law.



Financial Groups:

The set of articles referring to Financial Groups gives the Superintendency of Banks and Financial Institutions very broad powers to determine which institutions and companies comprise a so-called Financial Group. The breadth of some of these articles makes it difficult to gauge their scope in advance of application.

Prohibitions and Limitations on Lending:

In the area of lending, the new law has greatly expanded the range of persons to whom a financial institution cannot lend, because the law considers them to be related to it. Relatives of a large number of top executives and officers of financial institutions, up to the fourth degree of consanguinity and the second degree of affinity, now come under that prohibition, including (by way of example and among other criteria of exclusion) the siblings, cousins, uncles and aunts, great grandchildren, and brothers and sisters-in-law of those executives and officers. Also barred from receiving loans are companies in which any of those relatives hold more than 20% of the capital or comprise more than 25% of the Board of Directors.

So broad is this provision and the term "related" that it may become difficult to know exactly which individuals and corporate bodies are affected. As a result, customers that a financial institution does not consider related could legally qualify as such.

Conclusions:

Given the great complexity and length of the new General Banks and Other Financial Institutions Act, a great many changes come with it. But those mentioned above may have the strongest impact and significance.

These changes are important, to a greater or lesser degree, both to the financial institutions and to some of their customers, who will now be prevented from continuing to engage in some operations or transactions they have habitually been performing.

Some of the provisions of the new General Banks and Financial Institutions Act make it difficult to make an accurate advance determination of their real scope and of all the situations and cases they may cover.

The adjustments all the financial institutions will have to make in order to comply with the new General Banks and Financial Institutions Act are reflected in the adjustment plan and period required by the law; it can be as long as 12 months, renewable once for a 6-month period.

New Resolution on Rules Governing the Prevention, Control, and Supervision of Money Laundering Operations

Superintendency of Banks and Other Financial Institutions Resolution 185-01, on the prevention, control, and supervision of operations or transactions presumed to involve money laundering, entered into force on December 19. It repeals the former Resolution 333/97, issued by the same agency.

The most important contents of this Resolution are discussed below.

Structure

The Resolution spells out a new structure for the money laundering prevention and control system. It is now to be comprised of:

1. The Board of Directors.
2. The Institution's Chairman/President.
3. The Money Laundering Prevention and Control Officer.
4. The Money Laundering Prevention and Control Committee.
5. The Money Laundering Prevention and Control Unit.
6. The person responsible for compliance in each risk area.

A novel aspect of this structure is the creation of a Money Laundering Prevention Compliance Officer, who is to be a high-ranking officer with decision-making power, reporting directly to the Bank's Chairman/President.

Among his most important function are those of fostering knowledge of, and supervising compliance with, the legislation in force, the code of ethics, and the rules and procedures, with a view to keeping the institution and any of its companies from being used to launder money from illegal activities.

The Compliance Officer must also maintain institutional relations with the regulatory bodies and the proper authorities, coordinate and supervise the Money Laundering Prevention and Control Committee's activities, and see that the other administrative organs responsible for carrying out money laundering prevention plans, programs, and rules (including the Branches and Agencies) apply the rules and internal controls.

The Anti-Money Laundering Committee is now renamed the "Money Laundering Prevention and Control Committee." It is a collegiate organ chaired by the Compliance Officer and comprised of the high-ranking employees who direct the institution's different areas and are responsible for prevention, control, and detection of suspicious operations or transactions. Among their powers and obligations are:

1. To verify compliance with and application of the provisions of the laws, regulations, resolutions, circulars, and any other instruments which govern money laundering prevention and control in their areas of responsibility.
2. To participate in the formulation of policies, strategies, plans, programs, rules, and procedures, as well as the reports on operations to be submitted to the institution's Board of Directors for its approval.

"Know Your Customer" Policy

This Resolution includes a chapter of key importance called "Know Your Customer," which must be fully assimilated by the staff, since their proper performance will strengthen the money laundering prevention and control efforts.

It is necessary to hold a personal interview with the applicant or authorized person when opening a first account at the institution. This requirement is likewise applicable to accounts that are subsequently operated through "electronic banking" services.

A file must be opened on each Customer, and kept at the office where the account was opened. In it the customer must provide the following:

1. Customer identification documentation.
2. The contract by which the account is opened.
3. An affidavit on the origin and use of the funds, for accounts opened since the entry into force of Resolution 185-01.
4. A record of the Bank's having completed the initial and periodic verification actions.
5. The customer's latest income tax return (for corporate bodies subject to this obligation).
6. Bank or commercial references (except for persons who open accounts for the first time).
7. All the documentation the Bank considers it desirable to hold in this file.

It is important to note that among the objectives of these rules is the need for the bank employee to verify the truthfulness of the information furnished by the customer. To that end, a number of activities in addition to merely demanding the documentation listed above must be carried out, such as verifying the performance of the customer's declared economic activity by visiting him/it and observing that said activity is consistent with the information he/it has furnished. The Mercantil employee must make a judgment on the customer, to determine whether he/it poses a potential money laundering risk.

To ensure full compliance with this Resolution, in force since December 19, 2001, the staff must act in accordance with the institution's Code of Ethics, the guiding principle on which the behavior of all Mercantil employees rests.

To further ensure compliance, the employees will be given appropriate training to maximize the prevention of any suspicious activities that might be detected in the institution.

Moreover, all financial institutions are under an obligation to cooperate with the government by fulfilling the authorities' express demands and showing a diligent attitude toward the justice officials engaged anti-money laundering activities.

The institution must pay special attention to operations or transactions whose amount, nature, or frequency, or the characteristics of the persons who perform them, imply that they may be intended to launder money, as well as any other complex, unusual, or unconventional operations or transactions, with the aim of determining whether they may from money laundering activities.

The existence of the Money Laundering Prevention Compliance Officer, the Committee, and the Money Laundering Prevention and Control Unit, as well as the submission of reports to the Superintendency of Banks and Other Financial Institutions, does not relieve the staff members of their obligation to perform all the actions required of them to detect suspicious operations or transactions.


MUSEO DE BARQUISIMETO
GEOMETRÍA
VANGUARDIA
con la cultura y el saber

Responsibility



THE **BANCO MERCANTIL FOUNDATION** IS A PRIVATE NONPROFIT INSTITUTION, CREATED ON DECEMBER 29, 1988 AT THE INITIATIVE OF BANCO MERCANTIL AND CONSORCIO INVERSIONISTA MERCANTIL (CIMA) TO PURSUE EDUCATIONAL, CULTURAL, SOCIAL, RELIGIOUS, AND SCIENTIFIC PROGRAMS, EITHER DIRECTLY OR THROUGH DONATIONS AND CONTRIBUTIONS TO THIRD PARTIES.

AT THE TIME OF ITS CREATION, THE **BANCO MERCANTIL FOUNDATION** TOOK OVER THE INSTITUTIONAL PROGRAMS THE BANK HAD BEEN PURSUING ON AN ONGOING BASIS SINCE ITS INCORPORATION, FOCUSING ITS EFFORTS ON THE IMPLEMENTATION OF PROGRAMS WITH A BROAD SCOPE. THROUGH THE FOUNDATION'S WORK, BANCO MERCANTIL REAFFIRMS ITS COMMITMENT TO VENEZUELA BY ALLOCATING FUNDS TO SUPPORT PROGRAMS OF ITS OWN AND BACKING THE ACTION OF PUBLIC AND PRIVATE INSTITUTIONS IN THE COUNTRY.

Ponle Cariño a tu Colegio



"GIVE YOUR SCHOOL A HAND" PROGRAM

The "**Give Your School a Hand**" program was created by Banco Mercantil in conjunction with the Educational Building and Equipment Foundation (FEDE) in 1982, to raise the community's awareness -and especially that of the national educational sector- on the need to keep physical plants in good condition.

The program is carried out annually throughout Venezuela, through school repair days. Maintenance brigades, school saving and maintenance talks, drawing contests, and environmentalist bulletin boards are sponsored, to reinforce this conservationist message, and instructional pamphlets are published and distributed to schools and libraries. The program has won the National Conservation Award.

The transformational action of the "**Give Your School a Hand**" program has so far reached 190 schools and benefited more than 600,000 students.

In 1995 UNESCO recognized the merits of the "Give Your School a Hand" program of school repair and maintenance, citing it as "**a unique program in its genre, carried out jointly by public and private initiative, as a contribution to Venezuelan education.**"


El cariño
pudo más
que el frío
MERCANTIL



Activities in 2001

- Signing of the 19th School Repair and Maintenance Agreement by Banco Mercantil and the Educational Building and Equipment Foundation (FEDE), stipulating a budget of Bs. 110 million.
- Repair of 10 Indian and border zone schools in Bolívar, Amazonas, Delta Amacuro, Monagas, Sucre, Anzoátegui, Zulia, Apure, and Táchira states, and the Los Roques islands.
- Conferral of the National Conservation Award on "Monsignor Santiago Hernández Milanés" Elementary School in Mérida (Mérida State). This is a recognition awarded by the Banco Mercantil Foundation to the school that is kept in the best condition after being repaired under the "**Give Your School a Hand**" program.
- Environmentalist activities carried out by the "**Give Your School a Hand**" program in the framework of the National Environmental Education Days, with the participation of students, parents, teachers, and authorities of 25 schools located in communities of the 25 states and federal dependencies of Venezuela. These activities involved:

  -Conservationist lectures.
  -Tree plantings.
  -Cultural activities.
  -Environmental poster contests.
  -Mural painting.
  -Distribution of publicity materials.

During the year the "**Give Your School a Hand**" program received Honorary Mention in the ANDA Award for Social Responsibility by the Venezuelan Private Sector competition, for its continuing support for the Venezuelan educational system.






BRIGADA
INSTALACION
DE EQUIPOS
SANITARIOS
ESCUELA
JESUS E. LOSSADA
CUIDA TUS PUPITRES
E. B. E
Jesus Enrique
Lossada
Comite de Herreria


Raíces
fuertes

"States of Venezuela" Series

A collection of notebooks designed to disseminate and preserve the historic, geographic, and cultural values of the different regions of Venezuela is published through this program, created by the Bank in 1981. To date 25 titles have been published, which serve as useful reference sources at schools, secondary educational institutions, libraries, and Venezuelan consulates and embassies abroad.

Activities in 2001

- Publication of the last title in the series, Nº 25 on the Federal Dependencies of Venezuela. It was officially unveiled in the community of Gran Roque, located in the Los Roques Archipelago National Park.


DEPENDENCIAS
FEDERALES





Banco Mercantil Chorale

Created in 1978, it is comprised of Bank employees. Its repertory has been condensed in two compact discs: *Venezuelan Music, Brazilian Tropical, and Caribbean Rhythms* (1995), *and Tunes* (2000).

Activities in 2001

- Participation in the *Inocente Carreño Choral* Music International Festival, held in Nueva Esparta state, and in the different activities conducted in connection with the *Geometry as Vanguard* show organized by Banco Mercantil at the Contemporary Art Museum of Zulia, in Maracaibo.
- Benefit performances at hospitals, prisons, old-age homes, and homes for abandoned children.

Camerata de Caracas Chamber Orchestra

Under the slogan "*The Banco Mercantil Foundation Takes the Camerata de Caracas to the Farthest Corner of Venezuela*," Banco Mercantil has sponsored a series of popular baroque and Renaissance music concerts by the Camerata de Caracas Chamber Orchestra, directed by Isabel Palacios since 1995.

In 2001 concerts were held at museums, churches, cultural centers, universities, schools, and historical sites in Caracas, Maracaibo, Punto Fijo, Santa Ana de Paraguaná, San Juan de los Morros, and Barquisimeto.



Internal Cultural Programming

Banco Mercantil has been pursuing this program, through which all the personnel have a chance to attend a variety of music, theater, and dance events, since 1985. The aim is to provide a showcase for a major part of the national art movement, while providing an opportunity for its training and the employees' entertainment. The shows are held at the Mercantil Building auditorium.

The Seventh Festival of Theater and Dance was held in April 2001, at the Mercantil Building Auditorium. Drama and dance companies participated, and dedicated new actors and dancers participated, both in Caracas and in other parts of the country.

December saw a Christmas Cultural Program including a number of concerts featuring the performance old and new carols, distribution of Christmas gifts, and parties.

To complete this cultural programming, the "*Mercantil's Voice*" Festival was held, in which a group of employees from several units and offices of the institution sang Venezuelan melodies. The participants were applauded by the audience and judged by a panel.

Contribution and Sponsorships

The Foundation also makes sustained contributions to a large number of public and private Venezuelan organizations that provide social, educational, and religious services.

Health Care and Social Assistance Projects

Children's Orthopedic Hospital, J.M. de los Ríos Children's Hospital, Concepción Palacios Maternity Hospital, Cancer Society, Venezuelan Red Cross, San Juan de Dios Hospital, Avepane, Anapce, Bendesir, Transplant Association of Venezuela, Alliance for a Drug-Free Venezuela, Children's Foundation, Sisters of the Poor, Children's Protection Organization, YMCA, Friends of Children with Cancer Foundation, Fundana, Alzheimer's Disease Foundation, Atenea Foundation, Provive, Asocripla, Fundapalice, Operation Smile, Fundiabetes, Venezuelan Mental Hygiene League, Friends of the Heart Foundation, SOS Children's Villages Venezuela, homes for abandoned children, old age homes.

Education

Fe y Alegría Civil Association, Voluntary Dividend for the Community, Central University of Venezuela, Simón Bolívar University, Metropolitan University, Andrés Bello Catholic University, University of Carabobo, University of the Andes, National Experimental University of the Western Plains, Monte Avila University, Scouting Association of Venezuela, Educational Development Foundation (Fueduca), Institute of Higher Studies in Administration (IESA), Venezuelan Institute of Finance Executives (IVEF).


MERCANTIL
Programas
Aportes
Programación Cultural
Curaduría
de Arte

Venezuelan Churches

Catholic Archdioceses of Caracas, Coro, Cumaná, Maracaibo, Mérida, and Valencia; Catholic Dioceses of Barcelona, Punto Fijo, and San Cristóbal; Venezuelan Bishops' Conference, John Paul II Foundation for Ecclesiastical Education (FESE), Santa Rosa de Lima Seminary University Institute, New Seminary of Valencia.

Music, Theater, and Dance

A variety of orchestras, associations, cultural centers, and theater and dance groups receive regular support from the Foundation, which helps them carry out their artistic projects. Among them are: the Symphony Orchestras of Venezuela, the Gran Mariscal de Ayacucho Orchestra of Aragua, the Aragua, Carabobo, Falcón, and Mérida State Orchestras, the Chamber Music Cultural Association, the Metropolitan Ballet of Caracas Foundation, the National Theater Company, the Teresa Carreño Theater Foundation, and the Caracas Athenaeum and Valencia Athenaeum cultural centers.

Publishing Projects

Also worthy of mention are some of the outstanding publishing projects supported by the Foundation: *Julio Pacheco Rivas: Memory of Mirrors*, by Roberto Montero Castro, Beaux Arts Museum (1989). *The 80s, a Panorama of the Visual Arts in Venezuela*, National Art Gallery (1992). *Sofía Imber Contemporary Art Museum of Caracas. Works from the Collection, MACCSI* (1995). *Juan Pedro López. Master Painter, Sculptor, and Guilder 1724-1787*, by Carlos F. Duarte, National Art Gallery (1997). *The Infinite Song of This Sun. Art and Culture of Zulia* 1780-1998, Zulia Contemporary Art Museum (1998). *Demons of the Sea, Pirates and Corsairs in Venezuela*, 1528-1727, by Luis Britto García (1998), presented by the Fifth Centenary Presidential Commission and the Banco Mercantil Foundation as copublisher. *The Liberator's Birthplace* by Vicente Lecuna (1998).

In 2001 the Banco Mercantil Foundation continued performing its ongoing social activity, making donations and providing sponsorships to public and private institutions doing important work in the educational, health care, scientific, religious, sport, and cultural fields.

Exhibitions

The Foundation also sponsors exhibitions and publications at museums, galleries, and other centers of art in Venezuela. Among the institutions benefiting from these contributions were: Colonial Art Museum of Caracas, National Art Gallery, Contemporary Art Museum of Caracas, Beaux Arts Museum, Armando Reverón Museum, Zulia Contemporary Art Museum, Lía Bermúdez Maracaibo Art Center, Associated Graphic Arts Workshop (TAGA), Carlos Cruz-Diez Museum of Printing and Design, Acarigua-Araure Art Museum, Museum of Barquisimeto, Jacobo Borges Museum, Coro Art Museum, Alejandro Otero Museum, Colonial Art Museum of Mérida, Children' Museum, Mendoza Gallery, and RG Gallery (CELARG).



Banco Mercantil Art Collection

This collection sprang from the need to arrange the art works acquired by the Bank over the years, according to well-defined policies. The Collection is intended to preserve, increase, do research, and disseminate information on the works it holds, among which all periods of Venezuelan art are represented.

Shows

To inform the public on the Banco Mercantil Art Museum, the Banco Mercantil Foundation held the following shows: *Three Painters from the Province of Venezuela*, at the Coro Art Museum, Barquisimeto Museum, and "La Isabela" City Museum in Valencia (1999). *The Noble Art of Painting. Venezuela 1700-1810*, inaugurated at the La Hacienda La Vega estate in Caracas, to commemorate the Bank's 75th Anniversary (2000). *Diversity and Craft. Contemporary Venezuelan Ceramics in the Banco Mercantil Collection*, shown at the Mendoza Gallery of Caracas and the Lía Bermúdez Maracaibo Art Center.

The following works have been published in connection with the showings of the Collection organized by the Foundation: *Three Painters from the Province of Venezuela, Francisco José de Lerma y Villegas, José Lorenzo Zurita, Juan Pedro López*, an illustrated catalog and instructional guide aimed at students, containing summary information and a historical timeline. *The Noble Art of Painting. Venezuela 1700-1810*, a illustrated book and annotated catalog. The catalog for *Diversity and Craft. Contemporary Venezuelan Ceramics in the Banco Mercantil Foundation*. The catalog for the *Geometry as Vanguard* show.

The *Geometry as Vanguard* show was presented three times in 2001, at the Jesús Soto Modern Art Museum in Ciudad Bolívar, Bolívar State, the Barquisimeto Museum in Lara State, and the Zulia Contemporary Art Museum in Maracaibo.


GEOMETRÍA
VANGUARDIA

More recently, the Foundation has begun to take action to rescue valuable Venezuelan historical objects: Repair of the San Gabriel Church Tower Clock (1896) in Coro, as a contribution to the comprehensive restoration project for the city's historical district, which has been declared a Treasure of Mankind by UNESCO. Reconstruction of the Chapel and Store Room of the well-known General Paredes Mansion, currently the seat of the Colonial Art Museum of Mérida.

Publications

The Banco Mercantil Foundation, in pursuit of its policy of promoting and supporting cultural activity in Venezuela, issues publications related to its programs and contributes to a number of publishing projects by institutions engaged in the dissemination of information on Venezuela's artistic and historical assets.

In the framework of the "**Give Your School a Hand**" program, the Foundation has published *Maintenance Manuals*, a set of 12 instructional pamphlets on how to maintain school buildings. *Patriotic Symbols, Regional Hymns of Venezuela*, a series of notebooks intended to support and preserve the values which exalt Venezuela's cultural identity. *Venezuela: a Song for Nature*, an informational notebook on nature and its conservation. The Foundation has also sponsored the Let's *Sing with the Children* book by Iván Pérez Rossi, which includes two cassettes with Venezuelan children's songs performed by the author, the Serenata Guayanesa group, and Gualberto Ibarreto.

and Acknowledgments

In 2001 Banco Mercantil received a number of acknowledgments for its having continued to grow on the strength of vigorous leadership, timely acquisitions, and international alliances that have helped it develop high levels of technology and service.

Mercantil received seven awards, including three international awards.

Global Finance *Bank of the Year 2001*. In its seventh annual measurement, this journal chose Mercantil as *The Best Emerging Market Bank in 2001* and *Best Internet Bank in 2001*. Global Finance states that "Banco Mercantil has shown a pattern of movement to bring it closer to its clientele" and concludes that "of the 68 commercial banks operating in the Venezuelan financial system, one name remains: Banco Mercantil ...."

The Banker, a Financial Times Group publication, cited Mercantil as the "Bank of the Year for 2001," in particular "for its excellent financial performance."

Latin Finance, a U.S. publication specializing in analysis of international financial markets, selected Mercantil as "the Bank of the Year in Latin America." This was the first time a Venezuelan bank has received that distinction. According to Latin Finance, "... Mercantil is an outstanding bank, very well managed and capitalized, with a stable group of majority shareholders and a clear understanding of its mission to remain the country's best and largest bank."

Business Technology Best, E-Business Strategy, a technologically oriented publication, gave Banco Mercantil a vote of confidence for developing the best - e-business strategy. This publication reported that "the institution is developing interesting Internet business strategies to improve its processes."

The **P & M** magazine, specialized in advertising and publicity, gave Mercantil its "Best Advertiser in the Banking Sector" award.

The **Inversiones** magazine conferred its Zenith award on Mercantil, as "the most admired company in the banking sector in 2001."

ANDA, the National Advertisers' Association, awarded Mercantil an Honorary mention for "Corporate Social Responsibility" in honor of its "Give Your School a Hand" program.

On accepting one of these awards Dr. Gustavo Marturet, the Bank's Chairman/President, stated: "*We at Mercantil believe that these distinctions are for all the people who have contributed to building it, for all its people, its shareholders, and very especially, its customers, who with their determined support year after year make it possible for our Bank to achieve the levels of excellence that are being acknowledged today with the conferral of these awards.*"

Cuando sobresalir es la diferencia

PERU
Banco de Credito del Perú

... financial services to ... more than a third of the Peru... ... market. Banco de ... loans and deposits in the ... Credito del Peru is the largest commercial bank in the country in terms of total assets and net income, as well as the most liquid and financially flexible. It has a reputation for investing in technology and infrastructure, recently partnering with XcelleNet to help extend its systems management capabilities to remote locations. Banco de Credito del Peru has a national network of 220 branch locations and more than 400 ATMs. The bank's corporate headquarters are located in the Molina district of Lima.

... Romero Seminario, ... Executive Officer

VENEZUELA
Banco Mercantil

... February of this year, ... Venezuelan market. ... leaves the new entity with ... fices in the country, more ... than any competitor. Banco ... til has shown a pattern of ... closer to the client base ... reach by setting up offices ... commercial centers where ... and trade groups need them, keep... ing a finger on the pulse ... ket to meet demand ... til, the largest ... institution in ... strong involvem... ceuticals, agri... medium busin... merce sector ... end of 2000 ... vars ($6.7 ...

■ Gust...

28

LATINFINANCE

Zedillo's Post-Presidential Path ◻ Howard Davies and José Luis Osorio on Regulation ◻ AES Pounces

Mercantil Servicios Financieros, C.A.

Principal Directors

Gustavo A. Marturet
President

Born in Caracas, Venezuela, in 1939. A civil engineer trained at the Central University of Venezuela (UCV) and an ex-professor of Rational Mechanics at the UCV. Chairman/President of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. President of the Banco Mercantil Foundation. Vice President of the National Banking Council. Former President of the Banking Association of Venezuela, National Banking Council, the Colombo-Venezuelan Chamber of Economic Integration, and the Venezuela-United States Businessmen's Council (CEVEU). Former Director of FEDECAMARAS and member of the IBM Latin American Advisory Board. President of the John Paul II Ecclesiastical Education Foundation (FESE). Founding Member of the Latin Finance Latin American Banking Leadership Council.

Gustavo J. Vollmer H.

A civil engineer, trained at Cornell University (USA) and holder of a doctorate from the Central University of Venezuela (UCV). A member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., and a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Has been President and/or Director of Venezuelan sugar, metalmechanical, cement, financial, construction, and liquor companies, as well as some international companies, principally in Guatemala and Ecuador. Has been Chairman of the Board of Directors of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima.

Alfredo Travieso P.

An attorney, trained at Andrés Bello Catholic University (UCAB), with postgraduate studies at that institution and at the University of Michigan, (USA). Director of several companies, including Manufactura de Papel MANPA, C.A., Centro Comercial Judibana, Hellmund y Cía., S.A., Tapas Corona, S.A., ARS Publicidad, Reaseguros Corsa, S.A. and Grupo Emboca. President of Crowley American Transport de Venezuela, C.A., Managing Partner of the Escritorio Tinoco, Travieso, Planchart & Núñez law firm, and Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Romero M.

An electrical engineer, trained at the Metropolitan University, and holder of a Master of Business Administration degree from Babson College (USA). Ex-Treasurer of Siderúrgica Venezolana, S.A. (SIVENSA), Principal Director of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), and the Venezuela-United States Businessmen's Council (CEVEU). Alternate Director of Plycem, C.A., Corpomedina, C.A., and several companies of the SIVENSA group.

Miguel A. Capriles L.

Holder of a baccalaureate degree in Administrative Science from the Metropolitan University in Caracas. President of Valores y Desarrollos Vadesa, S.A. and Inversiones Capriles, C.A. Currently President of the Cadena de Publicaciones Capriles publishing group and Director of Ultimas Noticias, C.A., El Mundo Elite, C.A., Mercantil Servicios Financieros, C.A., and Banco Mercantil, C.A. (Banco Universal).

Timothy Purcell

A graduate of Cornell University (USA), and the holder of a Master of Business Administration degree from the Wharton School and a Masters Degree in International Affairs from the University of Pennsylvania (USA). In 1986 he joined the J.P. Morgan Mergers and Acquisitions Group, where he specialized in Latin American transactions. In 1993 he was put in charge of J.P. Morgan's activities in Chile. Was Director of Nortel (Argentina) and Patagon.com (Argentina). Currently responsible for J.P. Morgan's leading investment activities in Latin America, as Managing Partner of J.P. Morgan Latin America Capital Partners, representing Morgan Capital's interests on the Boards of Directors of Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico), and Latasa (Brazil). Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Vollmer Acedo

An economist trained at Duke University (USA), with postgraduate studies in Economic Development at Cambridge University (Britain) and in Business Administration at IMEDE (Switzerland). President of Corporación Palmar, S.A. Director of several industrial, agricultural, and financial companies. Former President and Counselor of the Venezuelan Executives' Association. Founding member and former President of the Young Presidents' Organization (YPO), Venezuela Chapter. Founding President and current Counselor of the Venezuela-United States Businessmen's Council (CEVEU), Venezuela Section. Founding Member and Director of Fundación Venezuela 2020. Founding Member and first Chairman of the Board of Directors of the Alliance for a Drug-Free Venezuela. Member of the Grupo Santa Lucía Executive Committee, the Andrés Bello Catholic University Development Council, the Metropolitan University Governing Council, the Conindustria Consultative Council, and the New York Stock Exchange Consultative Council for Latin America. Director of Consolidada Carabobo, C.A., C.A. La Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA, Envases Venezolanos, C.A., and Industrias VENOCO, C.A. Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Jonathan Coles

A graduate of Yale University (USA), with a Master of Business Administration Degree from the Institute of Higher Studies in Administration IESA. President of IESA. Has been General Manager, Executive President, and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture, Director of the Central Bank of Venezuela, Presidential Commissioner for National Supply, and Chairman of the Mother-Child Foundation (PAMI Foundation). Member of the Board of Directors of Banco de Venezuela, Sociedad Financiera Fivenez, S.C. Johnson & Sons de Venezuela, and Pro Venezuela. Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Alternate Directors

Luis Esteban Palacios W.

The holder of a Doctor of Law degree from the Central University of Venezuela (UCV), with postgraduate studies at New York University (USA). Partner in the Escritorio Palacios, Ortega & Asociados law firm. Director of Compañía Anónima Teléfonos de Venezuela (CANTV), Venworld Telecom, C.A., and Fundación Scout. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Member of the IBM de Venezuela, C.A. Consultative Council and the Federation of Private Child, Youth, and Family Assistance Institutions (FIPAN). Has been Assistant Secretary of the Board of Directors of the Federal District Bar Association and President of the Bar Association of Venezuela.

Federico Vollmer A.

The holder of a B.S. degree in Agribusiness from Middle Tennessee State University and a Master of Agricultural Economics degree from Cornell University (USA). Has held technical, administrative, managerial, and executive posts in several companies of the Palmar Group (Corpalmar). Has been Plant Manager, Manager for Administration, General Manager, and Director of Central El Palmar, S.A., General Manager and Executive President of Comercializadora Central, S.A., Vice President and Member of the Executive Committee of Industrias Palmar, S.A., member of the Executive Committee of Inversiones AEFEVE, Vice President of FUNDACAÑA, Director of Inversiones Porcinas, C.A., Gleason y Cía., Inversiones Tablopan, S.A., C.A. Central La Pastora, SATCOM, S.A., Voluntary Dividend for the Community, and the Venezuelan Association of Executives. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Rafael T. Hernández

A Doctor of Medicine trained at the Central University of Venezuela (UCV), with postgraduate studies at the same university's Hospital Directorate and in Ear-Nose-and-Throat Medicine at Harvard University (USA). Dean of the Faculty of Medicine and Professor Emeritus of the Central University of Venezuela's Ear-Nose-and-Throat program. Full Professor (retired), Director of the Biological Science Division, Principal Member of the Organizing Committee and Chairman of the Faculty Classification Committee of Simón Bolívar University. Founding Member of the Venezuelan Ear-Nose-and-Throat Society and of the La Trinidad Teaching-Medical Center. Principal Member of the University Hospital Governing Council, the CONICIT Governing Council, the IVAC, the Luis Razetti Clinic, and the Medical Association Disciplinary Tribunal. President of FAPREC. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gonzalo A. Mendoza M.

A civil engineer trained at Santa María University, and holder of a Master of Science (M.S.) degree in Civil Engineering Management from Stanford University (USA). Director of TRIPOLIVEN, S.A., Valores Químicos VALQUIMICA, S.A., and SIVENSA, S.A. Vice President and Director of NEGROVEN, S.A. and of the Venezuelan Chemicals and Petrochemicals Industry Association (ASOQUIM). Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Víctor J. Sierra A.

An attorney trained at the Central University of Venezuela (UCV). Has been General Counsel for the Cadena de Publicaciones Capriles publishing group and the Capriles Complex of Companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, and Inversiones Diversas, C.A. (INVERDICA). Currently President and Editor of the Cadena de Publicaciones Capriles and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Juan Mesa Freydell

An economist trained at the University of the Andes in Colombia, with a Master of Science in Operations Research degree and a Master of Business Administration degree from Columbia University (USA). Has held a series of positions at J.P. Morgan Capital for 11 years, having been Investment Officer for Latin America, Head of the Latin American Stock Analysis and Research group, Advisor for mergers and acquisitions, privatizations, corporate financial transactions, and financial restructurings in Mexico, Peru, Chile, Argentina, Venezuela, Colombia, and Brazil. Has developed analytical models for assessment of financial performance and borrowing capacity, as well as valuation of companies in inflationary economies. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Sanabria U.

An attorney trained at Andrés Bello Catholic University (UCAB), with studies at Georgetown University (USA). Director of C.A. Ron Santa Teresa, Central El Palmar, S.A., Tablopán de Venezuela, C.A., and Inmuebles y Valores Caracas. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Galdo C.

A civil engineer trained at Andrés Bello Catholic University (UCAB), with a Master of Science in Civil Engineering Management and a Master of Science in Industrial Engineering Economic Systems Planning degrees from Stanford University (USA). Has served as Acting Vice Minister of Finance, Sectoral Director General of Public Finance, Director of Banco Industrial de Venezuela, and Member of the Public Foreign Debt Negotiation Advisory Committee. Currently Director and President of Inversiones Finalven, S.A. and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi

An economist trained at Andrés Bello Catholic University (UCAB) (cum laude), with a Master of International Economics and Development degree from Yale University (USA). Has been a Consultant for Reform of the Oil Industry's Fiscal and Institutional Framework and an Economic Consultant for Health Care System Reform. Alternate Director of Mercantil Servicios Financieros and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.

A graduate of Ohio Wesleyan University and Capital University, with degrees in Finance and Economics (Accounting and Computing) in 1990. Has been Administration and Finance Manager of Seguros Canaima (Orinoco Organization), and Finance Manager of Seguros La Seguridad. Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa. Finance Manager of C.A. Ron Santa Teresa. Currently, Director of Administration and Finance at Servicios de Corrugados Maracay, as well as a Director of that company. Alternate Director of Banco Mercantil, C.A. (Banco Universal).

Germán E. Sánchez Myles

A dentist trained at the Central University of Venezuela (UCV), with specialized training courses in Dental Surgery, Prosthesis, and Administrative Management of Dental Offices. Was Assistant in the Surgical Area at the Puerto Ayacucho Central Hospital, the Eurodo González Hospital, and the Restorative Dentistry Center. Currently Head Dentist at the Restorative Dentistry Center, in charge of the surgical area. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.

An industrial engineer trained at Andrés Bello Catholic University (UCAB). Executive President of SIDETUR, S.A., a subsidiary of SIVENSA. President of Fior de Venezuela, S.A., the Venezuelan Steel Institute (IVES), and the Competitive Venezuela organization. Currently a Counselor to the Venezuelan Executives' Association (AVE) and a Director of Sivensa, C.A., Cámara de Industriales de Caracas (Caracas Chamber of Industry), Aeropuerto Caracas, S.A., Oficina de Promociones de Exportaciones, C.A. (Promexport), and Venamcham. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Machado C.

An economist trained at the Central University of Venezuela (UCV). Specialization in International Banking at Manufacturers Hannover Trust in New York. Postgraduate studies in Journalism and Media Management at the University of Navarra, Pamplona, Spain. He has served in the management of Inversiones Mavaica, a tourist facility construction company, and as Coordinator of the Economics Section of the El Mundo newspaper. Has done foreign trade work in the export area, and was Manager of Corporate Strategic Planning for the Consorcio Banco Metropolitano-Confinanzas-Banco Hipotecario de Crédito Urbano group. Currently Vice President of Cadena Capriles and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.

A computer engineer trained at Simón Bolívar University, with postgraduate studies in Business Administration at the same university. Member of the Board of Directors of Ed. Marturet Cía. & Scrs. Was Coordinator of the Planning Area at C.A. La Electricidad de Caracas where he held a series of positions in the Information Technology area. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Carlos Hellmund Blohm

An industrial engineer trained at Northeastern University (USA) with an Master of Business Administration (MBA/SLOAN) degree from the London Business School (Britain). President of Laboratorios Rapid Fot, C.A. Principal Director of Casa Hellmund and Seguros Comerciales Bolívar. Executive Director of Hellmund GMS, C.A. Director of the Corpalmar Group and the Defense of Nature Foundation. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), and member of the London Business School Latin American Region Board of Trustees.

Eduardo Mier y Terán

A Civil Engineer trained at Andrés Bello Catholic University (UCAB) and the holder of a Master of Science degree from Stanford University (USA). Was General Manager of Inversiones Tacoa, C.A. and President of Educrédito. Currently Chairman of the Boards of Directors of Moore de Venezuela, S.A., Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., and Desarrollos e Inversiones, S.A. Director of Corporación Industrial Carabobo, C.A. and HL Boulton. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).



Banco Mercantil, C.A. (Banco Universal)

Avenida Andrés Bello No. 1,
Edificio Mercantil.
Caracas 1050. Venezuela
Phone: (58-0212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-0212) 503.1239
P O Box 789, Caracas 1010-A, Venezuela
e-mail: mercan24@bancomercantil.com
Website: www.bancomercantil.com
Call Center: (58-0212) 503.2412

Commercebank N.A.

220 Alhambra Circle, Coral Gables, Fl.
33134, U.S.A.
Phone: (1-305) 629.1200
Fax: (1-305) 629.1400
Website: www.commercebankfl.com

Banco Mercantil (Schweiz), AG

Stockerstrasse 38, CH-8039. P.O. Box 1052.
Zurich, Switzerland
Phone: (41-1) 201.8101;
Telefax (41-1) 201.8102
e-mail: jfischer@bancomercantil.zu.com

Merinvest

Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 24. Caracas, Venezuela
Phone: (58-0212) 503.2700;
Fax: (58-0212) 503.2757
e-mail: merinvest@bancomercantil.com

Seguros Mercantil

Calle Panamá con Avenida Libertador,
Edificio Seguros Mercantil, Los Caobos,
Caracas, Venezuela
Phone: (58-0212) 709.0999
Fax: (58-0212) 793.0780

Mercantil Inversiones y Valores (formerly Inversora Maracima)

Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 27. Caracas, Venezuela
Phone: (58-0212) 507.1116/1160
Fax: (58-0212) 503.0515/1318
e-mail: aolivero@bancomercantil.com

Banco del Centro

Vía España N° 120, tercer piso,
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
e-mail: tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited

In care of UBS Trustees (Cayman) Ltd.
P.O. Box 852GT George Town,
Grand Cayman, Cayman Islands,
British Wets Indies
Phone: (345) 914.6000
Fax: (345) 914.4006

Banco Mercantil Venezolano NV.

Abraham Mendez Chumaceiro Boulevar 1,
Curazao, Netherlands Antilles
Phone: (5999) 461.8241/6526/ 3747
Fax: (5999) 461.1828
e-mail: fgirigori@bancomercantilcu.com

Agencies and Branches Banco Mercantil

Miami Agency

220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8500
Fax (1-305) 460.8595/96
Telex: 68121 BMER UW
e-mail: agonzalez@combnk.com
Manager: Alberto González

Nueva York Agency

11 East 51st. Street, New York, NY,
10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax (1-212) 891.7411
e-mail: darnal@bancomercantilny.com
Manager: Diego Arnal

Curaçao Branch

Abraham Mendez Chumaceiro Boulevar 1,
Willemstad, Curaçao, Netherlands Antilles
Phone: (5999) 461.1566/2117
Fax (5999) 461.1828; Telex 390-1252
BMCUR NA
Manager: Frank Girigori

Representation Offices Banco Mercantil

Bogotá

Av. 82, N° 12-18, Piso 7. Aptdo. 75168,
Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Telefax (57-1) 623.7770
e-mail: amartinez@bancomercantil.com.co
Representative: Alberto Martínez

Sao Paulo

Av. Paulista, N° 1842,3° andar Cj. 37 Edif.,
Cetenco Plaza, Torre Norte-Cep 01310-200
Sâo Paulo SP, Brasil,
Phone: (55-11) 287.8566
Fax (55-11) 289.5854
e-mail: mercansp@uol.com.br
Representative: Néstor Girón

Lima

Paseo de la República N° 3211,
5° piso, San Isidro.
Casilla 59-55, Lima 27, Perú
Phone: (51-1) 442.3880
Fax (51-1) 442.3870
e-mail: mercantil@napo.electrodata.com.pe
Representative: Francisco Sánchez

London

Dolphin House, St. Peter Street,
Winchester SO23 8BW
Phone: 44(0)1962 829.751
Fax 44(0)1962 813.401
e-mail: psolares@bancomercantil.co.uk
(Pedro Solares)
Representative: Pedro Solares

Mexico

Eugenio Sue N° 58, Colonia Polanco,
Chapultepec, Delegación Miguel Hidalgo,
C.P. 11560, México, D.F.
Phone: (52-2) 282.2300
Fax (52-2) 280.9418
e-mail: mercvenmex@compuserve.com.mx
Representative: Fernando Sordo

Directorate

Investor Relations
Av. Andrés Bello N°1. Edificio Mercantil, piso 25.
Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1335 503.3546
Fax: (58-0212) 503.0417
e-mail: inversionista@bancomercantil.com

Office of the Presidency
Av. Andrés Bello N°1. Edificio Mercantil,
piso 35. Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1995 503.1996
Fax: (58-0212) 503.1382
e-mail: presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello N°1. Edificio Mercantil,
piso 33. Caracas 1050, Venezuela.
Apartado Postal 789.
Phone: (58-0212) 503.1670
Fax: (58-0212) 503.1589
e-mail: comunicaciones@bancomercantil.com

Produced by: The Corporate Communications Management
Photography: Archivo Mercantil, Betsaida Bonilla. **Graphic Design:** Chávez & López
Pre-Press: Colorscan Fotolito, C.A. **Printing:** Intenso Offset, C.A.
Caracas, Venezuela April, 2002

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de

PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

February 18, 2002

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules laid down by the Venezuelan Securities and Exchange Commission (CNV). As explained in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly because they do not require presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 30).

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with the rules laid down by the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS



Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,	
	2001	2000 (Note 2x)
	(Millions of bolivars)	
ASSETS		
CASH AND DUE FROM BANKS (Notes 1 and 3):		
Cash	128,157	111,570
Banco Central de Venezuela	446,658	431,165
Venezuelan banks and other financial institutions	18,131	1,226
Foreign banks and other financial institutions	255,569	145,136
Pending cash items	92,774	99,222
Allowance for cash and due from banks	(1,029)	(729)
	940,260	787,590
INVESTMENT PORTFOLIO (Note 4):		
Investments in trading securities	30,238	63,543
Investments in securities available for sale	973,861	572,368
Investments in securities held to maturity	46,047	52,674
Share trading portfolio	46,755	51,542
Investments in time deposits and placements	84,631	76,166
Restricted investments	6,930	7,219
	1,188,462	823,512
LOAN PORTFOLIO (Note 5):		
Current	2,474,324	2,238,321
Rescheduled	68,710	30,830
Overdue	62,914	55,721
In litigation	14,788	19,603
	2,620,736	2,344,475
Allowance for losses on loan portfolio	(139,401)	(116,714)
	2,481,335	2,227,761
INTEREST AND COMMISSIONS RECEIVABLE (Note 6)	63,094	63,764
LONG-TERM INVESTMENTS (Note 7)	10,395	8,891
ASSETS AVAILABLE FOR SALE (Note 8)	30,665	37,519
PROPERTY AND EQUIPMENT (Note 9)	242,493	251,884
OTHER ASSETS (Note 10)	299,292	260,164
TOTAL ASSETS	5,255,996	4,461,085
MEMORANDUM ACCOUNTS (Note 22)	8,398,428	7,178,949

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,	
	2001	2000 (Note 2x)
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 11) -		
Non-interest bearing checking accounts	886,502	897,999
Interest-bearing checking accounts	1,320,570	804,165
Savings deposits	845,967	658,118
Time deposits	1,014,153	1,015,225
	4,067,192	3,375,507
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION (Note 12) -		
Publicly traded debt securities issued by MSF	59,814	-
FINANCIAL LIABILITIES (Note 12) -		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	8,788	3,983
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	4,238	3,299
Borrowings with foreign banks and savings and loan institutions, up to one year	74,518	75,412
Borrowings with foreign banks and savings and loan institutions, more than one year	33,574	59,772
Liabilities under repurchase agreements	4,593	13,019
Other liabilities, up to one year	24,418	29,242
Other liabilities, more than one year	14,748	19,311
	164,877	204,038
INTEREST AND COMMISSIONS PAYABLE	14,215	14,650
OTHER LIABILITIES (Note 13)	273,939	208,050
SUBORDINATED DEBT (Note 14)	49,205	38,445
TOTAL LIABILITIES	4,629,242	3,840,690
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES (Note 29)	15,363	54,319
SHAREHOLDERS' EQUITY (Note 20):		
Nominal capital stock	58,648	57,291
Capital inflation adjustment	191,709	191,709
Share premium	63,569	67,143
Capital reserves	161,245	156,380
Negative goodwill	-	1,423
Translation adjustment of net assets of subsidiaries abroad	(780)	(9,171)
Retained earnings	165,139	123,091
Shares repurchased held by subsidiaries	(18,414)	(17,430)
Unrealized loss from restatement at market value of investments available for sale	(9,725)	(4,360)
TOTAL SHAREHOLDERS' EQUITY	611,391	566,076
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,255,996	4,461,085
MEMORANDUM ACCOUNTS (Note 22)	8,398,428	7,178,949

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,	
	2001	2000 (Note 2x)
	(Millions of bolivars)	
INTEREST INCOME (Note 2):		
Income from cash and due from banks	17,158	19,102
Income from investment portfolio (Note 4)	114,033	81,538
Income from loan portfolio	450,617	379,225
Total interest income	581,808	479,865
INTEREST EXPENSE (Note 2):		
Interest on demand and savings deposits	43,028	47,278
Interest on time deposits	79,100	68,893
Interest on securities issued by MSF	2,867	-
Interest on financial liabilities	24,263	19,807
Total interest expense	149,258	135,978
GROSS FINANCIAL MARGIN	432,550	343,887
Allowance for losses on loan portfolio (Notes 2 and 5)	55,151	28,684
NET FINANCIAL MARGIN	377,399	315,203
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	12,339	8,289
Foreign currency transactions	6,524	5,518
Commissions on customer account transactions	34,571	24,636
Commissions on letters of credit and guarantees granted	4,333	3,700
Equity in long-term investments	5,386	(6,022)
Exchange gains	10,125	10,565
Income on sale of investment securities (Note 4)	15,727	6,917
Other income (Note 18)	62,451	48,717
Total commissions and other income	151,456	102,320
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	53,597	48,733
Claims	(43,901)	(45,565)
Total insurance premiums, net of claims	9,696	3,168
OPERATING EXPENSES:		
Salaries and employee benefits	177,461	140,927
Depreciation, property and equipment expenses, amortization of intangibles and other (Notes 9 and 17)	101,159	94,581
Fees paid to regulatory agencies (Note 1)	11,476	6,694
Other operating expenses (Note 19)	162,942	135,899
Total operating expenses	453,038	378,101
OPERATING INCOME BEFORE TAXES, EXTRAORDINARY ITEMS AND MINORITY INTERESTS	85,513	42,590
TAXES (Note 15):		
Current	(15,786)	(12,031)
Deferred	(78)	2,342
Total taxes	(15,864)	(9,689)
NET INCOME BEFORE EXTRAORDINARY ITEMS AND MINORITY INTERESTS	69,649	32,901
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS (Note 15)	1,240	2,100
MINORITY INTERESTS	(187)	(96)
NET INCOME FOR THE YEAR	70,702	34,905
NET INCOME PER SHARE (in bolivars)	185.95	88.21
NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEMS AND MINORITY INTERESTS (in bolivars)	183.18	83.15
WEIGHTED AVERAGE OF OUTSTANDING SHARES	380,212,958	395,689,735

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

(Millions of bolivars)

	Capital stock									
	Nominal	Inflation adjustment	Share premium	Capital reserves	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings (Note 2d)	Shares repurchased held by subsidiaries	Unrealized loss from restatement at market value of investments available for sale (Note 2d)	Total shareholders' equity
Balances at December 31, 1999	52,257	191,709	72,177	151,521		(13,632)	99,788	(7,518)	-	546,302
Net income for the year	-	-	-	-	-	-	34,905	-	-	34,905
Shares repurchased	-	-	-	-	-	-	-	(9,792)	-	(9,792)
Shares held by subsidiary	-	-	-	-	-	-	-	(120)	-	(120)
Negative goodwill	-	-	-	-	1,423	-	-	-	-	1,423
Appropriation to legal reserve	-	-	-	4,859	-	-	(4,859)	-	-	-
Stock dividends	5,034	-	(5,034)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(6,743)	-	-	(6,743)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(4,360)	(4,360)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	4,461	-	-	-	4,461
Balances at December 31, 2000	57,291	191,709	67,143	156,380	1,423	(9,171)	123,091	(17,430)	(4,360)	566,076
Net income for the year	-	-	-	-	-	-	70,702	-	-	70,702
Shares repurchased	-	-	-	-	-	-	-	(13,314)	-	(13,314)
Negative goodwill	-	-	-	-	(1,423)	-	-	-	-	(1,423)
Redemption of shares repurchased	(2,217)	-	-	-	-	-	(10,113)	12,330	-	-
Appropriation to legal reserve	-	-	-	4,865	-	-	(4,865)	-	-	-
Stock dividends	3,574	-	(3,574)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(13,676)	-	-	(13,676)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(5,365)	(5,365)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	8,391	-	-	-	8,391
Balances at December 31, 2001	58,648	191,709	63,569	161,245	-	(780)	165,139	(18,414)	(9,725)	611,391

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31,	
	2001	2000 (Note 2x)
	(Millions of bolivars)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	70,702	34,905
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	56,683	49,677
Allowance for losses on loan portfolio	55,151	28,684
Payment of employee termination benefits	(13,622)	(8,825)
Accrual for employee termination benefits	18,670	11,601
Allowance for interest receivable, assets available for sale and other assets	18,814	12,312
Net change in operating accounts -		
Interest and commissions receivable	945	(6,165)
Interest and commissions payable	(435)	6,198
Assets available for sale	(3,900)	(18,310)
Other assets	(38,106)	(51,255)
Other liabilities	(5,287)	(11,162)
Minority interests	(38,956)	(12,059)
Net cash provided by operating activities	120,659	35,601
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in investment portfolio	(352,529)	92,079
Loans granted	(4,270,587)	(3,517,602)
Loans collected	3,970,253	3,036,286
Net change in long-term investments	(1,504)	(2,682)
Additions to property and equipment, net	(681)	(18,355)
Sale of property and equipment	-	24,734
Net cash used in investing activities	(655,048)	(385,540)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	691,685	525,610
Net change in short-term liabilities	(16,965)	41,903
New long-term financial liabilities	25,499	55,393
Long-term financial liabilities repaid	(55,321)	(46,581)
Net change in securities issued by MSF (debenture bonds)	59,814	-
Net change in subordinated debt	10,760	12,515
Cash dividends	(13,676)	(6,743)
Shares repurchased	(13,314)	(9,792)
Shares held by subsidiary	-	(120)
Negative goodwill	(1,423)	1,423
Net cash provided by financing activities	687,059	573,608
CASH AND CASH EQUIVALENTS:		
Net increase for the year	152,670	223,669
At the beginning of the year	787,590	563,921
At the end of the year	940,260	787,590
SUPPLEMENTARY INFORMATION:		
Taxes paid	22,013	13,222
Interest paid	149,693	129,780
Assets received in lieu of payment	6,601	19,247
Translation adjustment of net assets of subsidiaries abroad	8,391	4,461
Restatement at market value of investments available for sale	(5,365)	(4,360)
Stock dividends	3,574	5,034
Preferred stock issued for acquisition of Interbank	-	52,360
Debenture bonds for acquisition of Seguros Orinoco	7,847	-
Goodwill from acquisition of Seguros Orinoco and Interbank	17,828	130,202
Net assets from Seguros Orinoco and Interbank	20,260	77,842

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT:

Reporting entity -

Mercantil Servicios Financieros, C.A. (MSF) was incorporated in Venezuela on April 24, 1997; its shares are listed on the Caracas Stock Exchange (CSE). In addition, MSF has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (the U.S.) with Class "B" shares as underlying assets. MSF business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The business activities of MSF are mainly derived from its majority-owned subsidiary, Banco Mercantil, C.A. (Banco Universal) (Banco Mercantil) in Venezuela, and its wholly-owned subsidiary Commercebank in the U.S.

In December 2001, MSF acquired 99.94% equity of the capital stock of C.A. Seguros Orinoco and its subsidiaries for Bs 38,088 million. As a result of this acquisition, assets and liabilities of Bs 94,027 million and Bs 73,767 million, respectively, were received, giving rise to goodwill of Bs 17,828 million (see Note 10). The terms of the acquisition agreement include certain guarantees from former shareholders of Seguros Orinoco regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of 10 years.

As indicated in Note 29, in September 2000 Banco Mercantil, the subsidiary, acquired a majority interest in Interbank, C.A. (Banco Universal). In December 2000, the merger through absorption of the Bank into Banco Mercantil took place, originating goodwill of some Bs 131,222 million.

The consolidated subsidiaries of MSF include: Banco Mercantil; Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil (Schweiz) AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.); Merinvest, C.A.; Commercebank N.A.; Seguros Mercantil, C.A.; Seguros Orinoco (balances at November 30, 2001); Mercantil Inversiones y Valores, C.A. and Inversiones y Valores Generales Invabur, C.A.

Regulatory environment -

The regulatory environment of MSF and its subsidiaries is determined by the current regulations of the countries where they operate. MSF is regulated by the Capital Markets Law and the CNV. Furthermore, the branch and agencies of Banco Mercantil, as well as the other MSF bank subsidiaries abroad, are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels.

Below is a summary of the main regulations that govern MSF and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela -
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions, the Financial Regulation Law, and the rules and instructions laid down by the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Financial Regulation Board (FRB), and the Banco Central de Venezuela (BCV).

In November 2001 the Venezuelan government enacted the new General Law of Banks and Other Financial Institutions, which took effect on January 1, 2002. This new law has mainly: a) suspended the financial emergency declared by the Venezuelan government in 1994; b) emphasized discretionary regulations set out in the Law or introduced by the Superintendency of Banks through resolutions; c) introduced new provisions to regulate services rendered through on-line banking (virtual bank); d) broadened the rules regulating trust fund activities; e) required that a percentage of the loan portfolio be earmarked for microcredits, and f) introduced new rules in respect of relationships of individuals and corporations with the Bank.

In November 2001 the Venezuelan government published the Partial Agrarian Loan Reform Law in the Official Gazette. In accordance with this Law, the first month of each year the Production and Trade Ministry will define the minimum loan portfolio percentage to be granted to the agricultural sector by each financial institution. At December 31, 2001, the percentage required is 15% of the gross loan portfolio, unless the financial institutions are able to demonstrate that they cannot comply with this percentage due to an insufficient demand for loans. In December 2001 financial institutions were informed by the Production and Trade Ministry that the percentage not complied with must be covered over the next two years (see Note 5).

Interest or discount rates offered by banks, both for lending and deposit operations, are agreed between the financial institution and its clients based on market conditions.

The regulations of the BCV require the Bank to maintain a minimum reserve deposited with this institution based on placements, customer deposits, liabilities and other deposits, with the exception of liabilities with BCV, the Deposit Guarantee and Bank Protection Fund (FOGADE) and other financial institutions. The minimum reserve is calculated as 17% of all deposits and liabilities subject to these regulations, except for the deposits, placements, liabilities and other deposits with public entities in Venezuela, which are subject to a new minimum of 30% as from the second semester of 2001. The portion equal to 6 percentage points of each of the aforementioned reserves bears interest at the weighted average rate paid by commercial and universal banks on savings and time deposits during the week immediately prior to the creation of the reserve deposit. This reserve deposit must be made in U.S. dollars when the related placement, customer deposit, liability or other deposit is in foreign currency, and this portion of the reserve is interest-free.

Venezuelan financial institutions regulated by the General Law of Banks and Other Financial Institutions are required to pay fees to FOGADE. Among other things, FOGADE guarantees customer deposits at financial institutions up to a given amount per depositor. The biannual fee amounts to 0.25% of customer deposits in accordance with instructions issued by FOGADE and is paid in six monthly installments. During the year ended December 31, 2001, this fee amounted to Bs 10,276 million (Bs 5,739 million during the year ended December 31, 2000) and is recorded under Fees paid to regulatory agencies.

Furthermore, the General Law of Banks and Other Financial Institutions requires Venezuelan banks and other financial institutions regulated by this Law to pay a special fee to support the Superintendency of Bank's operations. The annual fee is 0.03% of the average of the assets of Banco Mercantil and is paid on a monthly basis. This fee is recorded under Fees paid to regulatory agencies.

b) Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This branch operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

c) Banco Mercantil, C.A. (Banco Universal) Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to the regulations of the States of Florida and New York, respectively, regarding their license to operate in the U.S. In addition, they are supervised and regulated by the U.S. Federal Reserve System.

d) Holding de Inversión Mercantil de Colombia, S.A., formerly Banco Mercantil de Colombia, S.A. (Colombia) -
While operating as a commercial bank in Colombia, this 99.99%-owned subsidiary was subject to inspection, supervision and control by the Superintendency of Banks and by Banco de la República or Banco Central de Colombia, and by the Financial Institutions Guarantee Fund (FOGAFIN).

In February 2001 this subsidiary was authorized to cease operations as a commercial bank following a request made to the Superintendency of Banks of Colombia in December 2000. Accordingly, Banco Mercantil de Colombia, S.A. changed its name to Holding de Inversión

Mercantil de Colombia, S.A. This new institution is neither controlled nor monitored by the aforementioned Superintendency.

e) Banco Mercantil Venezolano, N.V. (Netherlands Antilles) -
This wholly-owned subsidiary was incorporated and operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

f) Banco del Centro, S.A. (Panama) -
This wholly-owned subsidiary is supervised by the Superintendency of Banks of Panama.

g) Banco Mercantil (Schweiz) AG -
This wholly-owned subsidiary is located in Zurich and is mainly engaged in financial and private banking operations. It is supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

h) BMC Bank & Trust Limited (Grand Cayman) -
This wholly-owned subsidiary is located in Grand Cayman, Cayman Islands and is supervised by the Cayman Island Monetary Authority.

i) Commercebank N.A. (U.S.A.) -
As a federal bank in the U.S., this wholly-owned subsidiary is supervised and regulated by the Office of the Comptroller of the Currency (OCC). Its Head Office, Commercebank Holding Co., is supervised by the U.S. Federal Reserve System. Commercebank, N.A. is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) and has nine agencies in the State of Florida and one in New York City.

j) Merinvest, C.A. -
This wholly-owned subsidiary is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

k) Seguros Mercantil, C.A. and C.A. Seguros Orinoco -
These wholly-owned and 99.94%-owned subsidiaries, respectively, are engaged in insurance activities and are regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules and instructions laid down by the Venezuelan Superintendency of Insurance.

The Law of Insurers and Reinsurers requires that an annual fee be paid to cover the operations of the Superintendency of Insurance. This fee amounts to a minimum 0.2% and a maximum 0.3% of net premiums earned in the previous year and is recorded under Fees paid to regulatory agencies.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES IN USE:

As indicated in Note 1, MSF is regulated by the CNV and therefore required to comply with both the rules instructions laid down by this entity and those of the related Accounting Manual and Plan of Accounts. These rules differ from accounting principles generally accepted in Venezuela published by the Venezuelan Federation of Public Accountants mainly because they do not require presentation of inflation-adjusted financial statements. According to CNV instructions, MSF is required to present financial statements expressed in historical bolivars as from the year ended December 31, 1999, based on the methodology set out in International Accounting Standard No. 29 (IAS-29). According to this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for the preparation of financial statements expressed in historical bolivars. Therefore, MSF considered the amounts expressed in terms of purchasing power at December 31, 1999 as a basis for presentation of its financial statements expressed in historical bolivars for subsequent periods.

According to the CNV, inflation-adjusted financial statements must be presented as supplementary information.

To comply with the rules of the CNV, MSF adopted the Accounting Manual and the Plan of Accounts for investing companies upon issuance of debenture bonds. For comparative purposes, the financial statements and their notes for the year ended December 31, 2000 include the required reclassifications to present them in accordance with the new account grouping criteria set out in the Accounting Manual. Moreover, Banco Mercantil, Seguros Mercantil and Seguros Orinoco prepare their financial statements based on accounting manuals and the rules and instructions of the Superintendency of Banks and the Superintendency of Insurance, respectively. Consequently, the necessary adjustments and account groupings have been made to present the consolidated financial statements in accordance with the rules and instructions of the CNV.

Below is a summary of the accounting principles in use:

a) Consolidation -

The consolidated financial statements at December 31, 2001 and 2000 include the accounts of MSF and its subsidiaries at those dates. In the case of the subsidiary Mercantil Inversiones y Valores, C.A. the balances consolidated are those of its financial statements at November 30, 2001 and 2000. All significant intercompany transactions and balances have been eliminated in consolidation.

b) Translation of the financial statements of the branch, agencies and subsidiaries abroad -

Assets and liabilities are translated at the year-end exchange rate (see Note 2v). Income accounts are translated at the average exchange rate for the year for the branch and agencies of Banco Mercantil and for the subsidiaries abroad, except Holding de Inversión Mercantil de Colombia, S.A., which are translated at the year-end exchange rate. Equity accounts are translated at the historical exchange rate. The result from translation is recorded in the statement of shareholders' equity as Translation adjustment of net assets of subsidiaries abroad, for subsidiaries abroad, and in the statement of income, for the branch and agencies.

c) Use of estimates in the preparation of financial statements -

The preparation of financial statements and their notes requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses for the reporting periods. Actual amounts may differ from those estimates.

d) Investment portfolio -

According to the rules of the CNV, investments are classified upon acquisition, based on their intended use, as Investments in trading securities, Investments in securities available for sale, Investments in securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments, and are recorded as indicated below:

Investments in trading securities -
These investments are recorded at fair market value and comprise investments in debt and equity securities, which may be converted into cash within 90 days as from their acquisition. Unrealized gains and losses resulting from differences in fair market values are included in the statement of income.

Investments in securities available for sale -
Investments in debt and equity securities available for sale are recorded at fair market value and unrealized gains and losses resulting from differences in fair market value are included in the statement of shareholders' equity under Unrealized loss from restatement at market value of investments available for sale. Investments in securities available for sale not listed on the stock exchange and whose fair market value is not easily computed are recorded at cost. Permanent losses from decreases in the fair market value of these investments are recorded in the statement of income for the period in which they occur. Any subsequent increase in market value is recognized as an unrealized gain in the shareholders' equity account.

Investments in securities held to maturity -
These investments relate to debt securities that MSF has the firm intention and ability to hold until their maturity and are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums are amortized over the life of the securities with a credit or

debit to Income from investment portfolio. Permanent losses from decreases in fair market value of these investments are recorded in the statement of income for the period in which they occur. Any subsequent recovery of the fair market value does not affect the new cost basis.

The Superintendency of Banks requires that investments in securities held to maturity be shown net of depositis from investments assigned through liquid assets funds and certificates of participation.

Share trading portfolio -
The share trading portfolio includes investments in shares, publicly traded or otherwise.

For investments in shares publicly traded, unrealized gains or losses resulting from differences in fair market value are included under Unrealized loss from restatement at market value of investments available for sale. Investments in shares not publicly traded issued by entities regulated by the General Law of Banks and Other Financial Institutions, the Law on the National Savings and Loans Systems and the Capital Markets Law and similar foreign institutions, must be recorded at cost. As set forth in the Accounting Manual and the Plan of Accounts of the CNV, investments in shares not publicly traded issued by entities not regulated by the aforementioned laws must be recorded at cost and totally provided for.

The initial accounting treatment applied by MSF in 2000 for the adoption of Statement of Accounting Principles No. 15 (DPC-15) originated a debit to Unrealized loss from restatement at market value of investments available for sale of Bs 51,073 million and a credit to Retained earnings at December 31, 1999. During 2001, in order to adapt to the alternative accounting treatment applied by its main subsidiary, Banco Mercantil, which allows the effect of adopting an accounting policy change to be recorded under income for the period in which it occurs, MSF eliminated the effect of the previously mentioned adjustment to Retained earnings. The balances of the equity accounts at December 31, 2000 and 1999 include the result of this adjustment.

Investments in time deposits and placements -
These investments relate to funds deposited in financial institutions with maturities under one year which, according to the rules of the Superintendency of Banks, are shown net of deposits from investments assigned through liquid assets accounts and certificates of participation.

Restricted investments -
Restricted investments are recorded at realizable value, which is considered to be cost or par value. MSF and its subsidiaries use the specific identification method and/or average cost method to calculate the cost of securities. Realized gains and losses on the sale of investments in trading securities and investments available for sale are also calculated using this method.

e) Loan portfolio -

Commercial loans are classified as overdue 30 days after maturity date. Term loans are shown as overdue if repayment is delayed by more than 30 days. When any related installment is more than 90 days past due, the entire principal balance is classified as overdue.

Rescheduled loans are those whose original repayment schedule, term, or other conditions have been modified, based on a refinancing agreement, under certain terms and conditions set forth in the Accounting Manual for Banks and Other Financial Institutions.

Loans in litigation are those that are in the process of being collected through legal proceedings.

According to the rules of the Superintendency of Banks, assets and liabilities in respect of loan transactions made with funds from the Housing Mutual Fund should be recorded under Memorandum accounts.

f) Allowances for risks of uncollectibility of loan portfolio and contingent loans -

Under the regulations of the Financial Regulation Board, Banco Mercantil performs a review of its loan portfolio and its contingent loans on a quarterly basis to determine the specific allowance for losses on each loan. This review should cover no less than 90% of this portfolio and take into account factors such as economic conditions, client credit risk, credit experience, and loan guarantees. The Bank's review covers its entire Venezuelan loan portfolio.

In addition, under the regulations of the Superintendency of Banks and the Financial Regulation Board, Banco Mercantil maintains a general allowance of 2% of the principal balance of the loan portfolio at September 1, 1999 and, as from that date, an additional 1% of any increase in the gross principal balances of the loan portfolio. Banco Mercantil complies with this requirement.

The allowance for losses on loan portfolio of the branch, agencies and subsidiaries abroad is based on the specific requirements of the regulatory agencies in the countries where they operate and management's assessment of collectibility of these loan portfolios, in accordance with the same criteria as used by the Bank.

g) Long-term investments -

MSF uses the equity method to account for investments in 20% to 50%-owned affiliates (see Note 7).

h) Assets available for sale -

The Superintendency of Banks requires that personal and real property received in lieu of loan repayment be amortized using the straight-line method over one and three years, respectively. These assets are shown at cost, net of accumulated amortization (see Note 8). Gains and losses from the realization of assets available for sale are included in the consolidated statement of income under Other income or Other operating expenses. Fully-depreciated personal and real property is recorded under Memorandum accounts.

Idle assets are those no longer used by Banco Mercantil. These assets should be written out of the asset accounts within 24 months and their book value may not exceed their market value.

i) Property and equipment -

Until December 31, 1999, property and equipment is recorded at restated cost less accumulated depreciation. From 2000, new additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Gains and losses on the sale of personal and/or real property are included in the consolidated statement of income under Other income or Other operating expenses. Fully-depreciated property and equipment is included under Memorandum accounts.

j) Other assets -

Banco Mercantil assesses collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio. Furthermore, Banco Mercantil records provisions for such items when their age, nature, or the requirements of the Superintendency of Banks require it. Other MSF subsidiaries follow the same criteria.

k) Deferred expenses -

Deferred expenses mainly relate to office installation and improvement expenses and are recorded at cost, net of accumulated amortization. Related amortization is calculated using the straight-line method over four years.

l) Goodwill -

Goodwill on the purchase of Interbank, Seguros Mercantil and Seguros Orinoco shares is being amortized using the straight-line method over a period of 20 years (see Note 10).

m) Deferred income tax -

MSF and its subsidiaries recognize deferred income tax in respect of timing differences between financial and taxable income which are expected to be realizable in future periods and are mainly represented by temporarily nondeductible provisions. In the case of the allowance for losses on loan portfolio in Venezuela, only the part related to loans classified as high risk or nonrecoverable is taken into account.

n) Financial lease contracts -

Assets acquired under financial lease contracts are recorded in the balance sheet at cost, together with the related liabilities, which are equivalent to the present value of future lease payments. Related depreciation is calculated based on the straight-line method over the estimated useful lives of the assets.

o) Residual value -

Residual value is the estimated value of leased assets upon termination of the financial lease contract. MSF recognizes residual value as income when collected.

p) Securities sold under repurchase agreements -

Securities sold under repurchase agreements are treated as financing operations and are recorded as a liability for the amount of funds received from the transaction. The difference in respect of the repurchase price is recorded as Interest expense during the term of the liability.

q) Technical reserves -

The subsidiaries Seguros Orinoco and Seguros Mercantil calculate mathematical reserves in accordance with requirements of the Law of Insurers and Reinsurers. These reserves have been certified by independent actuaries based on the estimated rates of return on future investments and expected mortality rates.

According to the rules of the Superintendency of Insurance, current risk reserves may not be less than the unearned portion of collected premiums, net of returns and cancellations, less commissions on non-elapsed risk periods. A reserve equivalent to 100% of premiums collected in advance has been created.

The reserve for pending claims is a reasonable estimate made by subsidiaries in the insurance business based on information available on claims made before the end of the year, including related costs.

r) Accrual for employee termination benefits -

MSF and its Venezuelan subsidiaries accrue employee termination benefits, which are a vested right of employees according to the Venezuelan Labor Law and the prevailing collective labor agreement, and deposit them in a trust fund on behalf of each employee. Under certain circumstances, this Law provides for an additional indemnity payment for unjustified dismissals. Based on experience, MSF and its Venezuelan subsidiaries have recorded an additional provision to cover this contingent liability.

Additionally, the Venezuelan Labor Law requires mandatory profit sharing for workers and employees, establishing minimum and maximum payments of 15 days and 4 months of salary, respectively. MSF and its Venezuelan subsidiaries pay four months' salary in this connection.

s) Employee benefit plans -

MSF has a long-term defined-benefit pension plan covering all eligible employees that also provides certain retirement benefits based on the provisions of the plan. The related costs and liability are calculated using internationally accepted actuarial and accounting methods. These costs are expensed and the actuarial bases are revised regularly.

MSF uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, MSF provides a stock option plan to certain officers for the acquisition of its shares at a fixed price (see Note 16).

t) Transactions with derivative instruments -

According to the rules of the CNV, market values of transactions with derivatives are included under Memorandum accounts. Unrealized gains or losses from changes in market value of derivative instruments are included in the consolidated statement of income as income or expenses.

u) Recognition of revenue and expenses -

Income and costs and expenses are recorded as earned or incurred, respectively. Interest on loans, investments and accounts receivable are recorded as income when earned. Interest receivable on loan portfolios more than 30 days overdue (90 days for Commercebank), interest on overdue or litigated loan portfolios or loans classified as real risk, high risk or unrecoverable, and overdue interest are all recorded as income when collected. Interest collected in advance is included under Other liabilities as Deferred interest and recorded as income when earned.

Commissions from loans granted in Venezuela are recorded as income upon collection.

Income from financial lease contracts and depreciation costs of the corresponding leased property are recorded net in the consolidated statement of income as Income from loan portfolio.

v) Foreign currency -

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances in foreign currency at December 31, 2001 are shown at the exchange rates of Bs 757/US$1, Bs 0.3304/Ps1 and Bs 449.44/CHF1 (Bs 699/US$1, Bs 0.3197/Ps1 and Bs 425.08/CHF1 at December 31, 2000) (see Note 31). Exchange gains and losses are included in the statement of income for the year, except those in respect of investments in debt securities available for sale and investments in shares publicly traded, denominated in foreign currency, the exchange differences on which are included in shareholders' equity under Unrealized loss from restatement at market value of investments available for sale.

w) Net income per share -

Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares, adjusted for stock dividends, which are considered outstanding for both years.

x) Reclassifications for comparative purposes -

For comparative purposes, the financial statements at December 31, 2000 include reclassifications of certain account balances mainly resulting from the adoption of the Accounting Manual and the Plan of Accounts for investing companies and instructions laid down by the Superintendency of Banks for Banco Mercantil, whereby funds from the Housing Mutual Fund should be recorded under Memorandum accounts.

y) Cash flows -

For the purpose of the consolidated statement of cash flows, MSF considers cash and due from banks as cash equivalents.

NOTE 3 - CASH AND DUE FROM BANKS:

At December 31, 2001, the balance of the account with the BCV includes Bs 411,762 million and US$3,500,000, equivalent to Bs 2,650 million (Bs 369,439 million and US$6,552,000, equivalent to Bs 4,580 million at December 31, 2000), related to the reserve deposits in local and foreign currency, respectively.

Of the reserve deposit in local currency, Bs 136,817 million (Bs 130,390 million at December 31, 2000) is interest-bearing and during the year ended December 31, 2001, Banco Mercantil recorded income of Bs 10,201 million in this connection (Bs 7,912 million during the year ended December 31, 2000) included in the consolidated statement of income under Income from cash and due from banks.

At December 31, 2001, the balance of Venezuelan and foreign banks and other financial institutions includes Bs 2,550 million and US$64,534,000, equivalent to Bs 48,852 million (US$175,275,000, equivalent to Bs 122,517 million at December 31, 2000), respectively, related to overnight deposits in local and foreign currency, which earn annual interest of 37% and between 1% and 2.09%, respectively (between 4% and 7.625% at December 31, 2000).

Pending cash items relate to clearinghouse operations at Banco Mercantil.

NOTE 4 - INVESTMENT PORTFOLIO:

Investment portfolio at December 31 comprises the following:

a) Investments in trading securities -

	2001		2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government:				
In local currency -				
National Public Debt Bonds, maturing between January 6, 2001 and June 14, 2004, with a par value of Bs 26,979 million	-	-	27,182	27,182 (1)
Treasury notes, maturing on May 30, 2001, with a par value of Bs 8,739 million	-	-	8,210	8,210 (1)
Other	-	-	8	8 (1)
	-	-	35,400	35,400
In foreign currency -				
Eurobonds, maturing between December 30, 2003 and August 15, 2018, with a par value of US$10,348,000	-	-	6,346	6,346 (3)
Other	-	-	894	894 (3)
	-	-	7,240	7,240
	-	-	42,640	42,640
Debt securities issued by Venezuelan private-sector companies:				
C.A. Nacional Teléfonos de Venezuela (CANTV), maturing between February 1, 2002 and 2004	-	-	5,045	5,045 (3)
PDVSA Finance Ltd., maturing between February 15, 2004 and November 15, 2007, with a par value of US$4,859,000	-	-	3,346	3,346 (3)
PDVSA América, maturing on August 1, 2003, with a par value of US$3,328,000	-	-	2,247	2,247 (3)
Pulp and Paper International Ltd., maturing on December 2, 2002, with a par value of US$7,259,000	-	-	2,021	2,021 (3)
Other	-	-	2,031	2,031 (3)
	-	-	14,690	14,690
	-	-	57,330	57,330
Debt securities issued by foreign public and private-sector companies:				
Securities issued or guaranteed by the U.S. government, maturing between February 8, 2001 and March 20, 2001, with a par value of US$5,450,000	-	-	3,770	3,770 (3)
Securities issued or guaranteed by other government agencies, maturing between September 15, 2007 and May 15, 2027, with a par value of US$4,287,000	-	-	2,443	2,443 (3)
Bonds issued by private-sector companies, maturing between May 1, 2016 and November 18, 2030, with a par value of US$47,455,000	30,238	30,238 (3)	-	-
	30,238	30,238	6,213	6,213
Total investments in trading securities	30,238	30,238	63,543	63,543

Investments in trading securities at December 31 earn the following annual interest:

	2001		2000	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
Venezuelan Government National Public Debt Bonds	-	-	12	21.37
Treasury notes in local currency	-	-	15.37	15.72
Eurobonds	-	-	8.13	13.63
Debt securities issued by Venezuelan private-sector companies	-	-	7.88	9.38
Securities issued or guaranteed by the U.S. government	-	-	5.69	5.71
Securities issued or guaranteed by other foreign government agencies	-		4.00	11.75
Bonds issued by foreign private-sector companies	5.96	7.50	-	-

b) Investments in securities available for sale -

	2001			2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of bolivars)					
Securities issued or guaranteed by the Venezuelan government:						
In local currency -						
National Public Debt Bonds, maturing between January 25, 2002 and December 1, 2005, with a par value of Bs 245,153 million (maturing between January 25, 2001 and December 1, 2005, with a par value of US$178,268 million at December 31, 2000)	239,009	(6,196)	232,813 (1)	177,719	1,089	178,808 (1)
Treasury notes, maturing between January 25, 2002 and December 1, 2005, with par value of Bs 32,660 million (maturing between April 4, 2001 and July 4, 2001, with a par value of Bs 21,960 million at December 31, 2000)	27,302	(336)	26,966 (1)	20,309	367	20,676 (1)
	266,311	(6,532)	259,779	198,028	1,456	199,484
In foreign currency -						
DCB bonds, maturing on December 18, 2007, with a par value of US$10,524,000	6,072	(11)	6,061 (1)	-	-	-
Global bonds, maturing on September 15, 2027, with a par value of US$1,045,000	515	(7)	508 (1)	2,693	-	2,693 (1)
Other	1,593	(168)	1,425 (1)	-	-	-
	8,180	(186)	7,994	2,693	-	2,693
	274,491	(6,718)	267,773	200,721	1,456	202,177
Debt securities issued by Venezuelan private-sector companies:						
C.A. La Electricidad de Caracas, maturing on September 30, 2003, with a par value of US$6,700,000 (maturing between October 11, 2001 and September 30, 2003, with a par value of US$5,284,000 at December 31, 2000)	4,918	-	4,918 (3)	3,324	46	3,370 (3)
C.A. Nacional de Teléfonos de Venezuela (CANTV), maturing between February 1, 2002 and February 1, 2004, with a par value of US$5,704,000	4,377	11	4,388 (3)	-	-	-
Carry forward	9,295	11	9,306	3,324	46	3,370

	2001			2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of bolivars)					
Brought forward	9,295	11	9,306	3,324	46	3,370
PDVSA Finance Ltd., maturing between February 15, 2004 and November 15, 2007, with a par value of US$5,330,000	4,040	301	4,341 (3)	-	-	-
PDVSA América, maturing between August 1, 2003 and November 15, 2007, with a par value of US$6,681,000	5,162	(44)	5,118 (3)	-	-	-
Bariven, S.A., maturing on March 17, 2002, with a par value of US$1,992,000	1,525	(8)	1,517 (3)	-	-	-
Venezolana de Pulpa y Papel, C.A. (Venepal), maturing between August 21, 2002 and December 1, 2003, with a par value of Bs 655 million (maturing on December 1, 2003, with a par value of Bs 450 million at December 31, 2000)	655	(405)	250 (3)	451	(275)	176 (3)
Pulp and Paper International Ltd., maturing on December 2, 2002, with a par value of US$7,259,000	549	-	549 (3)	-	-	-
Other	751	4	755 (3)	19	-	19 (3)
	21,977	(141)	21,836	3,794	(229)	3,565
Debt securities issued by foreign public and private-sector companies:						
Securities issued or guaranteed by the U.S. government, maturing between January 7 and January 10, 2031, with a par value of US$621,727,000 (maturing between March 1, 2001 and October 1, 2030, with a par value of US$417,146,000 at December 31, 2000)	478,223	4,646	482,869 (3)	289,934	1,901	291,835 (3)
Securities issued or guaranteed by other government agencies, maturing between January 18, 2002 and October 25, 2008, with a par value of US$14,196,000 (maturing between January 15, 2001 and December 14, 2010, with a par value of US$19,102,000 at December 31, 2000)	10,858	70	10,928 (3)	10,371	-	10,371 (3)
Bonds issued by private-sector companies, maturing between January 15, 2002 and December 19, 2030, with a par value of US$201,401,000 (maturing between February 2, 2001 and August 25, 2028, with a par value of US$71,687,000 at December 31, 2000)	153,970	(1,075)	152,895 (3)	43,887	118	44,005 (3)
Bonds issued by financial institutions, maturing between September 15, 2002 and June 29, 2007, with a par value of US$48,347,000 (maturing on February 6, 2001, with a par value of US$29,137,000 at December 31, 2000)	37,236	324	37,560 (3)	20,415	-	20,415 (3)
	680,287	3,965	684,252	364,607	2,019	366,626
Total investments in securities available for sale	976,755	(2,894)	973,861	569,122	3,246	572,368

Investments in securities available for sale at December 31 earn the following annual interest:

	2001		2000	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
National Public Debt Bonds	21.07	34.06	14.77	20.64
Treasury notes	8.90	23.17	14.77	15.47
DCB bonds	5.94	5.94	-	-
Global bonds	9.25	9.25	9.25	9.25
Debt securities issued by Venezuelan private-sector companies	5.00	9.38	8.94	13.81
Securities issued or guaranteed by the U.S. government	2.75	9.50	5.00	9.50
Securities issued or guaranteed by other foreign government agencies	4.47	9.75	5.65	15.34
Bonds issued by foreign private-sector companies	5.00	9.38	5.25	11.00
Bonds issued by foreign financial institutions	3.29	8.00	5.75	15.59

Below is the classification of the weighted average maturity of Investments in securities available for sale at December 31:

	2001	2000
National Public Debt Bonds	2 years	3 years
Treasury notes	1 year	5 months
DCB bonds	6 years	-
Global bonds	26 years	26 years
Debt securities issued by Venezuelan private-sector companies	2 years	1 year
Securities issued or guaranteed by the U.S. government	12 years	12 years
Securities issued or guaranteed by other foreign government agencies	2 years	8 months
Bonds issued by foreign private-sector companies	10 years	6 years
Bonds issued by foreign financial institutions	3 years	6 months

Below is the classification of Investments in securities available for sale at December 31 according to their maturity:

	2001		2000	
	Cost	Book value	Cost	Book value
	(Millions of bolivars)			
Up to six months	40,325	40,340	64,573	65,055
Six months to one year	46,909	47,358	28,110	28,167
One to five years	480,044	474,019	235,354	235,709
Five to ten years	128,561	128,631	73,418	73,694
Over ten years	280,916	283,513	167,667	169,743
	976,755	973,861	569,122	572,368

During the year ended December 31, 2001, MSF recorded net income of Bs 10,213 million (Bs 1,942 million during the year ended December 31, 2000) from the realization of Investments in securities available for sale and Share trading portfolio, which is shown under Gain on sale of investments in securities.

c) Investments in securities held to maturity -

	2001			2000		
	Cost	Book value (equivalent to amortized cost)	Market value	Cost	Book value (equivalent to amortized cost)	Market value
Securities issued or guaranteed by the Venezuelan government:						
In local currency -						
National Public Debt Bonds, maturing between January 3, 2002 and June 1, 2005, with a par value of Bs 324,884 million (maturing between January 25, 2001 and June 14, 2004, with a par value of Bs 436,537 million at December 31, 2000)	321,166	322,775	320,326 (1)	434,182	434,182	434,182 (1)
Treasury notes, maturing between January 16 and April 24, 2002, with a par value of Bs 13,267 million	12,089	12,746	12,620 (1)	-	-	-
	333,255	335,521	332,946	434,182	434,182	434,182
Debt securities issued by Venezuelan private-sector companies:						
PDVSA Finance Ltd., maturing between February 15, 2004 and November 15, 2007, with a par value of US$6,570,000	-	-	-	4,609	4,609	4,609 (3)
C.A. La Electricidad de Caracas, maturing on September 30, 2003, with a par value of US$1,201,000 Venezolana de	-	-	-	839	839	1,201 (3)
Pulpa y Papel, C.A. (Venepal), maturing on December 2, 2002, with a par value of US$300,000	23	23	23 (3)	107	107	107 (3)
C.A. Nacional de Teléfonos de Venezuela (CANTV), maturing on February 1, 2002, with a par value of Bs 1,500 million	1,141	1,136	1,145 (3)	-	-	
Other	689	689	689 (3)	286	286	227 (3)
	1,853	1,848	1,857	5,841	5,841	6,144
Preferred stock mandatorily redeemable, issued by foreign Private-sector companies, maturing between December 1, 2026 and June 30, 2031, with a par value of US$20,655,000 (maturing between December 1, 2027 and June 30, 2031, with a par value of US$15,000,000 at December 31, 2000)	14,652	14,652	15,722 (3)	9,576	9,576	8,821 (3)
Debt securities issued by public and private-sector foreign companies:						
Securities issued or guaranteed by the U.S. government, maturing between January 7 and January 10, 2031, with a par value of US$16,254,000 (maturing between September 1, 2015 and July 1, 2030, with a par value of US$28,786,000 at December 31, 2000)	12,806	12,806	12,606 (3)	24,001	24,001	24,247 (3)
Securities issued or guaranteed by other governments, maturing between February 13, 2002 and February 15, 2007, with a par value of US$9,517,088 (maturing between May 8, 2001 and February 15, 2007, with a par value of US$5,105,000 at December 31, 2000)	7,045	6,040	5,962 (3)	3,111	3,111	2,918 (3)
Carry forward	19,851	18,846	18,568	27,112	27,112	27,165

	2001			2000		
	Cost	Book value (equivalent to amortized cost)	Market value	Cost	Book value (equivalent to amortized cost)	Market value
Brought forward	19,851	18,846	18,568	27,112	27,112	27,165
Bonds issued by foreign financial institutions, maturing between February 11, 2002 and June 26, 2007, with a par value of US$8,370,924 (maturing between January 4, 2001 and June 27, 2004, with a par value of US$6,111,000 at December 31, 2000)	6,017	6,017	5,947 (3)	5,381	5,381	4,764 (3)
Bonds issued by foreign private-sector companies, maturing between May 30, 2002 and February 15, 2008, with a par value of US$3,160,000 (maturing between December 31, 2002 and December 1, 2019, with a par value of US$618,000 at December 31, 2000)	2,408	2,400	2,532 (3)	432	432	432 (3)
	28,276	27,263	27,047	32,925	32,925	32,361
	378,036	379,284	377,572	482,524	482,524	481,508
Less: Investments assigned through liquid asset accounts and certificates of participation	(333,237)	(333,237)	(333,237)	(429,850)	(429,850)	(429,850)
Total investments in securities held to maturity	44,799	46,047	44,335	52,674	52,674	51,658

Investments in securities held to maturity at December 31 earn the following annual interest:

	2001		2000	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
National Public Debt Bonds	7.37	36.52	12.54	40.00
Treasury notes	16.29	25.11	-	-
Debt securities issued by Venezuelan private-sector companies	8.87	10.00	8.50	9.37
Preferred stock mandatorily redeemable	7.75	8.74	7.75	8.74
Securities issued or guaranteed by the U.S. government	7.00	7.00	5.40	9.50
Securities issued or guaranteed by other foreign governments	3.84	11.00	6.45	11.00
Bonds issued by foreign financial institutions	4.39	10.11	6.00	9.75
Bonds issued by foreign private-sector companies	8.50	8.50	9.00	9.00
Investments assigned	12.00	33.50	8.00	14.67

Below is the classification of the weighted average maturity of Investments in securities held to maturity at December 31:

	2001	2000
National Public Debt Bonds	1 year	1 year
Treasury notes	2 months	-
Debt securities issued by Venezuelan private-sector companies	1 month	4 years
Preferred stock mandatorily redeemable	26 years	27 years
Securities issued or guaranteed by the U.S. government	30 years	27 years
Securities issued or guaranteed by other foreign governments	19 months	4 years
Bonds issued by foreign financial institutions	27 months	2 years
Bonds issued by foreign private-sector companies	4 years	2 years

Below is the classification by maturity of Investments in securities held to maturity at December 31:

	2001		2000	
	Book value (equivalent to amortized cost)	Market value	Book value (equivalent to amortized cost)	Market value
Up to six months	177,685	179,585	108,213	108,195
Six months to one year	24,612	24,362	115,529	115,524
One to five years	145,559	141,161	221,248	220,861
Five to ten years	3,970	4,149	3,889	3,717
Over ten years	27,458	28,315	33,645	33,211
	379,284	377,572	482,524	481,508

d) Share trading portfolio -

	2001			2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
			(Millions of bolivars)			
Shares issued by Venezuelan financial institutions:						
Banco Monagas, C.A.	-	-	-	1,203	-	1,203 (4)
Shares issued by Venezuelan non-financial institutions:						
C.A. Nacional de Teléfonos de Venezuela (CANTV)	26,250	(8,760)	17,490 (2)	33,430	(5,708)	27,722 (2)
Venworld Telecom, C.A.	-	-	-	407	-	407 (2)
Siderúrgica Venezolana, S.A. (SIVENSA)	1,225	(1,162)	63 (2)	1,225	(747)	478 (2)
Superoctanos	866	-	866 (4)	866	-	866 (4)
Servicio Panamericano de Protección, C.A.	3,808	640	4,448 (4)	5,270	-	5,270 (4)
Consorcio Elca, C.A.	-	-	-	868	-	868 (4)
Other	2,382	(40)	2,342 (4)	1,927	1,119	3,046 (4)
	34,531	(9,322)	25,209	43,993	(5,336)	38,657
Shares issued by foreign public and private-sector companies:						
Bancolombia, S.A., 4.85%-owned	9,067	2,491	11,558 (2)	9,067	(2,270)	6,797 (2)
Shares issued or guaranteed by the U.S. government	4,506	-	4,506 (2)	4,885	-	4,885 (2)
Shares issued by foreign private-sector companies	5,482	-	5,482 (2)	-	-	-
	19,055	2,491	21,546	13,952	(2,270)	11,682
Total share trading portfolio	53,586	(6,831)	46,755	59,148	(7,606)	51,542

At December 31, 2000, the share trading portfolio includes shares of Banco Monagas, C.A. and Consorcio Elca, C.A. that belonged to Interbank, which were expressly excluded from the merger negotiation between Banco Mercantil and Interbank. In August 2000, prior to the merger agreement, the Board of Directors of Interbank agreed to sell these shares, but needed authorization from the Superintendency of Banks and the National Telecommunications Commission to close the sale. Authorization was granted in January 2001 and the shares were sold that month. Therefore, at December 31, 2000, the aforementioned shares were still shown in the investment portfolio of MSF.

e) Investments in time deposits and placements -

	2001		2000	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Certificates of deposit, with weighted average maturities of 2 months, between January 3 and May 31, 2002, and annual interest between 0.90% and 15% (weighted average maturities of 2 months, between January 1 and June 28, 2001, and annual interest between 3% and 9.99% at December 31, 2000)	93,940	93,940 (5)	76,166	76,166 (5)
Certificates of participation in local banks, with weighted average maturities of 15 days between January 11 and January 22, 2002, and annual interest between 37% and 39%	9,000	9,000 (5)	-	-
	102,940	102,940	76,166	76,166
Investments assigned through liquid assets accounts and certificates of participation	(18,309)	(18,309)	-	-
Total investments in time deposits and placements	84,631	84,631	76,166	76,166

f) Restricted investments -

	2001		2000	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Venezuelan Government National Public Debt Bonds, maturing between January 11, 2002 and June 1, 2005, with a par value of Bs 1,384 million (maturing between April 16, 2001 and November 10, 2003, with a par value of Bs 575 million at December 31, 2000)	1,344	1,344 (5)	578	578 (5)
U.S. Government Bonds, maturing on January 31, 2001, with a par value of US$1,845,000 (maturing on November 15, 2021, with a par value of US$1,100,000 at December 31, 2000)	1,149	1,149 (5)	229	229 (5)
Shareholding in Banco Capital, C.A. trust fund assets (Note 10)	4,244	4,244 (6)	5,773	5,773 (6)
Other	193	193 (5)	639	639 (5)
Total restricted investments	6,930	6,930	7,219	7,219

Restricted investments at December 31 earn the following annual interest:

	2001		2000	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%	%	%	%
Venezuelan Government National Public Debt Bonds	18.60	34.12	13.85	21.63
U.S. Government Bonds	1.68	1.68	11.00	11.00

Below is the classification of the weighted average maturity of Restricted investments at December 31:

	2001	2000
Venezuelan Government National Public Debt Bonds	1 year	26 months
U.S. Government Bonds	22 years	21 years

(1) Based on present value of future estimated cash flows.

(2) Market value based on prices listed on stock exchanges.

(3) Market value based on trading operations on the secondary market.

(4) Equity value based on most recent financial statements.

(5) Market value is represented by par value.

(6) There is a valuation allowance of Bs 1,300 million under Other liabilities.

Banco Mercantil has trademark license agreements for use of VISA, MasterCard and Diners Club International credit cards. The Visa and MasterCard agreements require Banco Mercantil to deposit collateral in foreign financial institutions.

The control environment of MSF includes policies and procedures to determine investment risks by entity and economic sector. At December 31, 2001, MSF has investment securities issued or guaranteed by the Venezuelan government and bonds issued by the U.S. government and government agencies, which represent 39.26% and 33.36%, respectively (57.64% and 26.81% at December 31, 2000) of its Investment portfolio.

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio at December 31 is classified as follows:

	2001						2000	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
By type of economic activity:								
Commercial	845,287	5,014	23,206	4,168	877,675	34	649,459	28
Foreign trade	337,040	2,684	14	-	339,738	13	440,101	19
Industrial	197,200	27,628	3,778	1,005	229,611	9	266,153	11
Construction	237,493	15,182	6,331	1,018	260,024	10	183,428	8
Consumer	184,569	419	5,506	6	190,500	7	153,652	7
Home mortgage	140,491	3,612	9,791	6,720	160,614	6	158,164	7
Services	161,955	11,780	3,274	638	177,647	7	153,183	6
Agriculture	177,795	1,509	2,169	1,156	182,629	7	153,101	6
Car loans	82,232	-	4,586	77	86,895	3	87,847	4
Other	110,262	882	4,259	-	115,403	4	99,387	4
	2,474,324	68,710	62,914	14,788	2,620,736	100	2,344,475	100
By type of guarantee:								
Unsecured	898,192	15,400	24,325	509	938,426	36	799,567	34
Mortgage	785,753	21,329	18,674	9,327	835,083	31	660,359	28
Pledge	317,739	26,549	8,788	3,175	356,251	14	473,102	20
Debenture	472,640	5,432	11,127	1,777	490,976	19	411,447	18
	2,474,324	68,710	62,914	14,788	2,620,736	100	2,344,475	100
By maturity:								
Up to three months	1,181,562	26,202	36,886	7,618	1,252,268	48	1,112,728	47
Three to six months	313,954	177	5,059	80	319,270	12	373,962	16
Six months to one year	199,296	359	13,302	598	213,555	8	168,634	7
One to two years	123,126	691	5,300	974	130,091	5	92,149	4
Two to three years	137,692	3,521	1,300	2,211	144,724	6	96,952	5
Three to four years	117,077	2,932	1,012	1,041	122,062	5	88,859	4
Four to five years	77,685	27,957	25	369	106,036	4	81,218	3
Over five years	323,932	6,871	30	1,897	332,730	12	329,973	14
	2,474,324	68,710	62,914	14,788	2,620,736	100	2,344,475	100
By geographical location of the debtor:								
Venezuela	1,553,688	59,173	53,097	11,354	1,677,312	64	1,517,847	65
United States of America	575,092	261	3,215	3,057	581,625	22	372,055	16
Mexico	81,965	-	3,785	-	85,750	3	107,628	5
Brazil	69,327	-	-	-	69,327	3	107,140	5
Peru	35,190	-	-	-	35,190	1	46,805	2
Colombia	33,227	4,991	2,349	377	40,944	2	30,493	1
Argentina	3,785	4,285	-	-	8,070	-	35,146	1
Dominican Republic	28,397	-	-	-	28,397	1	29,949	1
Other countries	93,653	-	468	-	94,121	4	97,412	4
	2,474,324	68,710	62,914	14,788	2,620,736	100	2,344,475	100

Below is the classification of the consolidated loan portfolio at December 31 in accordance with the definitions and regulations of the Venezuelan Superintendency of Banks:

	2001		2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
By type of risk:				
Normal	2,300,103	88	2,050,194	87
Potential	101,111	4	107,707	5
Real	138,462	5	125,334	5
High	72,659	3	44,517	2
Unrecoverable	8,401	-	16,723	1
	2,620,736	100	2,344,475	100

Below is the movement of the allowance for losses on loan portfolio:

	Years ended December 31,	
	2001	2000
	(Thousands of bolivars)	
Balances at the beginning of the year	116,714	84,727
Allowance for the year	55,151	28,684
Incorporation of reserves due to merger	-	22,405
Effect from translating allowances in foreign currency	2,846	1,272
Release of allowance	(5,819)	(1,028)
Loans written-off	(33,913)	(20,679)
Transfers from other reserves	4,422	1,333
Balances at year-end	139,401	116,714

During the year ended December 31, 2001, interest accrued due but not recorded as income on overdue loans and loans in litigation amounted to Bs 46,781 million (Bs 33,620 million during the year ended December 31, 2000). Other income for the year ended December 31, 2001 includes Bs 23,629 million (Bs 18,928 million during the year ended December 31, 2000) of interest collected on overdue loans and loans in litigation, which had been deferred in previous years.

During the year ended December 31, 2001, MSF wrote off unrecoverable loans for Bs 33,913 million (Bs 20,679 million during the year ended December 31, 2000) against the allowance for losses on loan portfolio. MSF also collected Bs 6,228 million (Bs 5,065 million during the year ended December 31, 2000) for loans written-off as uncollectible in previous periods, which is shown in the consolidated statement of income under Other income.

At December 31, 2001, the loan portfolio includes mortgage loans classified as interest capitalization and refinancing of Bs 42,471 million (Bs 47,806 million at December 31, 2000), of which Bs 17,219 million (Bs 17,924 million at December 31, 2000) is capitalized interest recognized as income and subsequently reclassified as Restricted surplus in accordance with the rules laid down by the Superintendency of Banks (see Notes 20 and 31). Capitalized interest included in income for the year ended December 31, 2001 amounts to Bs 5,926 million (Bs 7,498 million in 2000).

At December 31, 2001, the Bank maintains loans to the agricultural sector of Bs 182,585 million, equivalent to 12.10% of the Gross loan portfolio (see Note 1).

The control environment of MSF includes policies and procedures to determine credit risks by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. MSF does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE:

Interest and commissions receivable at December 31 comprise the following:

	2001	2000
	(Millions of bolivars)	
Interest on:		
Loan portfolio	35,424	37,710
Investment securities	28,416	26,075
	63,840	63,785
Commissions receivable	5,629	5,336
Provision for contingent losses	(6,375)	(5,357)
	63,094	63,764

NOTE 7 - LONG-TERM INVESTMENTS:

Long-term investments at December 31, recorded by the equity method, comprise the following:

		2001			2000		
	Par value	Number of shares	Equity	Millions of bolivars	Number of shares	Equity	Millions of bolivars
			%			%	
Todo 1 Services, Inc.	757 (1)	15,000,000	38.39	2,152	15,000,000	58.31	2,941
Ciudad Residencial La Rosa, C.A.	100	239,203	29.90	2,264	239,203	29.90	2,073
Servicios Empresariales, C.A.	100	37,088	43.00	2,355	37,088	43.00	474
Proyectos Conexus	100	343,334	33.33	644	343,334	33.33	806
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1.000	325,430	50.00	392	325,430	50.00	574
Mondex de Venezuela, C.A.	100	15,006,619	42.39	1,303	9,706,478	40.09	1,269
Caja Venezolana de Valores	10.000	21,616	18.01	-	29,767	18.01	407
Other		-		1,285	-		347
				10,395			8,891

(1) Equivalent to par value of US$1 per share.

The investment in Todo 1 Services, Inc., a company domiciled in the U.S.A., relates to the development of an Internet project in the finance sector. During the year ended December 31, 2001, MSF recorded expenses under Equity in long-term investments for Bs 1,050 million (Bs 7,034 million during 2000), resulting from subscription by third parties of new shares in this Company during 2001.

NOTE 8 - ASSETS AVAILABLE FOR SALE:

Assets available for sale at December 31 comprise the following:

	2001	2000
	(Millions of bolivars)	
Real property received in lieu of payment	33,292	32,329
Idle assets	12,921	12,532
Personal property received in lieu of payment	458	630
Securities received in payment	331	1,226
Property acquired or built for sale	-	700
Other assets available for sale	728	1,331
Allowance for assets available for sale	(17,065)	(11,229)
	30,665	37,519

During the year ended December 31, 2001, MSF received assets in lieu of loan payment of Bs 6,601 million (Bs 19,247 million in 2000). Furthermore, it sold assets received as payment with a net book value of Bs 2,371 million (Bs 1,213 million during 2000) and realized a gain on this sale of Bs 2,134 million (Bs 230 million in 2000), recorded in the consolidated statement of income under Other income.

During the year ended December 31, 2001, as required by the Superintendency of Banks, the balance in respect of Property acquired or built for sale was reclassified to Idle assets.

During the year ended December 31, 2001, real property, recorded at book value of Bs 16,189 million, was transferred from Property and equipment to Idle assets, subsequent to the merger with Interbank. This book value does not exceed the estimated realizable value of these assets. Furthermore, in 2001, MSF sold certain personal and real property to a third party, realizing a gain on sale of Bs 2,294 million recorded under Other income in the consolidated statement of income.

NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31 comprises the following:

	2001			2000		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
			(Millions of bolivars)			
Buildings and facilities	223,846	(69,542)	154,304	214,918	(64,768)	150,150
Office furniture and equipment	112,185	(69,614)	42,571	109,690	(55,978)	53,712
Land	22,701	-	22,701	23,122	-	23,122
Property acquired under financial lease contracts	7,585	(3,328)	4,257	7,184	(720)	6,464
Other property	19,212	(552)	18,660	20,044	(1,608)	18,436
	385,529	(143,036)	242,493	374,958	(123,074)	251,884

In September 2000 the subsidiaries Banco Mercantil and Mercantil Inversiones y Valores, C.A. sold to a third party real property with a net book value of Bs 24,407 million, realizing a gain on sale of Bs 3,120 million shown under Other income.

During the year ended December 31, 2001, MSF recorded depreciation expense of Bs 32,189 million (Bs 34,284 million during the year ended December 31, 2000) included in the consolidated statement of income under Depreciation, property and equipment expenses, amortization of intangibles and other.

At December 31, 2001, the net value of Property and equipment includes Bs 177,005 million in respect of buildings, facilities and land, whose fair market value is Bs 215,502 million based on appraisals conducted by independent appraisers in October 2000.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (years)	Remaining useful life (years)
Buildings and facilities	40	28
Office furniture and equipment	3-10	4
Other property	5	1

NOTE 10 - OTHER ASSETS:

Other assets at December 31 comprise the following:

	2001	2000
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 6,550 million (Note 29)	124,672	130,202
C.A. Seguros Orinoco (Note 1)	17,828	-
Seguros Mercantil, C.A., net of accumulated amortization of Bs 321 million (Bs 83 million at December 31, 2000)	4,469	4,631
	146,969	134,833
Premium on acquisition of net assets:		
Banco Capital, C.A., net of accumulated amortization of Bs 734 million	6,355	7,483
Banco Latino, C.A. offices, net of accumulated amortization of Bs 17,565 million (Bs 15,392 million at December 31, 2000)	-	2,173
	6,355	9,656
Deferred expenses, net of accumulated depreciation of Bs 11,712 million (Bs 16,284 million at December 31, 2000)	43,508	25,405
Deferred income tax (Note 15)	13,654	14,261
Software, net of accumulated amortization of Bs 17,594 million (Bs 6,496 million at December 31, 2000)	16,323	13,847
Pending items	14,786	13,839
Accounts receivable	16,125	12,085
Other prepaid expenses	6,263	8,777
Insurance premiums receivable	17,203	7,736
Main office, branch and agencies of Banco Mercantil	1,108	6,667
Accounts receivable from other credit card issuing institutions	5,301	6,466
Prepaid taxes	7,853	5,175
Advances for acquisition of real property	4,489	4,966
Prepaid advertising	2,343	3,734
Stationery and office supplies	1,390	1,509
Accounts receivable from reinsurers	1,482	1,311
Other	2,191	2,802
	154,019	128,580
	307,343	273,069
Allowance for estimated losses on other assets	(8,051)	(12,905)
	299,292	260,164

The premium on acquisition of assets of Banco Capital, C.A. is in respect of the amount paid in excess for the net assets received from this financial institution, intervened by Venezuelan authorities, as a result of a public auction convened by the Financial Regulation Board in December 2000. These net assets are included under Restricted investments (see Note 4).

Pending items and Main office, branch and agencies mainly relate to lending operations between Banco Mercantil offices, which are pending identification and final recording at monthly cutoff. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 13).

Accounts receivable from other credit card issuing institutions relate mainly to consumer transactions conducted by cardholders from other institutions at establishments affiliated to Banco Mercantil credit cards.

Prepaid taxes mainly include advance payments of income tax, tax withholdings and municipal taxes.

During the year ended December 31, 2001, Banco Mercantil wrote off certain balances recorded under Other assets and Interest and commissions receivable, arising from the merger with Interbank, debiting the allowance made for these assets.

NOTE 11 - DEPOSITS:

Deposits at December 31 comprise the following:

	2001	2000
	(Millions of bolivars)	
Non-interest-bearing checking accounts	886,502	897,999
Interest-bearing checking accounts	1,320,570	804,165
Savings deposits	845,967	658,118
Time deposits	1,014,153	1,015,225
	4,067,192	3,375,507

Deposits at December 31 earn interest based on the ranges shown below:

	2001				2000			
	Deposits in Bs		Deposits in US$		Deposits in Bs		Deposits in US$	
Type of deposit	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	2.00	4.50	0.13	1.30	2.00	12.00	1.00	4.50
Savings deposits	2.00	12.50	0.20	2.38	2.00	14.5	2.02	2.38
Time deposits	9.00	15.00	0.70	6.57	8.00	14.25	4.00	9.10

Below is the classification of time deposits by maturities at December 31:

	2001		2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Up to 30 days	540,310	53	491,534	48
31-60 days	200,089	20	217,034	21
61-90 days	116,035	11	121,406	12
91-180 days	81,669	8	97,070	10
181-360 days	48,293	5	59,971	6
Over 360 days	27,757	3	28,210	3
	1,014,153	100	1,015,225	100

At December 31, 2001, Deposits include Bs 125,630 million (Bs 166,969 million at December 31, 2000) from Venezuelan government agencies.

At December 31, 2001, Restricted deposits relate to guarantee time deposits, savings deposits and dormant checking accounts amounting to Bs 140,793 million (Bs 114,912 million at December 31, 2000).

NOTE 12 - FINANCIAL LIABILITIES:

Financial liabilities maturing within one year are classified as short term. Below is the classification of short-term and long-term financial liabilities at December 31:

	2001			2000		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
	(Millions of bolivars)					
Liabilities to Venezuelan banks and savings and loan institutions:						
Credit balances with correspondent banks	8,788	1,669	10,457	3,983	49	4,032
Financial lease contracts with annual interest between 15% and 16%, issued between November 21 and November 28, 2000	-	2,569	2,569	-	3,250	3,250
	8,788	4,238	13,026	3,983	3,299	7,282
Borrowings with foreign banks and savings and loan institutions:						
Loans for US$142,790,000 granted by foreign financial institutions with annual interest between 2.35% and 9.81%, issued between August 1, 1996 and December 14, 2001 (US$193,397,000, with annual interest between 5% and 12.31%, issued between August 1, 1996 and December 15, 2000 at December 31, 2000)	74,518	33,574	108,092	75,412	59,772	135,184
Liabilities under repurchase agreements	4,593	-	4,593	13,019	-	13,019
Other liabilities:						
Funds received from the Latin American Reserve Fund, maturing between January 1, 2001 and December 12, 2001, equivalent to US$2,918,000, with annual interest between 2.90% and 7.33%	2,209	-	2,209	-	-	-
Funds from official Venezuelan sources for special financing programs, with annual interest between 16.02% and 24.05%, received between November 11, 1987 and September 17, 2001 (between 21.09% and 21.66%, and issued between February 5, 1984 and May 29, 2000 at December 31, 2000)	2,405	12,815	15,220	4,578	12,467	17,045
Financial lease contracts with annual interest between 17% and 27%, issued between March 30 and November 8, 2000 (between 17% and 27%, and issued between October 6, 1999 and October 31, 2000, at December 31, 2000)	2,417	1,697	4,114	-	6,318	6,318
Liabilities with credit card points of sales	3,685	-	3,685	1,910	-	1,910
Liabilities in respect of letters of credit issued between January 13 and December 28, 2001 (between January 27 and December 29, 2000 at December 31, 2000)	12,546	-	12,546	19,414	-	19,414
Mortgage certificates issued between September 7, 1987 and December 27, 2000, with annual interest between 7% and 13.86%	-	-	-	1,358	-	1,358
Other	1,156	236	1,392	1,982	526	2,508
	24,418	14,748	39,166	29,242	19,311	48,553
	112,317	52,560	164,877	121,656	82,382	204,038

Maturities of short-term financial liabilities at December 31 are as follows:

	2001	%	2000	%
	(Millions of bolivars, except percentages)			
Up to 30 days	33,223	30	42,732	35
31 to 60 days	24,004	21	25,517	21
61 to 90 days	4,374	4	13,426	11
91 to 180 days	14,490	13	4,275	4
181 to 270 days	23,936	21	32,166	26
271 to 360 days	12,290	11	3,540	3
Total	112,317	100	121,656	100

Maturities of long-term financial liabilities at December 31 are as follows:

	2001	%	2000	%
	(Millions of bolivars, except percentages)			
2002	-	-	40,085	49
2003	15,289	29	21,718	26
2004	4,385	8	797	1
2005	3,464	7	1,174	1
2006 and beyond	29,422	56	18,608	23
Total	52,560	100	82,382	100

Borrowings with foreign banks and savings and loan institutions

To finance the acquisition of a building in which the Banco Mercantil New York agency and a branch of Commercebank operate, a mortgage loan was taken out at 9.63% annual interest, with maturity in July 2011, whose balance at December 31, 2001 amounts to US$6,514,000, equivalent to Bs 4,931 million (US$6,622,000, equivalent to Bs 4,629 million at December 31, 2000). The building serves as guarantee for the loan.

Debt authorized by the National Securities and Exchange Commission

At a Regular Shareholders' Meeting held in March 2001, the shareholders authorized the Board of Directors to issue debenture bonds and/or commercial paper, in one or more offerings, for up to US$100 million or their equivalent in bolivars, within two years of this meeting, through public or private offers in Venezuela or abroad. At December 31, 2001, MSF has issued four series of debenture bonds with the following characteristics:

	Amount of issuance (millions of Bs)	Amount placed (millions of Bs)	Date of issuance	Term	% of return on TAM (*)	Actual rate paid (%)
Issuance 2001-I	20,000	20,000	October 2001	2 years	91	28.41
Issuance 2001-II	25,000	25,000	October 2001	3 years	91	29.02
Issuance 2001-III	10,000	10,000	December 2001	2 years	91	23.10
Issuance 2001-IV	15,000	4,814	December 2001	3 years	89	23.19
	70,000	59,814				

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed among the main six commercial and universal banks in the country, in accordance with information published by BCV.

MSF reserves the right to redeem the aforementioned bonds fully or partially, at par value, one year after the date of issuance of each series.

Funds obtained from the issuance of these bonds will be used to repurchase preferred stock issued by Banco Mercantil and to finance new investments (see Notes 1 and 29).

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements at December 31:

	2001	2000
	(Millions of bolivars)	
Balance at year-end	4,593	13,019
Fair market value of financial instruments	4,622 (1)	12,588 (1)
Total maximum balance outstanding at the end of any month	21,878	85,188
Average balance for the year	15,546	34,890
	Rates	
Weighted average interest rate:		
For the year -		
In bolivars	-	4.68
In foreign currency	3.66	5.38
Interest rate at year-end -		
In foreign currency	1.72	5.33

(1) Based on present value of estimated future cash flows.

Liabilities under repurchase agreements relate to investments sold by the subsidiary Merinvest, C.A. in the normal course of its business.

Other liabilities

Funds received from official Venezuelan sources through Fondo de Crédito Agropecuario and Fondo de Crédito Industrial are used by Banco Mercantil to grant loans under special financing programs.

NOTE 13 - OTHER LIABILITIES:

Other liabilities at December 31 comprise the following:

	2001	2000
	(Millions of bolivars)	
Technical reserves (Note 2q)	65,868	26,873
Cashiers' checks issued to clients	58,770	40,481
Provision for contingencies and other (Note 15)	47,853	50,032
Pending items and main office, branch and agencies of Banco Mercantil (Note 10)	32,681	22,842
Benefits and profit sharing	4,828	12,077
Deferred interest	20,992	10,435
Accrued expenses	12,654	9,360
Other demand deposits	2,564	10,348
Unrealized gains	3,452	5,148
Accounts payable to suppliers	1,085	5,458
Taxes withheld from third parties	6,532	2,671
Provisions for taxes payable	5,788	4,728
Labor contributions	3,626	3,085
Law on Narcotic and Psychotropic Substances (Note 28)	2,564	2,679
Other	4,682	1,833
	273,939	208,050

NOTE 14 - SUBORDINATED DEBT:

The subsidiary Commercebank Holding Corporation issued the following subordinated debt, which is mandatorily redeemable:

				December 31,	
				2001	2000
Issuance	Maturity	Annual rate	US$	Equivalent in bolivars	Equivalent in bolivars
				(Millions)	
06-18-1998	06-15-2028	8.9%	40	30,280	27,960
09-07-2000	09-07-2030	10.6%	15	11,355	10,485
03-28-2001	03-28-2031	10.6%	10	7,570	-
			65	49,205	38,445

NOTE 15 - TAXES:

Income tax -

MSF and its subsidiaries file individual income tax returns. The consolidated statement of income includes aggregate tax expenses of all consolidated entities.

At December 31, 2001, MSF and its subsidiaries have tax loss carryforwards of Bs 42,832 million, of which Bs 27,932 million, Bs 9,638 million and Bs 5,262 million are usable up to 2002, 2003 and 2004, respectively.

The main differences between financial and taxable income arise from the net effect of the yearly inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and all other securities issued by the Venezuelan government, as provided for in the 1999 Income Tax Law Reform.

Tax expense comprises the following:

	Years ended December 31,	
	2001	2000
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	(5,083)	(3,613)
Abroad	(10,703)	(8,418)
	(15,786)	(12,031)
Deferred -		
In Venezuela	(2,800)	-
Abroad	2,722	2,342
	(78)	2,342

Business assets tax -

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple yearly average of the net inflation-adjusted nonmonetary and monetary assets, computed on amounts at the beginning and end of the year. The tax base excludes monetary assets up to the amount of cash on deposit from Banco Mercantil customers at the beginning and end of the year. Under current regulations, business assets tax must be computed together with income tax. Business assets tax will be any amount exceeding the total income tax due for the fiscal year. Accordingly, during the year ended December 31, 2001, Banco Mercantil estimated business assets tax of Bs 3,344 million. Business assets tax expense is included in the consolidated statement of income under Taxes.

Income Tax Law Reform -

The Income Tax Law Reform published in the Official Gazette on October 22, 1999 introduced substantial amendments to the Venezuelan income tax system, such as the replacement of territorial income taxation by worldwide income taxation, the introduction of transfer pricing and fiscal transparency regulations, and a proportional tax on dividends. The effective date of these amendments was deferred until January 1, 2001. A new Law Reform in December 2001 introduced amendments to the proportional tax on dividends, transfer pricing and inflation adjustment regulations.

Tax Amnesty Law -
The Tax Amnesty Law was enacted by decree published in the Official Gazette of the Bolivarian Republic of Venezuela on October 3, 2001. This Law sets forth a special and temporary system of payment for voluntary compliance with tax obligations.

Banco Mercantil availed itself of this system in respect of tax assessments amounting to some Bs 2,627 million. As a result, the expected amount payable for these tax assessments is Bs 923 million. The amnesty process is pending ratification by the Tax Authorities.

Contingencies -
In the normal course of business, certain subsidiaries of MSF are engaged in various legal proceedings. Other than the tax assessments mentioned below, MSF is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of its operations.

In February 1995 Banco Mercantil received tax assessments in respect of income tax returns for 1990 through 1992 disallowing tax exemption on income from bonds issued by the BCV and the deductibility of certain exchange losses reported for those years for a total of Bs 3,067 million. These tax assessments would result in the elimination of tax loss carryforwards already used by Banco Mercantil and additional taxes of Bs 906 million for the year ended December 31, 1994. Banco Mercantil filed a litigious tax appeal against these assessments alleging insufficient legal grounds. To date the courts have not ruled on these tax assessments.

In February 1995 Interbank received tax assessments in respect of its income tax return for 1992 disallowing tax exemption of interest income from money desk operations and debenture bonds and deductibility of expenses related to tax-exempt income and expenses, due to failure to withhold taxes for a total of Bs 3,969 million. These tax assessments would result in the elimination of tax loss carryforwards already used by Interbank and additional taxes of Bs 1,037 million, as well as fines of Bs 291 million. In August 1996 Interbank filed a litigious tax appeal against these assessments alleging insufficient legal grounds. To date the courts have not ruled on these tax assessments.

In 1995 and 1996, Banco Mercantil received tax assessments in respect of its bank debit tax returns for accounts held in financial institutions covering May to December 1994, claiming additional taxes of Bs 1,071 million and fines of Bs 891 million, totalling Bs 1,962 million. In October 1996 Banco Mercantil filed an appeal. The Tax Authorities declared most amounts subject to tax assessments invalid and calculated a new amount of Bs 362 million, including fines. Banco Mercantil also appealed this resolution. In June 1997 SENIAT (National Integrated Tax Administration Service) modified the previous resolution of the Tax Authorities, alleging material error, and declared the original tax amount of Bs 1,071 million to be correct.

In the opinion of Banco Mercantil's legal counsel, the resolution issued by SENIAT in June 1997 regarding tax assessments rejected by Banco Mercantil is not well-grounded in law. Those assessments accepted by Banco Mercantil, which included taxes and fines of Bs 219 million, were paid.

In 1996 and 1997 Banco Mercantil received tax assessments in respect of withholdings paid after the legal deadlines, failure to withhold taxes, disallowance of expenses related to tax assessments for fiscal years ended December 1993 and 1994, as well as certain nontaxable income and tax losses from previous years, giving rise to a claim for additional taxes of Bs 6,694 million, including the effect on tax loss carryforwards if the tax assessments in respect of tax returns for 1990 to 1992 are declared in order. Banco Mercantil filed a litigious tax appeal. To date some of these tax assessments are pending ruling by the court and others have been decided in favor of Banco Mercantil. The National Treasury filed appeals with the Supreme Court of Justice and sentence is pending. These tax assessments include Bs 153 million in respect of which Banco Mercantil has applied to make use of the Tax Amnesty Law. If application is accepted, Banco Mercantil will make payment of 80% of the taxes due and the related fines and interest will be condoned. Payment of Bs 60 million is expected in connection with these tax assessments.

In July 1997 Interbank received tax assessments in respect of its bank debit tax returns for accounts held with financial institutions covering May to December 1994, claiming additional taxes of Bs 3,565 million and fines of Bs 2,952 million, totalling Bs 6,517 million. In May 1998 Interbank filed a litigious tax appeal, which is pending a decision.

In March 1998 Interbank received tax assessments in respect of disallowance of expenses due to failure to withhold taxes, and loan portfolio-related write-offs for 1993 and 1994, resulting in additional taxes of Bs 962 million, including the effect on tax loss carryforwards if tax assessments on the 1992 tax return are declared valid. Interbank filed a litigious tax appeal. To date the courts have not ruled on these tax assessments.

In December 1999 Banco Mercantil received tax assessments in respect of 1995 and 1996 tax returns for withholdings paid after the legal deadlines and nondeductibility of expenses for uncollectible accounts and rejection of tax loss carryforwards, resulting in additional taxes of Bs 8,287 million. In January 2000 Banco Mercantil accepted part of these assessments and paid Bs 177 million in this connection. Banco Mercantil filed litigious tax appeals against those tax assessments it rejected. To date, the courts have not ruled on these tax assessments. These tax assessments include Bs 2,474 million in respect of which Banco Mercantil has applied to make use of the Tax Amnesty Law. If application is accepted, Banco Mercantil will make payment of 80% of the taxes due and the related fines and interest will be condoned. Payment of Bs 863 million is expected in connection with these tax assessments.

In June 2001 Banco Mercantil received the final administrative summary regarding tax assessments against Interbank in 1996. This covered unsupported debits to income accounts, operating expenses lacking supporting documentation, disallowance of expenses for withholdings paid after the legal deadlines, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards from previous years, resulting in additional taxes and fines of Bs 3,762 million. Banco Mercantil filed a litigious tax appeal against the aforementioned administrative summary alleging insufficient legal grounds. To date, the court has not ruled on these assessments.

In December 1999 the Supreme Court of Justice declared Article No. 59 of the Venezuelan Tax Code partially null and void on the basis that monetary adjustment of the debt and compensatory interest are unconstitutional. It also ruled that late interest charges should be calculated from the date of the final ruling. In July 2000 the Supreme Court of Justice handed down an interpretative ruling on the December 1999 sentence, declaring the validity of only those cases involving payment of compensatory interest and monetary adjustment which had received definitive rulings by December 14, 1999, and for which there was no pending appeal or judicial ruling by the Court. Accordingly, those assessments with pending appeals involving payment of compensatory interest and monetary adjustment are henceforth null and void.

Based on rulings in respect of monetary adjustment and compensatory interest, management of Banco Mercantil estimates risk exposure from these tax assessments at Bs 6,004 million, for which a provision has duly been recorded (see Note 13).

In 1997 CIMA, currently Mercantil Servicios Financieros, and certain of its subsidiaries received tax assessments in respect of withholdings paid after the legal deadlines, disallowance of expenses for failure to withhold taxes, consideration of certain revenues as exempt and deduction of tax loss carryforwards from previous years, all of which would reduce tax losses by Bs 7,114 million in historical amounts for the years subject to these tax assessments. CIMA and its subsidiaries filed discharge claims against these assessments, and management and external legal advisers of the companies believe these appeals are well-grounded in law.

NOTE 16 - EMPLOYEE BENEFIT PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

Banco Mercantil and other Venezuelan subsidiaries of MSF are sponsors of Fundación BMA, which is engaged in providing supplementary retirement pensions and other benefits to the employees of Banco Mercantil and other MSF subsidiaries. Fundación BMA manages the contributions and donations made by Banco Mercantil and other sponsors. Banco Mercantil absorbs the administrative expenses of Fundación BMA.

At December 31, 2001, the assets of Fundación BMA, the obligations and results of this plan, and the long-term assumptions used are as follows:

	Retirement pension benefit	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	17,931	2,963
Market value of net assets of Fundación BMA (include US$10,683,524) (1)	17,518	2,963
Provision recorded in books of Banco Mercantil	413	-
	-	-
Results:		
Estimated annual service cost	518	83
Interest on present value of obligations	2,315	436
Effect of changes in actuarial assumptions	1,871	131
Other (includes amortization, past services, effects of inflation, gains/losses and adjustments for events in 2001)	1,864	63
Total plan cost	6,568	713
Actual yield from plan assets	(2,114)	(401)
Contribution of MSF to the plan in 2001 (2)	4,454	312

(1) These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A. La Electricidad de Caracas and CANTV.

(2) Includes Bs 1,600 million transferred from the stock plan

Long-term assumptions (as from December 31, 2001):	%
Discount rate at December 31, 2001	16.0
Long-term inflation rate	6.5
Expected yield from plan assets in bolivars	17.0
Expected yield from plan assets in U.S. dollars	6.5
Projected benefit increase	10.0
Market interest rate for loans	21.0
Increase in medical expenses	12.0

The contribution of MSF to the plan for 2002 is estimated at Bs 3,764 million, which represents 7.7% of the total annual regular payroll projected for that year. This contribution may be broken down into 6.7% (Bs 3,256 million) for retirement pensions and 1% (Bs 508 million) for other retirement benefits. Expenses for 2001 amount to some Bs 3,166 million and are recorded under Salaries and employee benefits.

According to actuarial calculations and certification at December 31, 2001, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of the obligations of the Fund.

Plan terms and conditions

The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement, and guarantees, in case of death, a minimum pension of 65 months of salary to each employee whose age and years of service make him or her eligible for the plan.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who at that date meet the age and length-of-service requirements qualifying them for any of the different retirement options, and those employees who will meet these requirements within ten years of January 1, 2000.

During 2001 and 2000, Bs 724 million and Bs 501 million, respectively, were paid in respect of retirement pensions.

b) Long-term stock option plan -
In 1983 MSF and some of its subsidiaries formulated a long-term incentive plan, approved by the Board of Directors and Compensation Committee, under which key officers are awarded purchase options on MSF shares. This plan is being implemented in different phases over varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulatory document. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for the period in which the respective phase is approved. Shares are awarded annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared for these shares are received by Fundación BMA and share dividends by members. According to the long-term incentive nature of the plan, officers must be active employees of MSF in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

During 2001, MSF and its subsidiaries contributed Bs 10,397 million to Fundación BMA, which was charged to income for the year. This amount was set aside to acquire shares in Phases II and III of the plan. Phase II Class "A" and Class "B" common shares will be acquired by participants at Bs 400 and Bs 380, respectively, while Phase III Class "A" and Class "B" common shares will be acquired at Bs 700 and Bs 600, respectively. These prices were determined by the Board of Directors' Compensation Committee on January 18, 2000 and January 16, 2001, respectively, taking into account the prices at which the shares were traded on the Caracas Stock Exchange in 1999 and 2000. Shares allotted for these Phases are being administratively processed for assignment and allocation to eligible participants.

The following three phases are currently in process:

Phase	Approval date	Approximate number of shares assigned		Option prices		End of term to exercise the options
		Class "A" shares	Class "B" shares	Class "A" shares	Class "B" shares	
I	1996	1,625,774	1,014,374	1,160	975.6	2003, 2004 and 2005
II	2000	1,262,000	1,056,000	400	380	2005
III	2001	7,253,000	6,070,000	700	600	2006, 2007 and 2008

Below is the movement of shares related to Phase I:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded and related dividends for:			
1997	3,578,190	2,232,479	5,810,669
1998	1,772,169	1,105,631	2,877,800
1999	1,752,990	1,093,791	2,846,781
Incentives cancelled up to 1999	(150,720)	(94,024)	(244,744)
Balance at December 31, 1999	6,952,629	4,337,877	11,290,506
Additional shares awarded for 1999	18,700	11,668	30,368
Stock dividends in respect of additional shares for 1999	65,450	40,838	106,288
Options exercised	(479,304)	(270,435)	(749,739)
Incentives cancelled	(169,812)	(105,954)	(275,766)
Stock dividends	638,743	401,364	1,040,107
Balance at December 31, 2000	7,026,406	4,415,358	11,441,764
Options exercised	(2,311,927)	(1,470,083)	(3,782,010)
Incentives cancelled	(36,174)	(22,562)	(58,736)
Stock dividends	317,501	198,327	515,828
Balance at December 31, 2001	4,995,806	3,121,040	8,116,846

NOTE 17 - LEASE CONTRACT EXPENSES:

At December 31, 2001, MSF and its subsidiaries have operating lease contracts for real property and equipment. Future minimum payments in respect of these agreements are as follows:

Year	Minimum payments (Millions of bolivars)
2002	3,914
2003	2,002
2004	1,735
2005	1,677
2006 and beyond	5,138
	14,466

Lease contracts expire between 2002 and 2007. There are no sublease contracts on leased property.

The total lease expense for the year ended December 31, 2001 was Bs 13,282 million (Bs 12,169 million during the year ended December 31, 2000), which is shown in the statement of income under Depreciation, property and equipment expenses, amortization of intangibles and other.

NOTE 18 - OTHER INCOME:

Other income comprises the following:

	Years ended December 31,	
	2001	2000
	(Millions of bolivars)	
Commissions on administration of housing savings funds	11,705	7,631
Recovery of loans recorded as uncollectible	6,228	5,065
Dividends received	4,192	1,338
Interest on financing of insurance policies	4,279	2,373
Gain on sale of real property	-	3,120
Real property leased	315	2,129
Commissions on drafts and transfers	3,269	2,821
Commissions on administration of portfolios and placements	2,580	2,427
Commissions on advisory services	2,020	1,654
Gain on sale of assets available for sale	4,313	2,429
Release of provisions	4,179	1,516
Commissions on banking services	1,268	456
Commissions on services to pensioners and retirees	1,170	-
Parking services	603	614
Commissions on sale of real property	1,089	454
Credit card and ATM services	520	55
Other	14,721	14,635
	62,451	48,717

NOTE 19 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Years ended December 31,	
	2001	2000
	(Millions of bolivars)	
Professional fees and other external services	27,905	20,636
Communications	22,037	19,910
Advertising and marketing	18,367	18,509
Transportation and security	13,261	11,117
Provisions for assets received in lieu of payment and other assets	29,493	17,039
Taxes and contributions	11,298	10,012
Robbery, assault and fraud	7,094	5,186
Office supplies	6,920	5,072
ATM services	5,970	4,661
Legal expenses	2,925	1,841
Insurance costs	1,717	1,137
Bank debit tax	-	2,274
Representation costs	1,143	1,709
Contributions and donations	904	910
Public relations	1,154	929
Subscriptions	509	500
Other	12,245	14,457
	162,942	135,899

NOTE 20 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital

At December 31, 2001, the subscribed and paid-in capital of MSF is Bs 58,648 million, represented by 390,987,787 shares, divided into 212,851,897 Class "A" common shares and 178,135,890 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each.

Authorized capital stock of MSF at December 31, 2001 is Bs 117,296 million as approved at a Special Shareholders' Meeting held in November 2000.

At a Special Shareholders' Meeting held in May 2000, shareholders approved a repurchase program of MSF shares, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years following acquisition for the disposal of these shares). The cost of these shares is shown under Shares repurchased and Shares held by subsidiaries in the consolidated statement of shareholders' equity.

This repurchase program has been implemented in four phases with a duration of six months each. Below is a summary of the applicable conditions:

Phases	Date of approval by shareholders	Maximum authorized purchase price per share	Average purchase price	Shares repurchased
		Bs	Bs	
First	May 2000	750	629.18	8,709,559
Second	November 2000	1,654	1,118.36	5,800,980
Third	March 2001	1,654	1,024.79	8,522,110
Fourth	September 2001	2,600	893.75	2,690,888

At a meeting held in October 2001, the Board of Directors agreed to redeem 14,777,979 shares for Bs 12,330 million acquired in the first three phases of the repurchase program. Redemption occurred in December 2001.

b) Results and dividends

Below is a summary of the dividends declared and/or paid during the reported periods:

In cash -

Type of dividend	Date of approval by Board of Directors	Amount per share	Frequency or payment date
		Bs	
Ordinary	March 2000	3	February, May, August and November
Special	November 2000	8	November 2000
Ordinary	November 2000	5	February 2001
Ordinary	March 2001	5	February, May, August and November

Type of dividend	Date of approval by Board of Directors	Amount per share	Frequency or payment date
		Bs	
Special	October 2001	18	November 2001
Ordinary (1)	October 2001	7	February 2002

(1) Increase of ordinary dividend to Bs 7 per share instead of Bs 5 per share approved in March 2001.

In shares -

Date of approval by Shareholders' Meeting	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
March 2000	December 2000	33,557,979	5,034	One share for every 10 held
March 2001	December 2001	23,823,787	3,574	One share for every 15 held

At a Regular Shareholders' Meeting held in March 2001, the shareholders authorized the Board of Directors to declare stock dividends up to Bs 11,500 million for distribution to the shareholders of Class "A" and "B" common shares in amounts and at times to be determined by the Board of Directors.

The share premium balance may not be distributed to the shareholders as cash dividends; it may only be used for stock dividends.

At a Special Shareholders' Meeting on November 13, 2000, the bylaws of MSF were partially reformed to include a plan of special shareholder rights and changes in the election process for the Board of Directors and in the procedures for approval of certain matters at Shareholders' Meetings. These reforms are aimed at strengthening the bargaining power of shareholders so they can obtain the best possible price for their shares in case of a takeover bid. The plan of rights for shareholders also provides that, under certain circumstances, shareholders who have held their shares for more than 180 days may subscribe shares at par value (Bs 150 per share).

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MSF and/or its shareholders. At December 31, 2001, the Foundation has net equity of US$577,933 (US$481,221 at December 31, 2000).

MSF, as a legal entity, recognizes in the statement of income its equity in the results of subsidiaries, as from the date of acquisition of the shares in these subsidiaries. Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

	Years ended December 31,	
	2001	2000
	(Millions of bolivars)	
Consolidated net income	70,702	34,905
Less:		
Equity in the results of subsidiaries	73,575	34,807
Appropriation to legal reserve	2,763	145
Plus:		
Dividends collected	34,187	37,980
Base profit for distribution of dividends	28,551	37,933

In accordance with the Capital Markets Law, MSF is required to pay its shareholders dividends of at least 50% of net income for the previous year. In addition, at least half of this dividend must be paid in cash.

Retained earnings at December 31, 2001 include Bs 88,513 million related to retained earnings of subsidiaries, which are not available for dividends until dividends are paid up from the subsidiaries.

In compliance with the rules laid down by the Superintendency of Banks in December 1999, the subsidiary Banco Mercantil recorded Bs 142,075 million (Bs 101,875 million at December 31, 2000) as Restricted surplus at December 31, 2001, equivalent to 50% of the existing Unappropriated surplus at that date, which may only be used for stock dividends. The remaining 50% may be distributed as cash dividends. In addition, 50% of net income after such date must be reclassified to Restricted surplus, also according to the rules laid down by the Superintendency of Banks. This limitation is temporary and will be in effect until otherwise instructed by the Superintendency of Banks. In addition, Restricted surplus includes Bs 4,949 million in respect of Unrealized exchange gains and Bs 17,219 million (Bs 17,924 million at December 31, 2000) for capitalized interest on mortgage loans adjusted to family income (see Note 31). Exchange gains may not be distributed as cash dividends until they are realized.

NOTE 21 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

The consolidated balance sheet of MSF includes the following balances in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates indicated in Note 2v:

	December 31,	
	2001	2000
	(Thousands of U.S. dollars)	
Assets:		
Cash and due from banks	369,784	227,342
Investment portfolio	1,144,612	780,199
Loan portfolio	1,460,122	1,385,011
Other assets	18,321	21,830
	2,992,839	2,414,382
Liabilities:		
Deposits	2,369,812	1,833,504
Financial liabilities	194,062	183,576
Other liabilities	41,154	58,416
Subordinated debt	65,000	55,000
Preferred shares related to minority interests in consolidated subsidiaries (Note 29)	19,778	74,960
	2,689,806	2,205,456

During the year ended December 31, 2001, MSF earned income of Bs 10,125 million from exchange gains (Bs 10,565 million during the year ended December 31, 2000), which is recorded under Exchange gains in the consolidated statement of income.

At December 31, 2001, total assets and liabilities in foreign currency include balances denominated in currencies other than the U.S. dollar amounting to 33,269,000 Swiss francs and 24,261,305,000 Colombian pesos, equivalent to US$20,299,000 and US$10,589,000, respectively (25,824,000 Swiss francs and 49,613,850,000 Colombian pesos, equivalent to US$15,704,000 and US$22,694,000 at December 31, 2000, respectively).

NOTE 22 - MEMORANDUM ACCOUNTS:

Memorandum accounts at December 31 comprise the following:

	December 31,	
	2001	2000
	(Millions of bolivars)	
Contingent debtor accounts:		
Guarantees granted	120,159	88,580
Letters of credit	100,613	56,902
Derivative operations	102,131	12,398
Lines of credit	-	14,603
Other contingencies	77,186	65,637
	400,089	238,120
Trust fund assets	2,120,266	1,652,717
Special trust services	9,476	2,372
Debtor accounts for other special trust services (Housing Mutual Fund):		
Investment portfolio	3,734	20,422
Loan portfolio	276,468	178,486
Interest receivable	3,874	-
Assets available for sale	55	-
Other	5,976	-
	290,107	198,908
Other debtor accounts (Housing Mutual Fund)	5,318	194
Other debtor memorandum accounts:		
Custody of values received	1,082,175	1,011,918
Collections	95,120	70,984
Guarantees received	2,715,397	2,676,643
Lines of credit available	384,898	348,935
Securities authorized and issued	4,672	5,259
Premiums issued for collection	19,364	13,667
Other control accounts	1,271,546	959,232
	5,573,172	5,086,638
	8,398,428	7,178,949

Trust fund assets -

The financial statements of the trust fund at December 31 include the following accounts:

	2001	2000
	(Millions of bolivars)	
Assets:		
Cash and due from banks	60,695	7,229
Investment portfolio	929,062	742,671
Loan portfolio	24,624	82,906
Interest and commissions receivable	18,346	11,463
Real property	29,744	29,159
Loans to beneficiaries	756,161	581,398
Other assets	301,634	197,891
	2,120,266	1,652,717
Liabilities:		
Other accounts payable	4,726	3,597
Other liabilities	39,575	25,315
	44,301	28,912
Shareholders' equity:		
Shareholders' equity	2,075,965	1,623,805
Total liabilities and shareholders' equity	2,120,266	1,652,717

Trust fund equity at December 31 is classified as follows:

	2001	2000
	(Millions of bolivars)	
Trust fund:		
Administration	568,868	388,899
Employee termination benefits	1,220,667	843,574
Savings fund	71,549	53,493
Guarantee	96,845	98,639
Investment	118,036	239,200
	2,075,965	1,623,805
Trust fund:		
Public sector	1,023,238	840,412
Private sector	1,052,727	783,393
	2,075,965	1,623,805

Investments included in trust fund accounts at December 31 comprise the following:

	2001		2000	
	Book value	Market value	Book value	Market value
	(Millions of bolivars)			
Debt securities issued by foreign private-sector companies, with annual interest between 1.77% and 12.63%, maturing between January 7, 2002 and July 25, 2011, and a par value of US$78,045,000 (annual interest between 4.85% and 12%, maturing between January 3, 2001 and August 11, 2006, and a par value of US$89,829,000 at December 31, 2000)	58,926	58,930	62,343	62,343
Debt securities issued by Venezuelan private-sector companies, with annual interest between 7.88% and 9%, maturing between January 1, 2002 and August 1, 2003, and a par value of US$19,900,000 (annual interest between 11.79% and 12.26%, maturing between March 31, 2001 and June 30, 2003, and a par value of US$25,900,000 at December 31, 2000)	14,694	14,268	16,727	16,727
Securities issued or guaranteed by the Venezuelan government:				
National Public Debt Bonds, with annual interest between 19.68% and 34.12%, maturing between April 16, 2002 and December 1, 2005, and a par value of Bs 561,447 million (with annual interest between 16.93% and 20.61%, maturing between December 6, 2000 and June 10, 2005, and a par value of Bs 418,103 million at December 31, 2000)	561,285	531,686	419,523	419,643
Treasury notes, with annual interest between 17.46% and 25.42%, maturing between February 6 and August 28, 2002, and a par value of Bs 15,192 million (with annual interest between 12.72% and 15.91%, maturing between May 23 and August 29, 2001, and a par value of Bs 16,000 million at December 31, 2000)	14,122	14,114	13,853	13,732
Treasury notes, with 4% annual interest, maturing on December 13, 2004 and a par value of US$1,500,000 (with 4% annual interest, maturing on December 13, 2004 and a par value of US$2,040,000 at December 31, 2000)	1,148	1,148	1,425	1,425
Debt securities issued by Banco Central de Venezuela, with a par value of US$4,300,000	3,327	3,327	3,035	3,035
Debt securities issued by foreign public and private-sector companies:				
Debt securities issued and guaranteed by the U.S. government, with annual interest between 2% and 3.97%, maturing on January 31, 2002 and November 15, 2003, and a par value of US$13,085,000 (par value of US$600,000 at December 31, 2000)	10,051	10,065	444	444
Debt securities issued or guaranteed by other government agencies, with 7.04% annual interest, maturing on March 27, 2002, and a par value of US$280,000	190	212	-	-
Eurobonds, with annual interest between 7.28% and 9.38% maturing between July 18, 2002 and December 2, 2008, and a par value of US$300,000	-	-	201	211
Participations in Venezuelan non-financial private companies	54,990	58,733	31,703	37,869
Participations in Venezuelan financial private companies	21,169	69,879	15,271	70,314
Participations in foreign public and private-sector companies	3,231	2,995	427	427
Investments in Venezuelan banks and other financial institutions:				
Time deposits, with annual interest between 17% and 21%, a par value of Bs 466 million, and maturing between November 16, 2001 and January 14, 2002 (with 14.50% annual interest, maturing on January 31, 2001, and a par value of Bs 48 million at December 31, 2000)	466	466	48	48
Investments in foreign banks and other financial institutions:				
Time deposits, with annual interest between 1.60% and 4.51%, with a par value of US$243,131,000, maturing on January 4 and September 30, 2002 (between 3% and 7%, maturing between December 29, 2000 and December 13, 2004, and a par value of US$258,398,000 at December 31, 2000)	185,463	185,465	177,671	177,671
	929,062	951,288	742,671	803,889

Trust fund loans granted at December 31 are classified as follows:

	2001	2000
	(Millions of bolivars)	
By type of economic activity:		
Industrial	4,775	18,718
Commercial	-	2,050
Construction	-	14,812
Home mortgage	-	19,624
Services	16,849	27,702
Other	3,000	-
	24,624	82,906
By type of guarantee:		
Unsecured	21,624	45,795
Mortgage	-	19,624
Debenture	-	2,675
Pledge	3,000	14,812
	24,624	82,906
By maturity:		
Up to three months	12,775	16,486
Three to six months	1,500	7,875
Six months to one year	2,500	21,674
One to two years	-	10,000
Over two years	7,849	26,871
	24,624	82,906

Loans to beneficiaries mainly comprise loans granted to trustors who provide employee termination benefits deposited in a trust fund as collateral. These loans are in respect of employee termination benefit trust fund plans of public and private-sector companies and are interest free.

Other trust fund assets mainly comprise prepaid interest on employee termination benefits and other accounts receivable.

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Venezuelan Housing Policy Law requires that contributions made to the fund by employees and employers deposited in financial or savings institutions authorized legally to grant mortgages be used to build, remodel or purchase homes.

Resolution No. 309-00 of November 3, 2000 issued by the Superintendency of Banks requires institutions that have recorded balances under assets and liabilities from transactions conducted with funds provided by the Housing Mutual Fund to eliminate these balances from their balance sheet and record them under Memorandum accounts. Banco Mercantil made this change during 2001. For comparative purposes, the financial statements at December 31, 2000 have been restated to include the effects of application of this Resolution.

Derivative operations -

Banco Mercantil enters into futures contracts for the purchase and sale of securities at a fixed price. The net loss resulting from these contracts for the year ended December 31, 2001 was Bs 3,247 million, recorded in the consolidated statement of income under Interest expense. At December 31, 2001, Banco Mercantil has bought securities under futures contracts for Bs 87,951 million, with a market value of Bs 83,575 million and maturity between January 4 and March 24, 2002 (US$9,113,692 at December 31, 2000, equivalent to Bs 6,370 million, with a market value of Bs 6,309 million and maturity on February 6, 2001).

In addition, Banco Mercantil enters into futures contracts for the sale of currency at a fixed price. The net gain from these operations during the year ended December 31, 2000 was Bs 1,890 million, shown in the consolidated statement of income under Other income.

The risk to which MSF is exposed is related to noncompliance by other parties of the terms laid down in the contracts and to exchange rate fluctuations. MSF has a control environment that includes policies and procedures for rating exchange rate risks and monitoring derivative financial instruments as well as assessing credit risks related to other parties.

NOTE 23 - CREDIT-RELATED COMMITMENTS:

MSF has a number of commitments outstanding related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk in respect of interest rate variation. Since many of the credit limits may expire without being used, the aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MSF are recorded under Memorandum accounts (see Note 22).

Guarantees granted -

After conducting a credit risk analysis, MSF provides guarantees to certain customers according to their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the client fails to comply with the terms of the agreement. These guarantees have maturities of up to one year and earn annual commissions of between 0.5% and 3% of their value (between 0.13% and 13% at December 31, 2000). Commissions in respect of these guarantees are recorded monthly while they remain in force (see Note 22).

Letters of credit -

Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MSF charges a fee of 0.1% to 3% on the amount of the letter of credit and records it under assets once a customer uses it. Unused letters of credit and other similar liabilities are included under Memorandum accounts (see Note 22).

Lines of credit -
MSF grants lines of credit to clients subject to prior credit risk evaluation and any guarantees required by MSF. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MSF may exercise its option to cancel a credit commitment with a particular customer at any time (see Note 22).

Banco Mercantil issues renewable credit cards with limits of up to three years. However, Banco Mercantil may exercise its option to cancel a credit commitment with a particular customer at any time. Annual nominal credit card interest rates are variable. At December 31, 2001, the annual rate was 42% (38% at December 31, 2000) (see Note 22).

MSF's exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MSF for these commitments are the same as those for the loan portfolio.

In general, to grant credit MSF evaluates customer eligibility. The amount of collateral provided, if required by MSF, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and investment in securities.

NOTE 24 - FUNDACION BANCO MERCANTIL:

Banco Mercantil and other subsidiaries of MSF sponsor the "Fundación Banco Mercantil" founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Banco Mercantil and other sponsors made contributions during the year ended December 31, 2001 of Bs 1,569 million (Bs 773 million during the year ended December 31, 2000), which are shown under Other operating expenses.

NOTE 25 - FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS:

The fair market value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. For those financial instruments with no quoted market prices available, fair market values have been estimated as the present value of future cash flows of the financial instruments or based on other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments advance. In addition, the fair market values presented below do not purport to portray the value of other income-generating activities or future business activities; that is, they do not represent the value of MSF as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair market values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, under assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their relatively short-term maturity. Included are cash equivalents, interest-earning deposits at other banks and commissions and interest receivable.

Investment portfolio -
The fair market value of these financial instruments was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value and described in Note 7.

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are revised, generally at a frequency of between 30 and 90 days for most of the short-term portfolio. Likewise, allowances have been made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair market value.

Deposits -
The fair market value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at book value due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair market values disclosed.

Financial liabilities -
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

NOTE 26 - GEOGRAPHIC SEGMENT INFORMATION:

MSF operates primarily in the financial sector and its operations are broken down geographically as follows:

	Years ended December 31,	
	2001	2000
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	366,533	287,559
United States of America	60,088	49,340
Other	5,929	6,988
Total	432,550	343,887
Net financial margin, commissions and other income:		
Venezuela	462,156	361,832
United States of America	54,575	50,499
Other	12,124	5,192
Total	528,855	417,523
Income before taxes, extraordinary items and minority interests:		
Venezuela	67,323	35,981
United States of America	21,103	19,889
Other	(2,913)	(13,280)
Total	85,513	42,590

	December 31,			
	2001		2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Assets:				
Venezuela	3,060,079	58	2,835,794	64
United States of America	1,948,364	37	1,357,104	30
Other	247,553	5	268,187	6
Total	5,255,996	100	4,461,085	100
Liabilities:				
Venezuela	2,652,502	57	2,407,034	63
United States of America	1,790,962	39	1,202,001	31
Other	185,778	4	231,655	6
Total	4,629,242	100	3,840,690	100

NOTE 27 - REGULATORY CAPITAL REQUIREMENTS:

MSF banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, the banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

Banco Mercantil, the main banking subsidiary of MSF, is required by the Superintendency of Banks to maintain minimum regulatory ratios of capital to risk-weighted assets, including certain contingencies recorded under Memorandum accounts ("Equity to risk-weighted assets and contingent operations"), Tier 1 regulatory capital to risk-weighted assets, including certain contingencies recorded under Memorandum accounts ("Equity to risk-weighted assets and contingent operations") and shareholders' equity in relation to total assets, both determined based on financial information in historical amounts.

At December 31, 2001, the capital amounts and ratios required of and maintained by Banco Mercantil, calculated based on its published financial statements in accordance with the rules of the Superintendency of Banks, are as follows:

	Maintained		Required	
	Amount	Ratio	Amount	Ratio
	(Millions of bolivars)	%	(Millions of bolivars)	%
Equity to risk-weighted assets and contingent operations	391,348	16.41	286,178	12.00
Tier 1 equity to risk-weighted assets and contingent operations	343,575	14.40	95,438	4.00
Shareholders' equity to total assets	391,348	12.38	316,113	10.00

The Accounting Manual and Plan of Accounts published by the CNV require certain minimum equity ratios applicable to MSF. Consolidated equity amounts and ratios of MSF at December 31, 2001 are as follows:

	Amount	Ratio
	(Millions of bolivars)	%
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	563,614	16.63
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	458,761	13.54

Ratios at December 31, 2001 calculated in accordance with the Basel Accord are as follows:

	Amount	Ratio
	(Millions of bolivars)	%
Basel Accord:		
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	563,673	16.61
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	458,761	13.52
Tier 1 equity to weighted assets (3% minimum requirement)	458,761	9.44

NOTE 28 - MONEY LAUNDERING PREVENTION:

In compliance with Article No. 101 of the Law on Narcotic and Psychotropic Substances, Banco Mercantil has set aside an allowance of 1% of its annual net income for the purpose of preparing employee-oriented programs for the prevention of drug trafficking and consumption (see Note 13). In compliance with the rules and regulations of the Superintendency of Banks in this connection, Banco Mercantil created a Unit appointed by the Executive Committee to analyze, monitor and inform the Committee for the Prevention of Money Laundering of any possible money laundering activities. Banco Mercantil has also appointed officials in its divisions, branch, agencies and offices responsible for enforcing and supervising money laundering prevention and monitoring regulations.

NOTE 29 - ACQUISITION AND MERGER OF INTERBANK:

In July 2000 Banco Mercantil entered into an agreement with the principal shareholders of Interbank to merge the two institutions. Under this agreement, in September 2000 Banco Mercantil purchased 96.75% of Interbank's capital stock through the Caracas Stock Exchange for US$219,600,000. Banco Mercantil agreed to pay a portion of the acquisition price by issuing preferred stock. Moreover, Banco Mercantil acquired for cash, under better conditions than the previous purchase, an additional shareholding of 2.95% from the minority shareholders of Interbank. The remaining minority shareholders also received preferred stock.

On September 28, 2000, the shareholders of both institutions approved the merger by absorption of Interbank into Banco Mercantil. In December 2000 the Superintendency of Banks and Financial Regulation Board approved the merger, which was formalized on December 15, 2000 and entered in the Commercial Registry. The statement of income for the year ended December 31, 2000 includes the consolidated results of Interbank as from September 30, 2000.

On December 15, 2000, based on resolutions passed at the Special Shareholders' Meeting held on September 28, 2000, Banco Mercantil increased its capital stock by Bs 52,360 million through the issuance of 523,599,150 preferred shares of Bs 100 each as partial payment to the principal shareholders of Interbank, C.A. (Banca Universal) of the acquisition price of 96.75% of the shares and to recognize the interest of the remaining Interbank shareholders in Banco Mercantil. These shares may not be publicly traded and, in case of liquidation, will have preference over common stock; they have limited voting rights (only to approve accounts and designate statutory auditors); they are redeemable in U.S. dollars or at their equivalent in bolivars at the redemption date, based on the value in U.S. dollars that each share had when issued. Redemption was set at a fixed term of five years and the former principal shareholders of Interbank will only be entitled to an annual accumulated dividend, payable quarterly in bolivars and calculated at three-month LIBOR plus 4%, based on the U.S. dollar equivalent of each share at their date of issuance. Of the total shares issued, 272,415,000 shares were set aside as collateral for possible contingencies during a defined term.

In October 2001, MSF exercised the option set out in the agreement entered into with the former Interbank shareholders and acquired 73.61 % of the preferred shares issued by Banco Mercantil.

At a regular Shareholders' Meeting held on September 27, 2001, shareholders of Banco Mercantil C.A. approved changes in certain rights and characteristics of the aforementioned preferred shares. The main changes proposed were as follows:

- Shares will be redeemable at their value in bolivars resulting from applying the exchange rate in effect at October 31, 2001 to the original value of each share in U.S. dollars.

- Shares will be entitled to an annual noncapitalizable accumulated dividend, payable on a quarterly basis in bolivars, equal to 110% of the national market average interest rate for lending operations agreed upon by the six main banks in the country (TAM).

In November 2001, MSF and certain minority shareholders expressed their decision to take advantage of these changes, and 386,073,846 preferred shares thereby became Class "B" shares.

At December 31, 2001 preferred shares held by third parties, which amount to Bs 13,815 million, are recorded as minority interest. Of this amount, Bs 13,809 million (US$19,778,000) relates to Class "A" preferred shares and Bs 6 million to Class "B" preferred shares.

During 2001, Bs 4,093 million was paid in connection with dividends on preferred shares, shown in the consolidated statement of income under Interest expense.

NOTE 30 - SUPPLEMENTARY INFORMATION - CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN CONSTANT BOLIVARS:

Resolution No. 346-99, published by the CNV in the Official Gazette of March 22, 2000, stipulates that inflation-adjusted financial statements must be presented as supplementary information.

MSF has prepared supplementary financial statements in conformity with generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. These financial statements are restated for the effects of inflation, which differs from CNV rules (see Note 2).

The purpose of restating the financial statements for the effects of inflation using the General Price Level (GPL) method is to present them in currency of uniform purchasing power, according to the Consumer Price Index (CPI) of the Metropolitan Area of Caracas, published by the Banco Central de Venezuela. Consequently, the accompanying financial statements do not purport to portray the market or realization values of the nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Below is a summary of the main bases used for the preparation of the consolidated inflation-adjusted financial statements:

Inflation indices and rates -
The CPI indices and inflation rates for the years ended December 31, 2001 and 2000, according to information published by BCV are as follows:

Years ended	CPI base for 1997=100	Inflation rate %
December 2001	231.28	12.28
December 2000	206.00	13.44

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities including balances in foreign currency are, by their nature, shown in terms of purchasing power at December 31, 2001. For comparative purposes,

monetary assets and liabilities at December 31, 2000 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at December 31, 2001.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under Result from exposure to inflation.

Nonmonetary assets -
Property and equipment is recorded in constant currency at December 31, 2001, according to the CPI at their dates of origin at amounts which do not exceed their recoverable value as determined by independent appraisers.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at December 31, 2001. Dividends are stated in constant currency based on the date they were declared.

Statement of income -
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate.

Gain or loss on the sale of shares, investments in real property and personal property and other nonmonetary items are calculated by restating each of the elements required for determining book value and sales price.

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, expressed in constant bolivars at December 31, 2001, provided as supplementary information:

CONSOLIDATED BALANCE SHEET

	December 31,	
	2001	2000 (Note 2x)
	(Millions of constant bolivars at December 31, 2001)	
ASSETS		
CASH AND DUE FROM BANKS:		
Cash	128,157	125,265
Banco Central de Venezuela	446,658	484,091
Venezuelan banks and other financial institutions	18,131	1,380
Foreign banks and other financial institutions	255,572	162,955
Pending cash items	92,774	111,402
Allowance for cash and due from banks	(1,029)	(818)
	940,263	884,275
INVESTMENT PORTFOLIO:		
Investments in trading securities	30,238	71,534
Investments in securities available for sale	973,861	642,627
Investments in securities held to maturity	46,047	59,140
Share trading portfolio	49,816	58,544
Investments in time deposits and placements	84,631	85,534
Restricted investments	6,930	8,105
	1,191,523	925,484
LOAN PORTFOLIO:		
Current	2,474,324	2,513,079
Rescheduled	68,710	34,614
Overdue	62,914	62,561
In litigation	14,788	22,009
	2,620,736	2,632,263
Allowance for losses on loan portfolio	(139,401)	(131,041)
	2,481,335	2,501,222
INTEREST AND COMMISSIONS RECEIVABLE	63,095	71,606
LONG-TERM INVESTMENTS	11,637	11,306
ASSETS AVAILABLE FOR SALE	34,463	43,034
PROPERTY AND EQUIPMENT	287,904	309,391
OTHER ASSETS	318,754	291,895
TOTAL ASSETS	5,328,974	5,038,213
MEMORANDUM ACCOUNTS	8,398,428	8,060,524

CONSOLIDATED BALANCE SHEET

	December 31,	
	2001	2000 (Note 2x)
	(Millions of constant bolivars at December 31, 2001)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS -		
Non-interest-bearing	886,502	1,008,231
Interest-bearing	1,320,570	902,878
Savings deposits	845,967	738,903
Time deposits	1,014,153	1,139,845
	4,067,192	3,789,857
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION -		
Publicly traded debt securities issued by MSF	59,814	-
FINANCIAL LIABILITIES -		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	8,788	4,472
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	4,674	3,704
Borrowings with foreign banks and savings and loan institutions, up to one year	74,518	84,674
Borrowings with foreign banks and savings and loan institutions, more than one year	33,574	67,113
Liabilities under repurchase agreements	4,593	14,617
Other liabilities, up to one year	24,418	33,062
Other liabilities, more than one year	14,748	21,683
	165,313	229,325
INTEREST AND COMMISSIONS PAYABLE	14,215	16,449
OTHER LIABILITIES	274,209	233,421
SUBORDINATED DEBT	49,205	43,164
TOTAL LIABILITIES	4,629,948	4,312,216
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	15,532	61,113
SHAREHOLDERS' EQUITY:		
Nominal capital stock	58,648	57,291
Capital inflation adjustment	259,089	259,089
Share premium	82,701	86,275
Capital reserves	206,708	194,890
Negative goodwill	-	1,999
Translation adjustment of net assets of subsidiaries abroad	(27,687)	(25,034)
Retained earnings	135,651	120,592
Shares repurchased held by subsidiaries	(20,792)	(20,781)
Unrealized loss from restatement at market value of investments available for sale	(10,825)	(9,437)
TOTAL SHAREHOLDERS' EQUITY	683,493	664,884
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,328,973	5,038,213
MEMORANDUM ACCOUNTS	8,398,428	8,060,524

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,	
	2001	2000 (Note 2x)
	(Millions of constant bolivars at December 31, 2001)	
INTEREST INCOME:		
Income from cash and due from banks	17,296	22,538
Income from investment portfolio	125,158	95,945
Income from loan portfolio	472,586	454,530
Total interest income	615,040	573,013
INTEREST EXPENSE:		
Interest on demand and savings deposits	45,243	55,456
Interest on time deposits	82,892	79,605
Interest on securities issued by MSF	2,887	-
Interest on financial liabilities	25,259	22,724
Total interest expense	156,281	157,785
GROSS FINANCIAL MARGIN	458,759	415,228
Allowance for losses on loan portfolio	57,206	33,474
NET FINANCIAL MARGIN	401,553	381,754
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	12,983	9,741
Foreign currency transactions	6,830	6,974
Commissions on customer account transactions	36,114	28,912
Commissions on letters of credit and guarantees granted	4,542	4,344
Equity in long-term investments	1,003	(6,193)
Exchange gains	10,309	11,630
Income on sale of investment securities	4,303	6,618
Other income	65,688	41,700
Total commissions and other income	141,772	103,726
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	59,589	59,761
Claims	(49,791)	(55,983)
Total insurance premiums, net of claims	9,798	3,778
OPERATING EXPENSES:		
Salaries and employee benefits	187,163	166,199
Depreciation, property and equipment expenses, amortization of intangibles and other	114,013	115,051
Fees paid to regulatory agencies	12,086	8,037
Other operating expenses	174,840	164,984
Total operating expenses	488,102	454,271
RESULT FROM EXPOSURE TO INFLATION	3,187	(22,747)
OPERATING INCOME BEFORE TAXES, EXTRAORDINARY ITEMS AND MINORITY INTERESTS	68,208	12,240
TAXES:		
Current	(16,510)	(13,944)
Deferred	16	2,630
Total taxes	(16,494)	(11,314)
NET INCOME BEFORE EXTRAORDINARY ITEMS AND MINORITY INTERESTS	51,714	926
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS	1,240	2,358
MINORITY INTERESTS	(169)	(20)
NET INCOME FOR THE YEAR	52,785	3,264

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

(Millions of constant bolivars at December 31, 2001)

	Capital stock									
	Nominal	Inflation adjustment	Share premium	Capital reserves	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased held by subsidiaries	Unrealized loss from restatement at market value of investments available for sale (Note 2d)	Total shareholders' equity
Balances at December 31, 1999	52,257	258,478	91,920	192,990	-	(17,363)	127,089	(9,574)	-	695,797
Net income for the year	-	-	-	-	-	-	3,264	-	-	3,264
Appropriation to legal reserve	-	-	-	1,900	-	-	(1,900)	-	-	-
Shares repurchased	-	-	-	-	-	-	-	(11,207)	-	(11,207)
Negative goodwill	-	-	-	-	1,999	-	-	-	-	1,999
Stock dividends	5,034	611	(5,645)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(7,861)	-	-	(7,861)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(9,437)	(9,437)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	(7,671)	-	-	-	(7,671)
Balances at December 31, 2000	57,291	259,089	86,275	194,890	1,999	(25,034)	120,592	(20,781)	(9,437)	664,884
Net income for the year	-	-	-	-	-	-	52,785	-	-	52,785
Appropriation to legal reserve	-	-	-	11,818	-	-	(11,818)	-	-	-
Shares repurchased	-	-	-	-	-	-	-	(14,013)	-	(14,013)
Negative goodwill	-	-	-	-	(1,999)	-	-	-	-	(1,999)
Redemption of shares repurchased	(2,217)	-	-	-	-	-	(11,785)	14,002	-	-
Stock dividends	3,574	-	(3,574)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(14,123)	-	-	(14,123)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(1,388)	(1,388)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	(2,653)	-	-	-	(2,653)
Balances at December 31, 2001	58,648	259,089	82,701	206,708	-	(27,687)	135,651	(20,792)	(10,825)	683,493

Below is a summary of the main balance sheet headings which, when adjusted for the effects of inflation, differ from those presented in historical bolivars:

a) Cash and due from banks, interest receivable and liabilities -

As indicated in Note 2a, the consolidated financial statements include the accounts of the subsidiary Mercantil Inversiones y Valores, C.A. at November 30, 2001. Accordingly, Cash and due from banks, interest receivable, net and Financial liabilities of this subsidiary have been restated for presentation in terms of purchasing power at December 31, 2001.

b) Long-term investments:

	December 31,						
		2001			2000		
	Par value	Number of shares	Equity	Millions of constant bolivars at December 31, 2001	Number of shares	Equity	Millions of constant bolivars at December 31, 2001
			%			%	
Todo 1 Services, Inc.	757	15,000,000	40,52	2,250	15,000,000	58,31	3,302
Ciudad Residencial La Rosa, C.A.	100	239,203	29,90	2,624	239,203	29,90	2,642
Servicios Empresariales, C.A.	100	37,088	43,00	2,514	343,334	33,33	1,144
Proyectos Conexus	100	343,334	33,33	794	37,088	43,00	971
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1,000	325,430	50,00	267	325,430	50,00	738
Mondex de Venezuela, C.A.	100	15,006,619	42,39	1,560	9,706,478	40,09	1,516
Caja Venezolana de Valores	10,000	21,616	18,01	-	29,767	18,01	551
Other		-	20-50	1,628	-	20-50	442
				11,637			11,306

c) Assets available for sale:

	December 31,	
	2001	2000
	(Millions of constant bolivars at December 31, 2001)	
Real property received in lieu of payment	36,168	37,627
Idle assets	14,954	1,456
Personal property received in lieu of payment	456	750
Securities received in lieu of payment	331	786
Assets acquired or built for sale	-	14,116
Other assets available for sale	1,645	1,535
Allowance for assets available for sale	(19,091)	(13,236)
	34,463	43,034

d) Property and equipment:

	December 31,					
	2001			2000		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of constant bolivars at December 31, 2001)					
Buildings and facilities	271,053	(87,311)	183,742	258,544	(73,747)	184,797
Furniture and equipment	136,134	(86,959)	49,175	122,485	(57,036)	65,449
Land	27,681	-	27,681	28,749	-	28,749
Assets acquired under financial lease	7,585	(3,328)	4,257	8,067	(810)	7,257
Other assets	24,070	(1,021)	23,049	26,002	(2,863)	23,139
	466,523	(178,619)	287,904	443,847	(134,456)	309,391

e) Other assets:

	December 31,	
	2001	2000
	(Millions of constant bolivars at December 31, 2001)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization	144,429	150,766
Seguros Orinoco, C.A.	17,828	-
Seguros Mercantil, C.A., net of accumulated amortization	4,406	4,687
	166,663	155,453
Premium on acquisition of Banco Latino, C.A. offices, net of accumulated amortization	-	2,768
Deferred expenses, net of accumulated amortization	47,108	29,660
Deferred income tax (Note 15)	13,654	17,125
Software development, net of accumulated amortization	18,614	16,012
Pending items	14,622	15,519
Accounts receivable	15,964	13,638
Other prepaid expenses	6,774	9,902
Insurance premiums receivable	17,203	8,762
Main office, branches and agencies of Banco Mercantil	1,108	7,486
Accounts receivable from other credit card issuing institutions	5,301	7,260
Prepaid taxes	7,854	5,818
Advances for the acquisition of real property	5,357	6,175
Prepaid advertisement	1,902	4,437
Stationery and office supplies	1,390	1,738
Accounts receivable from reinsurers	1,482	1,472
Other	2,190	3,161
	327,186	306,386
Allowance for estimated losses on other assets	(8,432)	(14,491)
	318,754	291,895

f) Other liabilities:

	December 31,	
	2001	2000
	(Millions of constant bolivars)	
Technical reserves	65,868	30,172
Cashier's checks issued to clients	58,770	45,450
Provision for contingencies and other	47,760	56,174
Pending items and main office, branches and agencies of Banco Mercantil	32,686	25,646
Employee benefits and profit sharing	4,828	13,560
Deferred interest	21,125	11,716
Accrued expenses	12,858	10,509
Other demand deposits	2,564	11,619
Unrealized benefits	3,452	5,780
Accounts payable to suppliers	1,085	6,128
Taxes withheld from third parties	7,096	2,999
Provisions for taxes payable	5,785	5,308
Labor contributions	3,419	3,464
Organic Law on Narcotic and Psychotropic Substances	2,565	3,008
Other	4,348	1,888
	274,209	233,421

NOTE 31 - SUBSEQUENT EVENTS:

As explained in Note 29, in October 2001 MSF exercised the option set out in the agreement entered into with the former Interbank shareholders and acquired 73.61% of the preferred shares issued by Banco Mercantil. Additionally, in February 2002 MSF acquired a further 25.46% of these shares for US$19,087,228, equivalent to Bs 15,117 million.

MSF decided to take advantage of the change in certain conditions on which these shares were initially issued, approved by the Special Shareholders' Meeting held on January 24, 2002. These changes involve the relationship between the shares and the U.S. dollar in case of liquidation, share redemption and payment of dividends. The conditions modified by this change were as follows:

- Shares will be redeemable at their value in bolivars at Bs 143 per share. Redemption will occur at a fixed term of five years, which may not be modified.

- Shares will only be entitled to an annual noncapitalizable accumulated dividend, payable on a quarterly basis in bolivars, at a rate equal to 110% of the Market Lending Rate (TAM), which is the weighted-average annual interest rate for lending operations agreed upon by the six main commercial or universal banks in the country with the highest volume of deposits, as published by BCV.

As a result of this change, 133,324,286 preferred shares became Class "E" shares.

Mortgage loans adjusted to family income -

In January 2002 the Supreme Court of Justice partially allowed a claim in connection with refinanced mortgage loans (indexed or "Mexican loans") and vehicle loans with "balloon" payments and ordered Banco Central de Venezuela to fix the interest rate applicable to these loans as from 1996 and to make the corresponding adjustment, if applicable. The Supreme Court also requested the Superintendency of Banks to issue regulations to forbid future indexed loans outside the Housing Savings System and to allow rescheduling of existing loans.

In accordance with the rules of the Superintendency of Banks, the subsidiary Banco Mercantil includes Bs 17,219 million in respect of capitalized interest on mortgage loans adjusted to family income as Restricted surplus under Retained earnings at December 31, 2001.

Exchange rate system -

On February 13, 2002, the Venezuelan government and the Banco Central de Venezuela (BCV) announced a new free-floating exchange system to substitute the maximum and minimum exchange rate band system. Under the new system, BCV will sell and buy currency through an auction mechanism first implemented on February 18, 2002. The average exchange rate resulting from foreign currency distribution on that date was Bs 929.73 / US$. Management is currently assessing the effects of this change in the exchange rate system.


MERCANTIL
SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1. Edificio Mercantil
Caracas 1050, Venezuela. Phone: (0212) 503.1111